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As filed with the Securities and Exchange Commission on February 4, 2005

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IHS INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7370 (Primary Standard Industrial Classification Code Number)	13-3769440 (I.R.S. Employer Identification Number)

15 Inverness Way East
Englewood, CO 80112
(303) 790-0600
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

STEPHEN GREEN
Senior Vice President and General Counsel
IHS Inc.
15 Inverness Way East
Englewood, CO 80112
(303) 790-0600
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
RICHARD J. SANDLER LUCIANA FATO Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000	ROBERT S. RISOLEO Sullivan & Cromwell LLP 1701 Pennsylvania Avenue, N.W. Washington, D.C. 20006 (202) 956-7500

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

            If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Class A common stock, par value $0.01 per share	$350,000,000	$41,195

Series A junior participating preferred stock purchase rights(3)	—	—

(1)
Includes shares issuable upon exercise of the underwriters' option to purchase additional shares of Class A common stock.

(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(3)
Each share of Class A common stock includes one series A junior participating preferred stock purchase right pursuant to a Rights Agreement to be entered into between the Registrant and the rights agent. The series A junior participating preferred stock purchase rights will initially trade together with the Class A common stock. The value attributable to the series A junior participating preferred stock purchase rights, if any, is reflected in the offering price of the Class A common stock.

            The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                          , 2005.

                          Shares

IHS Inc.

Class A Common Stock

          This is an initial public offering of shares of Class A common stock of IHS Inc.

          IHS is offering             of the shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional             shares. IHS will not receive any of the proceeds from the sale of the shares by the selling stockholders.

          Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share will be between $                        and $                        . IHS intends to list the Class A common stock on the New York Stock Exchange under the symbol "IHS."

          IHS has two classes of common stock outstanding, Class A common stock and Class B common stock. The rights of the Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible into one share of Class A common stock at the option of the holder or automatically upon the occurrence of specified events.

          See "Risk Factors" beginning on page     to read about factors you should consider before buying shares of the Class A common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to IHS	$	$
Proceeds, before expenses, to the selling stockholders	$	$

          To the extent that the underwriters sell more than    shares of Class A common stock, the underwriters have the option to purchase up to an additional              shares from the selling stockholders at the initial public offering price less the underwriting discount.

          The underwriters expect to deliver the shares against payment in New York, New York on             , 2005.

Goldman, Sachs & Co.	Citigroup
Morgan Stanley
UBS Investment Bank
KeyBanc Capital Markets
Piper Jaffray

Prospectus dated                          , 2005.

[Artwork to come]

PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, especially the risks of investing in our Class A common stock discussed under "Risk Factors" beginning on page     . Except as otherwise noted, we present all financial and operating data on a fiscal year and fiscal quarter basis. Our fiscal years end on November 30 of each year.

Our Company

          We are one of the leading global providers of critical technical information, decision-support tools, and related services to customers in the energy, defense, aerospace, construction, electronics, and automotive industries. We have developed a comprehensive collection of technical information that is highly relevant to the industries we serve. Our decision-support tools enable our customers to quickly and easily search and analyze this information and integrate it into their work flows. Our operational, research, and strategic advisory services combine this information and these tools with our extensive industry expertise to meet the needs of our customers. Our customers rely on these offerings to facilitate decision making, support key processes, and improve productivity.

          Our customers range from governments and large multinational corporations (including a majority of the Fortune 500 companies) to smaller companies and technical professionals in more than 100 countries. We sell our offerings primarily through subscriptions and have historically experienced high renewal rates. As a result of our subscription-based business model and historically high renewal rates, we generate recurring revenue and cash flow. In 2004, we generated revenue of $395 million, net income of $61 million, and operating cash flows of $67 million.

          IHS has been in business for more than 45 years and employs more than 2,300 people around the world.

          We manage our business through our Energy and Engineering operating segments:

  •
  Our Energy segment develops and delivers critical oil and gas industry data on exploration, development, production, and transportation activities to major global energy producers and oil companies. We also provide decision-support tools and operational, research, and strategic advisory services to these customers, as well as to utilities and transportation, petrochemical, coal, and power companies. For example, major global oil companies use our offerings to support a broad range of decision-making processes that identify attractive exploration investments, assess the likelihood of successful oil production projects, and develop detailed planning scenarios. In 2004, our Energy segment generated revenue of $186 million.

  •
  Our Engineering segment provides solutions incorporating technical specifications and standards, regulations, parts data, design guides, and other information to customers in its targeted industries. We serve some of the largest engineering-intensive companies around the world in the defense, aerospace, construction, electronics, and automotive industries. For example, we provide one of the world's largest aerospace companies with desktop access to industry specifications and standards; parts, logistics, and procurement data; engineering methods; and related analytical tools. In 2004, our Engineering segment generated revenue of $208 million.

Our Competitive Strengths

          We believe we are a leader in the markets we serve as a result of the following competitive strengths.

          Comprehensive collection of critical information.    We have developed a comprehensive collection of current and historical technical information that is highly relevant to the industries we serve. We believe that this collection would be very difficult to replicate because it has been developed and maintained over several decades. We gather the information primarily through longstanding relationships with thousands of public and private sources and combine it with our proprietary content, our extensive industry insight, and our analysis to create what we believe is the largest collection of this type of information in the world.

          Deep expertise.    We develop and utilize sophisticated processes and technologies for gathering, updating, indexing, and delivering our critical information. Our hundreds of information services experts analyze, integrate, and maintain this information. We also employ specialized professionals with extensive experience in our target industries to better understand the needs of our customers and to design tools and related services that address their needs.

          Trusted business partner.    The combination of our critical information and industry expertise has resulted in our becoming a longstanding and trusted business partner, providing accurate and timely technical information to our customers. Many of our customers rely on us as a single-source provider of this information that, together with our decision-support tools and related services, supports their key operations and processes, facilitates strategy and decision making, and drives growth and productivity.

          Diversified and global customer base.    We serve some of the world's largest corporations across multiple industries in more than 100 countries, as well as governments and other organizations. We generated approximately 50% of our total revenue outside the United States in 2004. In addition, in 2004 our largest customer generated less than 4% of our total revenue. We believe that our diversified and global customer base reduces the impact on our operating results of industry downturns and localized economic conditions.

          Subscription-based model with high renewal rates.    We sell our offerings primarily through subscriptions. As a result of this model and our historically high renewal rates, we generate recurring revenue and cash flows. We believe that our high renewal rates demonstrate that our customers rely on us for high-quality solutions that they consider critical to their business.

          Experienced management team.    Our management team includes information services veterans and experienced industry executives. We benefit from their thorough understanding of the information services business, deep knowledge of our target industries, and extensive relationships with content providers and existing and potential customers.

Our Growth Strategy

          We intend to build on our position as one of the leading providers of critical technical information, decision-support tools and related services to customers in the industries we target by executing the following strategies.

          Enhance our critical information.    We will continue to augment our comprehensive collection of critical information by enhancing our data aggregation tools and processes and by further strengthening our relationships and alliances with content providers. We also plan to continue to selectively acquire databases and information services organizations in our target industries.

          Further embed our offerings in customer processes.    We intend to continue to work closely with our customers to more deeply embed our offerings into their workflows and business processes. We believe we can achieve this by developing new tools and services and by selectively acquiring complementary technologies and businesses that enhance our offerings. We intend to use these enhanced offerings to appeal to new customers and further penetrate our existing global customer base.

          Further penetrate targeted industries.    We believe we have a unique ability to develop decision- support tools and related services based on our critical information in the industries we target. We intend to further penetrate selected information-intensive industries where we already have significant presence, such as defense, aerospace, construction, and electronics, through internal growth and selective acquisitions.

          Expand geographic reach.    We are expanding our sales and marketing efforts in emerging markets, particularly in Asia. China, Russia and India represent significant opportunities for us as the information-intensive industries we serve have grown rapidly in these countries over the past few years. We intend to broaden our reach in these markets by tailoring our offerings with specialized local content and deploying knowledgeable sales representatives and dealers.

          Leverage operating model.    We derive most of our revenue from annual subscription fees, while a large portion of our costs are fixed. As a result, we believe we can improve our operating margins by generating additional revenue as we further penetrate our existing customer base and add new customers.

Risk Factors

          You should carefully consider the information under the heading "Risk Factors" and all other information in this prospectus before investing in our Class A common stock.

Company Information

          We were incorporated in the state of Delaware in 1994. Our principal executive offices are located at 15 Inverness Way East, Englewood, Colorado 80112 and our telephone number is (303) 790-0600. We also maintain an Internet site at www.ihs.com. Our website and the information contained therein shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

The Offering

Class A common stock offered:
By IHS	shares
By the selling stockholders	shares ( shares if the underwriters exercise in full their option to purchase additional shares)
Total Class A common stock offered	shares ( shares if the underwriters exercise in full their option to purchase additional shares)
Class A common stock to be outstanding after this offering	shares
Class B common stock to be outstanding after this offering	shares
Total common stock to be outstanding after this offering	shares
Voting rights:
Class A common stock	One vote per share
Class B common stock	Ten votes per share
Conversion
Each share of our Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock shall convert automatically, without any action by the holder, upon the earlier of the occurrence of specified events or four years from the date of this offering. See "Description of Capital Stock—Common Stock—Conversion."
Use of proceeds
We estimate that our net proceeds from this offering will be approximately $ million, assuming an initial public offering price of $ per share of Class A common stock, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses. We intend to use our net proceeds for general corporate purposes, including potential acquisitions. We will not receive any proceeds from the sale of shares by the selling stockholders.
Proposed New York Stock Exchange symbol	"IHS"

          The outstanding share information appearing above is based on the number of shares that were issued and outstanding as of November 30, 2004. Unless we specifically state otherwise, the information in this prospectus does not reflect:

  •
  restricted shares of our Class A common stock and                          shares of our Class A common stock underlying deferred stock units granted on December 23, 2004, in connection with the offers of our subsidiary IHS Group Inc. on November 22, 2004, to exchange certain compensatory stock options and shares acquired upon the exercise of such options for cash and these restricted shares and deferred stock units (see

    "Management—Equity Compensation Plans—Offer to Exchange Options and Shares Held by Our Senior Executives" and "—Equity Compensation Plans—Offer to Exchange Options and Shares Held by Directors and Certain Employees");

  •
  restricted shares of our Class A common stock issued to our non-employee directors, new hires, and other employees subsequent to November 30, 2004 (see "Management—Equity Compensation Plans"); and

  •
  shares of our Class A common stock available for issuance under the IHS Inc. 2004 Long-Term Incentive Plan (including the IHS Inc. Directors Stock Plan, which is part of our long-term incentive plan). As of November 30, 2004, there were no options outstanding under this plan.

Summary Consolidated Financial Data

          The following summary consolidated financial data should be read in conjunction with, and are qualified by reference to, the information set forth in "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and notes thereto included in this prospectus.

	Years Ended November 30,
	2002(1)	2003	2004
	(In thousands)
Statement of Operations Data:
Revenue	$338,911	$345,840	$394,551
Operating expenses:
Cost of revenue	165,168	160,949	182,206
Selling, general and administrative	117,837	119,986	137,821
Depreciation and amortization	9,352	8,943	10,142
Compensation expense related to equity awards(2)	—	—	21,805
Gain on sales of assets, net	(2,660)	(245)	(5,532)
Impairment of assets	8,556	567	1,972
Recovery of investment	(1,598)	—	—
Net periodic pension and post-retirement benefits	(10,866)	(8,558)	(5,791)
Earnings in unconsolidated subsidiaries	(2,934)	(3,196)	(437)
Other expense (income), net	(1,062)	1,105	2,672

Total operating expenses	281,793	279,551	344,858

Operating income	57,118	66,289	49,693
Impairment of investment in affiliate	(7,900)	—	—
Gain on sale of investment in affiliate	—	—	26,601
Interest income	1,043	1,359	1,140
Interest expense	(3,535)	(1,104)	(450)

Non-operating income (expense), net	(10,392)	255	27,291

Income before income taxes and minority interests	46,726	66,544	76,984
Provision for income taxes	(16,775)	(23,935)	(15,395)

Income before minority interests	29,951	42,609	61,589
Minority interests	(23)	(46)	(275)

Net income	$29,928	$42,563	$61,314

Balance Sheet Data (as of period end):
Cash and cash equivalents	$11,941	$24,051	$124,452
Total assets	581,291	620,113	752,644
Total long-term debt and capital leases	44,081	725	607
Total stockholders' equity	304,565	360,765	432,723
Cash Flow and Other Financial Data:
Net cash provided by (used in):
Operating activities	$74,735	$60,145	$66,980
Investing activities	(2,659)	(4,935)	34,603
Financing activities	(71,265)	(44,153)	(2,000)
EBITDA(3)	58,547	75,186	86,161
Adjusted EBITDA(3)	59,879	66,950	72,014

(1)
During 2002, we disposed of several non-core businesses. The combined results of these divested businesses impacted our operating income from 2002 through 2004 as set forth below:

	Years Ended November 30,
	2002	2003	2004
	(In thousands)
Revenue	$8,047	$—	$—
Cost of revenue	5,558	—	—
Selling, general and administrative	5,195	—	—
Depreciation and amortization	126	—	—
Other expense (income), net	(47)	—	—

Operating loss	$(2,785)	$—	$—

  Our non-operating income (expense), net, during the periods presented was also impacted by these divestments. See footnotes 7 and 8 to the "Selected Historical Consolidated Financial Data."

(2)
Represents costs related to the modification of our long-term incentive plans to reflect more customary public company compensatory arrangements. In November 2004, we conducted an offer to purchase the outstanding options and shares of capital stock that had been issued pursuant to stock option plans maintained by one of our subsidiaries. The offer included the issuance of deferred stock units and restricted stock of IHS Inc. in exchange for the previously outstanding options and shares. The expense amount includes (i) a $9.9 million one-time cash charge to settle options outstanding under these plans and to repurchase shares acquired upon exercise of the options and (ii) an $11.9 million non-cash charge relating to the issuance of vested deferred stock units in connection with the offer. Of the $21.8 million total charge, $4.4 million relates to cost of revenue and $17.4 million relates to selling, general and administrative expenses. See Note 12 to our consolidated financial statements.

(3)
EBITDA and adjusted EBITDA are measures used by management to measure operating performance. EBITDA is defined as net income plus net interest, taxes, depreciation, and amortization. Adjusted EBITDA excludes certain non-cash charges and other items that management does not utilize in assessing our operating performance. EBITDA and adjusted EBITDA are reconciled to net income in the following table. Management believes that EBITDA and adjusted EBITDA are useful to investors because they are frequently used by securities analysts, lenders, and other interested parties to evaluate our peer companies. A measure similar to EBITDA is used by the lenders under our credit facility. Neither EBITDA nor adjusted EBITDA are recognized terms under GAAP and do not purport to be an alternative to net income as an indicator of operating performance or any other GAAP measure. Because not all companies use identical calculations, this presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly-titled measures of other companies. Additionally, EBITDA and adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use since they do not consider certain cash requirements, such as interest payments, tax payments, debt service requirements, and capital expenditures. The following is a reconciliation of EBITDA and adjusted EBITDA to net income:

	Years Ended November 30,
	2002	2003	2004
	(In thousands)
Net income	$29,928	$42,563	$61,314
Interest income	(1,043)	(1,359)	(1,140)
Interest expense	3,535	1,104	450
Provision for income taxes	16,775	23,935	15,395
Depreciation and amortization	9,352	8,943	10,142

EBITDA	58,547	75,186	86,161
Compensation expense related to equity awards	—	—	21,805
Gain on sales of assets, net	(2,660)	(245)	(5,532)
Impairment of assets	8,556	567	1,972
Recovery of investment	(1,598)	—	—
Net periodic pension and post-retirement benefits	(10,866)	(8,558)	(5,791)
Impairment of investment in affiliate	7,900	—	—
Gain on sale of investment in affiliate	—	—	(26,601)

Adjusted EBITDA	$59,879	$66,950	$72,014

RISK FACTORS

          You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our Class A common stock. If any of the events or developments described below actually occurs, our business, financial condition, and results of operations may suffer. In that case, the trading price of our Class A common stock may decline and you could lose all or part of your investment.

Risks Related to Our Business

  We depend on content obtained through agreements with third parties, including SDOs, and the failure to maintain these agreements on commercially reasonable terms could prove harmful to our business.

          A significant amount of the content that we use in our offerings is either purchased or licensed from third parties, including Standards Development Organizations (SDOs). Although we obtain data from over 370 SDOs, the majority of the revenue generated by our Engineering segment is derived from offerings that include data we license from 25 SDOs. Our license agreements with these third parties are generally nonexclusive and many are terminable on less than one year's notice. In addition, many of these third parties compete with one another and us. As a result, we may not be able to maintain or renew these agreements at cost-effective prices and these third parties might restrict or withdraw their content from us for competitive or other reasons. Over the last few years, some third parties, including some SDOs, have increased the royalty payments we pay them for the use of their information and may continue to do so in the future. If we are unable to maintain or renew a significant number of these agreements, particularly those we have with SDOs, or if we renew a significant number of these agreements on terms that are less favorable to us, the quality of our offerings and our business, operating results, and financial condition may be adversely affected.

  If we are unable to consistently renew subscriptions for our offerings, our results could weaken.

          In 2004, we derived more than 75% of our revenues from subscriptions to our offerings. These subscriptions are generally for a term of one year. Our results depend on our ability to achieve and sustain high annual renewal rates on existing subscriptions and to enter into new subscription arrangements on commercially acceptable terms. Our failure to achieve high annual renewal rates on commercially acceptable terms would have a material adverse effect on our business, financial condition, and operating results.

  Our growth strategy may prove unsuccessful.

          Our growth strategy involves enhancing our offerings to meet our customers' needs. Our success in meeting these needs depends in large part upon our ability to deliver consistent, high-quality, and timely offerings covering issues, developments and trends that our customers view as important. In addition, we plan to grow by attracting new customers and expanding into new geographic markets. We also expect to grow by enhancing our services business, which historically has not been a part of our core business. It may take a considerable amount of time and expense to execute our growth strategy and, if we are unable to do so, our ability to generate additional revenues on a profitable basis may be adversely affected.

  If we are unable to successfully identify or effectively integrate acquisitions, our financial results may be adversely affected.

          We intend to continue to selectively pursue acquisitions to complement our internal growth. There can be no assurance that we will be able to identify suitable candidates for successful acquisitions at acceptable prices. In addition, our ability to achieve the expected returns and synergies from our past and future acquisitions and alliances depends in part upon our ability to integrate the offerings, technology, administrative functions, and personnel of these businesses into our business in an efficient and effective manner. We cannot assure you that we will be successful in integrating acquired businesses or that our acquired businesses will perform at the levels we anticipate. In addition, our past and future acquisitions may subject us to unanticipated risks or liabilities or disrupt our operations and divert management's attention from our day-to-day operations.

  Our international operations are subject to exchange rate fluctuations and other risks relating to non-U.S. operations.

          In 2004, we generated approximately 50% of our revenues from sales outside the United States and we expect to increase our international presence over time. Our primary operations outside the United States are in the United Kingdom, Canada, and Switzerland. Our operating profit outside the United States has historically exceeded our domestic operating profit. There are numerous risks inherent in doing business in international markets, including:

  •
  currency fluctuations;

  •
  the cost and uncertainty of obtaining data and creating solutions that are relevant to particular geographic markets;

  •
  the complexity of maintaining effective policies and procedures in locations around the world;

  •
  the risks of divergent business expectations or difficulties in establishing joint ventures with foreign partners;

  •
  differing levels of intellectual property protection in various jurisdictions;

  •
  political instability;

  •
  restrictions or limitations on the repatriation of funds; and

  •
  potentially adverse tax consequences.

          See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  We may not be able to protect intellectual property rights.

          We rely on copyright laws and nondisclosure, license, and confidentiality arrangements to protect our proprietary rights as well as the intellectual property rights of third parties whose content we license. However, it is not possible to prevent all unauthorized uses of these rights. We cannot assure you that the steps we have taken to protect our intellectual property rights, and the rights of those from whom we license intellectual property, are adequate to deter misappropriation or that we will be able to detect unauthorized uses and take timely and effective steps to remedy this unauthorized conduct. In particular, a significant portion of our revenues are derived internationally where protecting intellectual property rights is even more challenging. To prevent or respond to unauthorized uses of our intellectual property, we might be required to engage in costly and time-consuming litigation and we may not ultimately prevail. In addition, our offerings could be less differentiated from those of our competitors, which could adversely affect the fees we are able to charge.

  We rely on a network of independent contractors and dealers whose actions could have an adverse effect on our business.

          We obtain some of our critical information, particularly in our Energy segment, from independent contractors. In addition, we rely on a network of dealers to sell our offerings in locations where we do not maintain a sales office or sales teams. These independent contractors and dealers are not employees of our company. As a result, we are limited in our ability to monitor and direct their activities. If any actions or business practices of these individuals or entities were found to violate our policies or procedures or were otherwise found to be inappropriate, we could be subject to litigation, regulatory sanctions, or reputational damage, any of which could adversely affect our business.

  We are affected by conditions and trends in our targeted industries, which may inhibit our ability to grow or otherwise adversely affect our business.

          We derive substantially all of our revenue from customers primarily in the energy, defense, aerospace, construction, electronics, and automotive industries. As a result, our business, financial condition, and results of operations depend upon conditions and trends affecting these industries generally. For example, many of our energy offerings are priced based on a customer's oil and gas production and a decline in production for any reason could reduce our revenues. Our ability to grow will depend in part upon the growth of these industries as well as our ability to increase sales of our offerings to customers in these industries. Additionally, the trend toward consolidation, particularly among oil and gas companies, could reduce the number of our current and potential customers and could have a material adverse effect on our business. Moreover, the larger organizations resulting from consolidation could have greater bargaining power, which could adversely affect the pricing of our offerings. Factors that adversely affect revenues and cash flows in these industries, including operating results, capital requirements, regulation, and litigation, could reduce the funds available to purchase our offerings. Our failure to maintain our revenues or margins could have a material adverse effect on our business, financial condition, and operating results.

  We have experienced recent changes in our senior management.

          Charles A. Picasso, formerly the President and Chief Operating Officer of our Engineering segment, was recently promoted to President and Chief Executive Officer of our company. As a result, in December 2004 we hired an industry veteran, Jeffrey Tarr, as President and Chief Operating Officer of our Engineering segment. In addition, Ron Mobed was appointed President and Chief Operating Officer of our Energy segment in April 2004. Three of our other executive officers also joined the company in 2004 and 2005. This senior management team has not been working together for an extensive period of time and we cannot assure you that these or any other personnel changes will not cause disruptions in our operations or communications with investors, analysts, regulators, and others.

  The loss of key personnel could impair our future success.

          Our future success depends in part on the continued service of our executive officers and other key management, sales, marketing, product development, and operations personnel and on our ability to continue to attract, motivate, and retain additional highly qualified employees. The loss of the services of one or more of our key personnel or our inability to recruit replacements for such personnel or to otherwise attract, motivate, or retain qualified personnel could have an adverse effect on our business, operating results, and financial condition.

  Our investments in technology may not be sufficient and may not result in an increase in our revenue or decreases in our operating costs.

          As the technological landscape continues to evolve, it may become increasingly difficult for us to make timely, cost-effective changes to our offerings in a manner that adequately differentiates them from those of our competitors. We cannot assure you that our investments have been or will be sufficient to maintain or improve our competitive position or that the development of new or improved technologies and products by our competitors will not have a material adverse effect on our businesses.

  We operate in competitive markets, which may adversely affect our market share and financial results.

          Some of our competitors focus on sub-markets within our targeted industries while others have significant financial and information-gathering resources, recognized brands, technological expertise, and market experience. Our competitors are continuously enhancing their products and services, developing new products and services, and investing in technology to better serve the needs of their existing customers and to attract new customers.

          We face competition in specific industries and with respect to specific offerings. For example, our U.S. well and production data offerings compete with offerings from P2 Energy Solutions, Inc., and DrillingInfo, Inc., in addition to smaller companies. Certain of our Energy segment's other offerings compete with products from Wood Mackenzie Ltd., Divestco Inc., and Geologic Data Systems, Inc., in addition to other specialized companies. Our Energy segment's advisory services compete with Global Decisions Group LLC and NV KEMA, in addition to other smaller consulting companies. Our Engineering segment competes against a fragmented set of companies. In our specifications and standards business, we compete with some of the SDOs, Thomson's Techstreet™, United Business Media plc, and ILI Infodisk, Inc. Our Engineering segment's operational services compete with i2 Technologies, Inc.

          We may also face competition from organizations and businesses that have not traditionally competed with us but that could adapt their products and services to meet the demands of our customers. Increased competition may require us to reduce the prices of our offerings or make additional capital investments which would adversely affect our margins. If we are unable or unwilling to do so, we may lose market share in our target markets and our financial results may be adversely affected.

          Most of our license agreements with SDOs are nonexclusive, which allow the SDOs to distribute their standards themselves or license them to other third parties for distribution. In addition, some of the critical information we use in our offerings is publicly available in raw form at little or no cost, and the Internet and other electronic media have simplified the process of locating, gathering and disseminating information. If users choose to obtain the critical information they need from our competitors, SDOs, or public sources, our business, financial condition, and results of operations could be adversely affected.

  We could experience property damage, system failures, or capacity constraints, which could interrupt the delivery of our offerings to customers and ultimately cause us to lose customers.

          Our ability to protect our data centers against damage from fire, power loss, telecommunications failure, or other disasters is critical. Any delays or failures in our systems or errors in the technology that we use to store and deliver our content to customers would harm our business. The growth of our customer base may also strain our systems in the future. In addition, our products could be affected by failures of third-party technology used in our products and we could have no control over remedying these failures. Any failures or problems with our systems or decision-support tools could force us to incur significant costs to remedy the failures or problems, decrease customer demand for our products, tarnish our reputation, and harm our business.

  We may be exposed to litigation related to content we make available to customers, and we may face legal liability or damage to our reputation if our customers are not satisfied with our offerings.

          As a provider of critical information, decision-support tools, and related services and as a user of third-party content, we face potential liability for, among other things, breach of contract, negligence, and copyright and trademark infringement. Our professional reputation is an important factor in attracting and retaining our customers and in building relationships with the third parties that supply much of the critical information we use in our offerings. If customers were to become dissatisfied with the quality of our offerings, our reputation could be damaged and our business could be materially adversely affected. In addition, if the information in our offerings is incorrect for any reason, we could be subject to reputational damage or litigation.

  Our offerings could infringe on the intellectual property rights of others, which may require us to engage in costly litigation and could disrupt our business.

          Third parties may assert infringement or other intellectual property claims against us based on their intellectual property rights. If such claims are successful, we may have to pay substantial damages, possibly including treble damages, for past infringement. We might also be prohibited from selling our offerings or providing certain information without first obtaining a license from the third party, which, if available at all, may require us to pay additional royalties. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive, and may divert our management's attention from other business concerns.

Risks Related to the Offering

  We are controlled by an entity whose interests may differ from your interests.

          Our Class B common stock is entitled to ten votes per share and our Class A common stock, which is the stock we and the selling stockholders are selling in this offering, is entitled to one vote per share. We anticipate that upon the completion of this offering, the selling stockholders, Urpasis Investments Limited and Urvanos Investments Limited (which are Cyprus limited liability companies), will own all of our Class B common stock and    % of our Class A common stock, representing approximately     % of the voting power of our outstanding capital stock in the aggregate (compared to    % of the overall economic interest). The Class B common stock will automatically be converted into Class A common stock upon the earlier of the occurrence of specified events or four years from the date of this offering. See "Description of Capital Stock—Common Stock—Conversion."

          Voting and investment decisions with respect to the shares of our company have historically been made by TBG Holdings NV (TBG), a Netherlands-Antilles company that is the indirect sole owner of the selling stockholders. As a result, TBG controls all matters requiring stockholder approval, including amendments to our certificate of incorporation, the election of directors, and significant corporate transactions, such as potential mergers or other sales of our company or our assets. In addition, TBG could also influence our dividend policy. TBG may have interests that conflict with yours and actions may be taken that you do not view as beneficial. Jerre L. Stead, the chairman of our board of directors, is a member of the board of directors of TBG. Michael v. Staudt, an executive vice president of TBG, is a member of our board of directors. In addition, C. Michael Armstrong, Roger Holtback, and Michael Klein, all members of our board of directors, are members of an advisory committee of TBG.

          TBG is wholly-owned indirectly by The Thyssen-Bornemisza Continuity Trust (Trust), a Bermuda trust, which was created for the benefit of certain members of the Thyssen-Bornemisza family. The trustee of the Trust is Thybo Trustees Limited (Thybo), a Bermuda company. As trustee of the indirect sole stockholder of TBG, Thybo has the power to exercise significant influence over the management and affairs of TBG, including by electing or replacing TBG's board of directors. In addition, in certain circumstances, Thybo may be required to act with respect to TBG at the direction of Tornabuoni Limited (Tornabuoni), a Guernsey company, which is an oversight entity that was established at the time the Trust was created. The board of directors of Tornabuoni may only act by unanimous vote and one of its members is Georg Heinrich Thyssen-Bornemisza (a beneficiary of the Trust). Although Thybo has the power to exert influence over TBG, it has not done so in the past and is not required to do so, except in the case of fraud or as directed by Tornabuoni. In addition, while Tornabuoni has the power to direct Thybo to act with respect to TBG, Tornabuoni has not done so in the past. We have been advised by the current directors of each of Tornabuoni and Thybo that they have no intention at this time to exercise any power they may have to exert such influence with respect to TBG.

          In addition, there are ongoing discussions among Thybo and the beneficiaries of the Trust with a view to reorganizing the Trust at some point after the completion of this offering. It is contemplated that if such a reorganization were to take place, separate trusts for the beneficiaries would be created, with the trust created for the benefit of Georg Heinrich Thyssen-Bornemisza and his immediate family becoming the sole indirect owner of TBG, which in turn would remain the sole indirect owner of Urvanos Investments Limited, which holds shares of our Class A common stock and all of our Class B common stock. The trusts created for the benefit of the other beneficiaries and their immediate families would become owners, directly or indirectly, of the shares of Class A common stock then held by Urpasis Investments Limited.

          Should this reorganization occur, TBG would continue to have the power to exercise significant influence over our management and affairs and over all matters requiring stockholder approval in the same manner as it currently does. In addition, Georg Heinrich Thyssen-Bornemisza (who is the chairman of the board of directors of TBG), along with the trustees of a new trust for his benefit, would have the power to exert significant influence over the management and affairs of TBG, including through electing or replacing members of the TBG board of directors. Georg Heinrich Thyssen-Bornemisza and these trustees may have interests that conflict with yours.

  No public market for our Class A common stock existed before this offering and an active public market for our Class A common stock may not develop.

          There has been no public market for our Class A common stock prior to this offering. Therefore, the initial price of our Class A common stock to be sold in the offering will be determined through negotiations among us, the selling stockholders, and the representatives of the underwriters and may not be indicative of the prices that will prevail in the trading market. See "Underwriting" for a description of the factors considered in determining the initial public offering price of our Class A common stock. An active public market for our Class A common stock may not develop or be sustained after the offering, which could affect your ability to sell your shares and depress the market price of your shares.

  Shares eligible for future sale could depress the price of our shares.

          Sales of substantial amounts of the Class A common stock in the public market following the offering, or the perception that such sales could occur, could adversely affect the market price of the shares. Immediately after the offering, we will have outstanding                          shares of Class A common stock and             shares of Class B common stock. The selling stockholders will continue to hold    shares of Class A common stock and all of the shares of Class B common stock and will be entitled to require us to register such shares under the Securities Act in some cases, subject to the lock-up agreements described below. See "Shares Eligible for Future Sale—Registration Rights." The sale by the selling stockholders of additional shares of Class A common stock in the public market or the perception that such sales might occur could have a material adverse effect on the price of our shares.

          The selling stockholders have agreed with us not to sell or otherwise dispose of any of their shares of common stock for a period of one year following this offering. In addition, we, holders of substantially all of our outstanding common stock, and our directors and executive officers have agreed with the underwriters not to sell or otherwise dispose of any shares of common stock without the prior written consent of Goldman, Sachs & Co. and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus (or such longer period as described under "Shares Eligible for Future Sale—Lock-up Agreements"). However, upon the expiration of the lock-up periods, a significant number of shares of our common stock could become freely tradable which could depress the market price of the shares.

  The price of our Class A common stock may be volatile and may be affected by market conditions beyond our control.

          Our share price is likely to fluctuate in the future because of the volatility of the stock market in general and a variety of factors, many of which are beyond our control, including:

  •
  quarterly variations in actual or anticipated results of our operations;

  •
  changes in financial estimates by securities analysts;

  •
  actions or announcements by us or our competitors;

  •
  regulatory actions;

  •
  litigation;

  •
  loss or gain of a major customer;

  •
  additions or departures of key personnel; and

  •
  future sales of our Class A common stock.

          Market fluctuations could result in volatility in the price of shares of our Class A common stock, which could cause a decline in the value of your investment. In addition, if our operating results fail to meet the expectations of stock analysts or investors, we may experience an immediate and significant decline in the trading price of our Class A common stock.

  New investors will experience immediate and substantial dilution.

          The initial public offering price or our Class A common stock will be substantially higher than the pro forma net tangible book value per share. Pro forma net tangible book value represents the amount of our tangible assets on a pro forma basis, less our pro forma total liabilities. As a result, we currently expect that you will incur immediate dilution of $    per share based upon an assumed initial public offering price of $    per share. See "Dilution."

  Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

          Certain provisions in our governing documents could make a merger, tender offer, or proxy contest involving us difficult, even if such events would be beneficial to the interests of our stockholders. These provisions include our dual class structure, our classified board, our supermajority voting requirements, and our adoption of a rights plan, commonly known as a "poison pill." In addition, we are subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Accordingly, our board of directors could rely upon these or other provisions in our governing documents and upon Delaware law to prevent or delay an acquisition of us. See "Description of Capital Stock."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          We have made statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of these terms, and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from the results, level of activity, performance, or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks outlined under "Risk Factors."

          Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

USE OF PROCEEDS

          We estimate that the net proceeds we receive from this offering will be approximately $              million, assuming we sell                    shares of our Class A common stock at an initial public offering price of $                        per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses. We intend to use our net proceeds for general corporate purposes, including potential acquisitions. We will not receive any proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

          We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and we do not anticipate paying any dividends in the foreseeable future. In October 2004, we distributed a $6.1 million dividend to a subsidiary of TBG. The dividend consisted of a preferred stock investment with a fair market value of approximately $4.3 million and $1.8 million in cash. See "Certain Relationships and Related Transactions—Investments in Related Parties."

CAPITALIZATION

          The following table sets forth our cash and cash equivalents and our capitalization as of November 30, 2004:

  •
  on an actual basis; and

  •
  as adjusted to reflect the sale by us of             shares of Class A common stock in this offering, assuming an initial public offering price of $                    per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses, and the application of our net proceeds as described in "Use of Proceeds."

          This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included in this prospectus.

	As of November 30, 2004
	Actual	As Adjusted
	(In millions, except share data)
Cash and cash equivalents	$124.5	$

Long-term debt and capital leases(1)	$0.6	$
Stockholders' equity:
Class A common stock, $0.01 par value per share, 80,000,000 shares authorized, 41,250,000 shares issued and outstanding (actual); shares issued and outstanding (as adjusted)	0.4
Class B common stock, $0.01 par value per share, 13,750,000 shares authorized, issued and outstanding (actual and as adjusted)	0.1
Class C common stock, $1.00 par value per share, 1,000 shares authorized, issued and held in treasury (actual and as adjusted)	—
Preferred stock, $ par value per share, no shares authorized (actual) ; shares authorized, no shares issued or outstanding (as adjusted)	—
Additional paid-in capital	134.0
Retained earnings	301.9
Accumulated other comprehensive loss	(3.7)

Total stockholders' equity	432.7

Total capitalization	$433.3	$

(1)
On January 7, 2005, we entered into a $125 million unsecured revolving credit agreement, which has a feature allowing us to expand the facility to a maximum of $225 million based on our leverage at the time of the borrowings. The credit agreement expires January 7, 2010, at which time any outstanding principal becomes due and payable. As of January 31, 2005, we had no borrowings outstanding under the agreement. Borrowing capacity under the agreement is limited by outstanding letters of credit, of which we had $1.7 million as of January 31, 2005, which we use to support insurance coverage, leases, and certain customer contracts.

          We also had other long-term obligations of $45.9 million and current liabilities of $272.2 million as of November 30, 2004.

DILUTION

          Our net tangible book value as of November 30, 2004 was $                     million or $             per share of common stock. Net tangible book value per share is determined by dividing our tangible net worth (total assets less total liabilities) by the aggregate number of shares of common stock outstanding. After giving effect to our sale of              shares of Class A common stock in this offering, at an assumed initial public offering price of $                    per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt of the net proceeds, as described in "Use of Proceeds," our pro forma net tangible book value at November 30, 2004 would have been $                     million or $             per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $                    per share of common stock and an immediate dilution to new investors of $                    per share of Class A common stock. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after the offering from the assumed initial public offering price per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share of common stock as of November 30, 2004	$
Increase in net tangible book value per share of Class A common stock attributable to new investors

Pro forma net tangible book value per share of Class A common stock after the offering

Dilution per share of Class A common stock to new investors		$

          The following table sets forth, on a pro forma basis, as of November 30, 2004, the number and percentage of shares of common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $             per share of Class A common stock, the midpoint of the range set forth on the cover page of this prospectus:

Shares Purchased(1)
Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total			%	$		%	$

(1)
The number of shares disclosed for the existing stockholders includes             shares of Class A common stock being sold by the selling stockholders in this offering. The number of shares disclosed for the new investors does not include the             shares of Class A common stock being purchased by the new investors from the selling stockholders in this offering.

          Sales by the selling stockholders in this offering will reduce the number of shares of Class A common stock held by existing stockholders to             or approximately              % of the total number of shares of Class A common stock outstanding after this offering and will increase the number of shares of common stock held by new investors to              or approximately             % of the total number of shares of Class A common stock outstanding after this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

          The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto included in this prospectus. The consolidated statement of operations data for the years ended November 30, 2002, 2003, and 2004, and the consolidated balance sheet data as of November 30, 2003, and 2004, are derived from the audited consolidated financial statements included in this prospectus and should be read in conjunction with those consolidated financial statements and notes thereto. The consolidated statement of operations data for the year ended November 30, 2001, and the balance sheet data as of November 30, 2001, and 2002, are derived from audited consolidated financial statements that are not included in this prospectus. The consolidated statement of operations data for the year ended November 30, 2000, and the balance sheet data as of November 30, 2000, are derived from unaudited consolidated financial statements that are not included in this prospectus.

          From 2000 to 2002, we disposed of several non-core businesses. The combined results of these divested businesses impacted our operating income from 2000 through 2002 as set forth in footnote 1 below. Our non-operating income (expense), net, during the periods presented was also impacted by these divestments. See footnotes 7 and 8 below.

Years Ended November 30,
2000(1)	2001(1)	2002(1)	2003	2004
(In thousands, except per share amounts)
Statement of Operations Data:
Revenue	$531,121	$434,155	$338,911	$345,840	$394,551
Operating expenses:
Cost of revenue	328,680	258,795	165,168	160,949	182,206
Selling, general and administrative	146,770	124,623	117,837	119,986	137,821
Depreciation and amortization(2)	29,097	30,742	9,352	8,943	10,142
Compensation expense related to equity awards	—	—	—	—	21,805	(3)
Gain on sales of assets, net	(21,123)	(20,575)	(2,660)	(245)	(5,532)
Impairment of assets(4)	9,176	4,818	8,556	567	1,972
Impairment (recovery) of investment(5)	28,042	37,841	(1,598)	—	—
Net periodic pension and post-retirement benefits(6)	(10,075)	(12,342)	(10,866)	(8,558)	(5,791)
Loss (earnings) in unconsolidated subsidiaries	7,704	(3,686)	(2,934)	(3,196)	(437)
Other expense (income), net	1,183	1,385	(1,062)	1,105	2,672

Total operating expenses	519,454	421,601	281,793	279,551	344,858

Operating income	11,667	12,554	57,118	66,289	49,693
Impairment of investment in affiliate	—	—	(7,900)	(7)	—	—
Gain on sale of investment in affiliate	—	—	—	—	26,601	(8)
Interest income	6,906	4,533	1,043	1,359	1,140
Interest expense	(18,144)	(14,082)	(3,535)	(1,104)	(450)

Non-operating income (expense), net	(11,238)	(9,549)	(10,392)	255	27,291

Income before income taxes and minority interests	429	3,005	46,726	66,544	76,984
Provision for income taxes	(10,749)	(443)	(16,775)	(23,935)	(15,395)

Income (loss) before minority interests	(10,320)	2,562	29,951	42,609	61,589
Minority interests	(56)	(50)	(23)	(46)	(275)

Net income (loss)	$(10,376)	$2,512	$29,928	$42,563	$61,314

Earnings (loss) per share:(9)
Basic and diluted	$(10,376)	$2,512	$29,928	$42,563	$34

Weighted average shares outstanding:(9)
Basic and diluted	1	1	1	1	1,806

Balance Sheet Data (as of period end):
Cash and cash equivalents	$22,891	$10,452	$11,941	$24,051	$124,452
Total assets	707,653	600,853	581,291	620,113	752,644
Total long-term debt and capital leases	173,000	—	(10)	44,081	725	607
Total stockholders' equity	272,429	272,321	304,565	360,765	432,723

(1)
From 2000 to 2002, we disposed of the following non-core businesses:

•
In 2000, we sold our common stock investment in TriPoint Global Communications, Inc. (TriPoint), a satellite antenna manufacturer, to a subsidiary of TBG. We retained our preferred stock ownership interest in TriPoint, but did not consolidate TriPoint's results in our financial statements after 2000.

•
In 2001, Pyramid Mouldings, Inc. (Pyramid), a metal products manufacturer, sold all of its assets and had no activity after 2002.

•
In 2001, we sold our common stock investment in Extruded Metals, Inc. (Extruded), a brass rod manufacturer, to TBG. We retained our preferred stock investment in Extruded, but did not consolidate Extruded's results in our financial statements after 2001.

•
From 2000 to 2002, we disposed of several other non-core businesses.

  For the five years ended November 30, 2004, the combined results of TriPoint, Pyramid, Extruded, and the other non-core businesses impacted our operating income (loss) as set forth below:

	Years Ended November 30,
	2000	2001	2002	2003	2004
	(In thousands)
Revenue	$218,487	$107,832	$8,047	$—	$—
Cost of revenue	173,926	96,352	5,558	—	—
Selling, general and administrative	25,236	10,746	5,195	—	—
Depreciation and amortization	4,400	3,133	126	—	—
Other expense (income), net	243	(317)	(47)	—	—

Operating income (loss)	$14,682	$(2,082)	$(2,785)	$—	$—

  Our non-operating income (expense), net, during the periods presented was also impacted by these divestments. See footnotes 7 and 8 below.

(2)
In 2002, we adopted SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. Accordingly, we did not amortize goodwill beginning in 2002. Goodwill amortization in 2000 and 2001 was $16.3 million and $18.1 million, respectively.

(3)
Represents costs related to the modification of our long-term incentive plans to reflect more customary public company compensatory arrangements. In November 2004, we conducted an offer to purchase the outstanding options and shares of capital stock that had been issued pursuant to stock option plans maintained by one of our subsidiaries. The offer included the issuance of deferred stock units and restricted shares of IHS Inc. in exchange for the previously outstanding options and shares. The expense amount includes (i) a $9.9 million one-time cash charge to settle options outstanding under these plans and to repurchase shares acquired upon exercise of the options and (ii) an $11.9 million non-cash charge relating to the issuance of vested deferred stock units in connection with the offer. Of the $21.8 million total charge, $4.4 million relates to cost of revenue and $17.4 million relates to selling, general and administrative expenses. See Note 12 to our consolidated financial statements.

(4)
A $9.2 million impairment charge was recorded in 2000 primarily related to goodwill ($8.6 million). A $4.8 million impairment charge was recorded in 2001 primarily related to goodwill ($2.2 million) and decision support tools ($1.0 million). An $8.6 million impairment charge was recorded in 2002 related to the following: buildings held for sale ($4.6 million); miscellaneous balances within our Engineering segment's services business ($1.5 million); decision-support tools within our Energy segment ($0.5 million); and a note receivable related to the divestment of Pyramid ($2.0 million). The $0.6 million and $2.0 million impairment charges recorded in 2003 and 2004, respectively, related to decision-support tools within our Energy segment.

(5)
Represents our investment in a provider of online procurement services for the electronic components industry. The loss in 2000 of $28.0 million included an equity loss, impairment charge, and loss from a put option related to the investment. We wrote off our remaining $37.8 million investment in this company in 2001. The investment was subsequently sold in 2002 for approximately $1.6 million, which was recorded as a recovery of investment.

(6)
Represents pension income and expense and post-retirement benefit expense, shown on a net basis. During 2000, 2001, 2002, 2003, and 2004, we recognized periodic pension benefit income of $12.7 million, $15.1 million, $14.8 million, $12.9 million, and $10.5 million, respectively, primarily as a result of our overfunded U.S. pension plan. This income was reduced by other post-employment benefits expense of $2.6 million, $2.8 million, $3.9 million, $4.3 million, and $4.7 million for 2000, 2001, 2002, 2003, and 2004, respectively, resulting in net periodic pension and post-retirement benefits income, as reflected in our statement of operations, of $10.9 million, $8.6 million, and $5.8 million for the same respective periods.

(7)
Reflects the impairment of our preferred stock investment in Extruded. See "Certain Relationships and Related Transactions—Investments in Related Parties."

(8)
Reflects a pretax gain on the sale of our preferred stock investment in TriPoint. See "Certain Relationships and Related Transactions—Investments in Related Parties."

(9)
In November 2004, we completed a reorganization and recapitalization. See note 19 to our consolidated financial statements.

(10)
At November 30, 2001, substantially all of our outstanding debt, or approximately $115.5 million, was classified as current since it was payable within the succeeding twelve months.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion of our financial condition and operating results should be read in conjunction with "Selected Historical Consolidated Financial Data" and our consolidated financial statementsand accompanying notes included in this prospectus.

          IHS is one of the leading global providers of critical technical information, decision-support tools, and related services to customers in the energy, defense, aerospace, construction, electronics, and automotive industries. We have developed a comprehensive collection of technical information that is highly relevant to the industries we serve. Our decision-support tools enable our customers to quickly and easily search and analyze this information as well as integrate it into their work flows. Our operational, research, and strategic advisory services combine this information and these tools with our extensive industry expertise to meet the needs of our customers. Our customers rely on these offerings to facilitate decision making, support key processes, and improve productivity. We manage our business through our Energy and Engineering operating segments.

          Our Energy segment develops and delivers critical oil and gas industry data on exploration, development, production, and transportation activities to major global energy producers and national and independent oil companies. This segment also provides decision-support tools and operational, research, and strategic advisory services to these customers, as well as to utilities and transportation, petrochemical, coal, and power companies. Our Engineering segment provides solutions incorporating technical specifications and standards, regulations, parts data, design guides, and other information to customers in its targeted industries. This segment serves some of the largest engineering-intensive companies around the world in the defense, aerospace, construction, electronics, and automotive industries.

Executive Summary

Subscription-based business model

          More than 75% of our 2004 revenue was derived from subscriptions to our offerings. Our subscription-based business model and historically high renewal rates generate recurring revenue and cash flows. We generally recognize revenue from subscriptions (which are usually for one-year periods) ratably over the term of the subscription.

          Less than 10% of our 2004 subscription-based revenue was recognized at the time of sale. In these instances, we have no continuing responsibility to maintain and update the underlying information. Since sales of these non-deferred subscriptions occur most frequently in the fourth quarter, we generally recognize a greater percentage of our revenue and income from these sales in that quarter.

          Subscriptions are generally paid in full within one to two months after the subscription period commences. As a result, the timing of our cash flows generally precedes our recognition of revenue and income. In addition, since a greater percentage of our annual subscription sales are made in the fourth quarter, our cash flow from operations tends to be higher in the first quarter as we receive subscription payments.

Revenue by offerings

          Our revenue by type of offering for the three years ended November 30, 2002, 2003 and 2004 was:

	2002	2003	2004
	(In thousands)
Critical information	$268,508	$275,097	$308,484
Decision-support tools	37,705	38,292	44,810
Services	32,698	32,451	41,257

Total revenue	$338,911	$345,840	$394,551

          As a result of our acquisitions of Cambridge Energy Research Associates (CERA), USA Information Systems, Inc. (USA), and Intermat, Inc. in the fourth quarter of 2004, each of which is discussed in "—Acquisitions" below, we expect revenues for services and decision-support tools to increase at a faster rate than revenue from critical information in 2005.

Acquisitions

          As part of our growth strategy, we intend to continue to augment our offerings by selectively acquiring information services organizations. In particular, we intend to further penetrate selected information-intensive industries in which we already have a significant presence, such as defense, aerospace, construction, and electronics, through internal growth and selective acquisitions. During 2004, we made the following acquisitions:

  •
  CERA.  We acquired CERA for a total purchase price of approximately $31 million at the beginning of the fourth quarter of 2004. CERA provides syndicated research and strategic advisory services to energy companies.

  •
  USA.  We acquired USA for a total purchase price of approximately $20 million in the fourth quarter of 2004. USA provides decision-support tools and, to a lesser extent, critical information to governments and government contractors.

  •
  International Petrodata Limited (IPL).  We acquired IPL for a total purchase price of approximately $16 million in the first quarter of 2004. IPL provides critical geological information to the oil and gas exploration and production markets in Canada.

  •
  Intermat, Inc.  We acquired Intermat for a total purchase price of approximately $5 million in the fourth quarter of 2004. Intermat provides decision-support tools for parts management, parts cleansing and predictive obsolescence projects.

          Our consolidated financial statements include the results of operations and cash flows for these acquisitions beginning on their respective dates of acquisition. See note 2 to our consolidated financial statements. The combined effect of these acquisitions on our operating income for the year ended November 30, 2004 is set forth below.

(In thousands)
Revenue	$17,165
Cost of revenue	7,884
Selling, general and administrative	5,687
Depreciation and amortization	1,710
Other expense (income), net	220

Operating income	$1,664

          We did not make any significant acquisitions in 2002 or 2003.

Global operations

          We serve some of the world's largest corporations across multiple industries, as well as governments and other organizations, in more than 100 countries. We generated revenue of $197.9 million outside the United States in 2004, which represented approximately 50% of our total revenue. Our primary operations outside the United States are in the United Kingdom, Canada, and Switzerland. Our operating profit outside the United States has historically exceeded our domestic operating profit. Set forth below for the years ended November 30 is our revenue indicated by country based on the location of our subsidiary generating the revenue (which differs in some cases from the location of the customer):

	2002	2003	2004
	(In thousands)
United States	$185,332	$180,307	$196,672
United Kingdom	68,039	68,541	84,407
Canada	29,366	32,798	41,747
Switzerland	30,840	30,757	33,644
Rest of world	25,334	33,437	38,081

Total revenue	$338,911	$345,840	$394,551

          Our international operations expose us to foreign currency risk. Fluctuations in foreign currency rates increased (decreased) our revenues by $(0.8) million, $11.7 million, and $13.2 million for the years ended November 30, 2002, 2003, and 2004, respectively, and increased (decreased) our operating income by $2.3 million, $(2.7) million, and $(1.4) million for the same respective periods. See "—Qualitative and Quantitative Disclosures About Market Risk—Foreign Currency Risk."

Operating expenses and other items

          Cost of operating our business.    We incur our cost of revenue primarily to acquire, manage, and deliver our critical information. These costs include royalty payments to third-party information providers, as well as personnel, information technology, and occupancy costs related to these activities. Royalty payments generally vary based on subscription sales in our Engineering segment. Our cost of revenue for our services offerings is primarily comprised of personnel costs. Our selling, general, and administrative expenses primarily include wages and other personnel costs, commissions, corporate occupancy costs, and marketing costs.

          A large portion of our operating expenses are fixed costs, particularly in our Energy segment which does not generally pay royalties for critical information. As a result, an increase in revenue, particularly in our Energy segment, should result in increased operating margins. We believe we can improve our operating margins as we further penetrate our existing customer base and add new customers.

          Costs of being a public company.    Beginning in 2004, our selling, general, and administrative costs increased as we prepared for this initial public offering. Following the offering, we will continue to incur additional selling, general, and administrative expenses related to operating as a public company, such as increased legal and accounting expenses, the cost of an investor relations function, costs related to Section 404 of the Sarbanes-Oxley Act, and increased director and officer insurance premiums.

          We have also incurred costs to modify our long-term incentive plans to reflect more customary public company compensatory arrangements. In November 2004, we conducted an offer to purchase the outstanding options and shares of capital stock that had been issued pursuant to stock option plans maintained by one of our subsidiaries. Compensation expense related to equity awards includes: (i) a $9.9 million one-time cash charge to settle options under IHS Group Inc.'s 1998 and 2002 non-qualified stock option plans and to repurchase IHS Group Inc. shares previously issued upon the exercise of the options and (ii) an $11.9 million non-cash charge relating to the vested restricted stock units issued under IHS Inc.'s 2004 Long-term Incentive Plan. We also issued restricted stock that will vest over a three-year period for which we will record the cost ratably over the vesting period. We expect to record a charge of approximately $10 million, $5 million, and $2 million in 2005, 2006, and 2007, respectively, related to this issuance of restricted stock and the issuance of restricted stock to certain newly hired and other employees. See "Management—Equity Compensation Plans."

          Pension and post-retirement benefits.    Net periodic pension and post-retirement benefits is primarily comprised of pension income and expense and post-retirement benefit expense, shown on a net basis. During 2002, 2003, and 2004, we recognized periodic pension benefit income of $14.8 million, $12.9 million, and $10.5 million, respectively, primarily as a result of our overfunded U.S. pension plan. This income was reduced by other post-employment benefits expense of $3.9 million, $4.3 million, and $4.7 million for 2002, 2003, and 2004, respectively, resulting in net periodic pension and post-retirement benefits income, as reflected in our statement of operations, of $10.9 million, $8.6 million, and $5.8 million for the same respective periods. The net amount of income has been declining over the last three years primarily due to the amortization of actuarial losses resulting from lower than expected asset returns from 2000 through 2002. We expect that the net amount of this income will continue to decline for the foreseeable future.

          Provision for income taxes.    Our effective tax rate was 35.9%, 36.0%, and 20.0% in 2002, 2003, and 2004, respectively. The lower effective tax rate in 2004 was principally due to recognition of the tax benefit of a dividends-received deduction on dividends from a preferred stock investment and the tax benefit from a release of substantially all of the valuation allowance on foreign tax credits as a result of the extension of the credit carryforward period included in the American Jobs Creation Act of 2004. We expect our effective tax rate in 2005 to approximate our 2002 and 2003 rates.

Critical Accounting Policies and Estimates

          Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. To apply GAAP, we must make significant estimates that affect our reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. In many instances, we could reasonably have used different accounting estimates. In addition, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on historical experience and other assumptions that we believe to be reasonable under the circumstances and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below.

    Revenue Recognition

          Revenue is recognized when the following four criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable.

  Sales of critical information and decision-support tools

          The majority of our revenue is derived from the sale of subscriptions to our critical information, which is recognized ratably as delivered over the subscription period. Incremental costs that are directly related to the subscription revenue are generally deferred and amortized to cost of revenue over the subscription period.

          We do not defer revenue for the limited number of sales of subscriptions in which we have no continuing responsibility to maintain and update the underlying database. We recognize this revenue upon the sale of these subscriptions. For a limited number of our offerings, we serve as a sales agent for third parties. We recognize revenue from these sales net of related royalties.

          Revenue is recognized upon delivery for non-subscription-based sales.

  Multiple-element arrangements

          In our business, multiple-element arrangements refer to contracts with separate fees for decision-support tools, maintenance, and related services. If the four criteria of revenue recognition are met, license fees are recognized ratably over the license period as long as there is an associated licensing period or a future obligation. Otherwise, revenue is recognized upon delivery. Certain contracts specify separate fees for decision-support tools and ongoing fees for maintenance and other support. If sufficient vendor-specific objective evidence of the fair value of each element of the arrangement exists, the elements of the contract are unbundled and the revenue for each element is recognized as appropriate.

  Services

          Revenue related to services performed under time- and material-based contracts is recognized in the period performed at the rate specified in the contract. Revenue associated with fixed price contracts is recognized upon completion of each specified performance obligation under the terms of the contract. If the contract includes acceptance contingencies, revenue is recognized in the period in which we receive documentation of acceptance from the customer.

    Identifiable Intangible Assets and Goodwill

          We account for our business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions, including those with respect to future cash flows, discount rates, and asset lives and therefore require considerable judgment. These determinations will affect the amount of amortization expense recognized in future periods.

          We review the carrying values of identifiable intangible assets with indefinite lives and goodwill at least annually to assess impairment because these assets are not amortized. Additionally, we review the carrying value of any intangible asset or goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Examples of such events or changes in circumstances include significant negative industry or economic trends, significant changes in the manner of our use of the acquired assets or our strategy, a significant decrease in the market value of the asset, and a significant change in legal factors or in the business climate that could affect the value of the asset. We assess impairment by comparing the fair value of an identifiable intangible asset or goodwill with its carrying value. The determination of fair value involves significant management judgment. Impairments are expensed when incurred. Specifically, we test for impairment as follows:

  Identifiable intangible assets

          We compare the expected undiscounted future operating cash flows associated with finite-lived assets to their respective carrying values to determine if the asset is fully recoverable. If the expected future operating cash flows are not sufficient to recover the carrying value, we estimate the fair value of the asset. Impairment is recognized when the carrying amount of the asset is not recoverable and when the carrying value exceeds fair value.

  Goodwill

          We test goodwill for impairment on a "reporting unit" level. A reporting unit is a group of businesses (i) for which discrete financial information is available and (ii) that have similar economic characteristics. We test goodwill for impairment using the following two-step approach:

  •
  We first determine the fair value of each reporting unit. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

  •
  In the second step, we allocate the fair value of the reporting unit to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. We then compare that implied fair value of the reporting unit's goodwill to the carrying value of that goodwill. If the implied fair value is less than the carrying value we recognize an impairment loss for the excess.

          We determine the fair value of our reporting units based on a combination of various techniques, including the present value of future cash flows and comparisons of the earnings multiples of peer companies.

          Since the valuation of identifiable intangible assets and goodwill requires significant estimates and judgment about future performance and fair values, our future results could be affected if our current estimates of future performance and fair values change.

    Income Taxes

          We account for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Significant judgment is required in determining our provision for income taxes, current tax assets and liabilities, deferred tax assets and liabilities, and our future taxable income for purposes of assessing our ability to realize future benefit from our deferred tax assets. A valuation allowance is established to reduce our deferred tax assets to the amount that is considered more likely than not to be realized through the generation of future taxable income and other tax planning opportunities. To the extent that a determination is made to establish or adjust a valuation allowance, the expense or benefit is recorded in the period in which the determination is made.

          Our accounting for income taxes requires us to exercise judgment for known issues under discussion with tax authorities and transactions yet to be settled. As a result, we maintain a tax liability for contingencies and regularly assess the adequacy of this tax liability. We record liabilities for known tax contingencies in the period when it is probable that a liability has been incurred, and adjust our tax contingencies in the period in which it is probable that the actual results will differ from our estimates.

          If actual results differ from estimates we have used, or if we adjust these estimates in future periods, our operating results and financial position could be materially affected.

    Employee Benefits

          The determination of the cost and obligations associated with our employee benefits requires the use of various assumptions. We must select assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation, and the expected healthcare cost trend rate. These assumptions are re-evaluated each year and variations between the actual results and the results based on our assumptions for any period will affect reported amounts in future periods. We retain an independent actuarial expert to prepare the calculations and to advise on the selection of assumptions.

Results of Operations

          Set forth below is our results of operations for the years ended November 30 expressed as a percentage of revenue.

	2002	2003	2004
Revenue	100%	100%	100%
Operating expenses:
Cost of revenue	49	47	46
Selling, general and administrative	35	35	35
Depreciation and amortization	3	3	3
Compensation expense related to equity awards	—	—	6
Gain on sales of assets, net	(1)	—	(1)
Impairment of assets	3	—	—
Recovery of investment	—	—	—
Net periodic pension and post-retirement benefits	(3)	(2)	(1)
Earnings in unconsolidated subsidiaries	1	1	—
Other expense (income), net	—	—	1

Total operating expenses	83	81	87

Operating income	17	19	13
Impairment of investment in affiliate	(2)	—	—
Gain on sale of investment in affiliate	—	—	7
Interest income	—	—	—
Interest expense	(1)	—	—

Non-operating income (expense), net	(3)	—	7

Income before income taxes and minority interests	14	19	20
Provision for income taxes	(5)	(7)	(4)

Income before minority interests	9	12	16
Minority interests	—	—	—

Net income	9%	12%	16%

          Set forth below is our revenue and operating income for our Energy and Engineering segments for the years ended November 30. Certain corporate transactions are not allocated to our operating segments. Unallocated amounts include compensation expense related to equity awards, net periodic pension and post-retirement benefits income, corporate-level impairments, and gains on sales of corporate assets.

	2002	2003	2004
	(In thousands)
Energy revenue	$147,291	$156,151	$186,374
Engineering revenue	191,620	189,689	208,177

Consolidated revenue	$338,911	$345,840	$394,551

Energy operating income(1)	$30,520	$29,541	$32,311
Engineering operating income(2)	22,344	28,190	32,983

Total segment operating income	52,864	57,731	65,294
Adjustments(3)	4,254	8,558	(15,601)

Consolidated operating income	$57,118	$66,289	$49,693

(1)
Includes asset impairments of $0.5 million, $0.6 million, and $2.0 million for 2002, 2003, and 2004, respectively.

(2)
Includes gains on sales of assets, net, of $2.7 million, $0.2 million, and $5.1 million for 2002, 2003, and 2004, respectively. Also includes asset impairments of $1.5 million in 2002 and a recovery of investment of $1.6 million in 2002.

(3)
Includes the following items for the years ended November 30:

	2002	2003	2004
	(In thousands)
Impairment of assets	$(6,612)	$—	$—
Net periodic pension and post-retirement benefits	10,866	8,558	5,791
Compensation expense related to equity awards	—	—	(21,805)
Gain on sales of corporate assets, net	—	—	413

	$4,254	$8,558	$(15,601)

Year Ended November 30, 2004 Compared to the Year Ended November 30, 2003

          Revenue.    Revenue was $394.6 million for the year ended November 30, 2004 compared to $345.8 million for the year ended November 30, 2003, representing an increase of $48.8 million or 14%. The increase was primarily attributable to internal growth, which contributed approximately $17.8 million; 2004 acquisitions, which increased revenue by $17.2 million; and favorable foreign currency movements, which increased revenue by $13.2 million. Internal growth was driven by increased sales of critical information and decision-support tools in both our Energy and Engineering operating segments, as well as by modest price increases.

          Revenue for our Energy segment was $186.4 million for the year ended November 30, 2004 compared to $156.2 million for the year ended November 30, 2003, representing an increase of $30.2 million or 19%. The 2004 revenue increase within our Energy segment included increases in revenue of $14.3 million, $4.2 million, and $11.7 million from our critical information, decision-support tools, and services, respectively.

          Revenue for our Engineering segment was $208.2 million for the year ended November 30, 2004 compared to $189.7 million for the year ended November 30, 2003, representing an increase of $18.5 million or 10%. The 2004 revenue increase within our Engineering segment included increases in revenue of $19.0 million and $2.3 million from our critical information and decision-support tools offerings, respectively, which was partially offset by a $2.8 million reduction in services revenue. The reduction in services revenue mainly reflects management's decision to exit certain less profitable non-core service offerings.

          Cost of Revenue.    Cost of revenue was $182.2 million for the year ended November 30, 2004 compared to $160.9 million for the year ended November 30, 2003, representing an increase of $21.3 million or 13%. As a percentage of revenue, cost of revenue declined slightly: 46% in 2004 compared to 47% in 2003. The decrease in cost of revenue as a percent of revenue reflects our ability to leverage the fixed cost component of our cost structure. This decrease was partially offset by the foreign exchange effects on some of our expenses, lower margins in companies we acquired in 2004, and a continued increase in the effective rate of royalty expense.

          Selling, General and Administrative Expenses.    Selling, general, and administrative expenses were $137.8 million for the year ended November 30, 2004 compared to $120.0 million for the year ended November 30, 2003, representing an increase of $17.8 million or 15%. The increase was due in part to an increase in corporate costs of $6.8 million primarily associated with our proposed initial public offering, including costs related to Section 404 of the Sarbanes-Oxley Act. It also reflected an increase in expenses of $5.8 million from our 2004 acquisitions, as well as foreign currency movements of $4.4 million. Despite these increased costs, selling, general, and administrative expenses remained constant as a percentage of revenue as a result of our ability to leverage these costs as we increased revenue and also because the selling, general, and administrative expenses of the companies we acquired in 2004 were less as a percentage of revenue than ours.

          Depreciation and Amortization Expenses.    Depreciation and amortization expenses were $10.1 million for the year ended November 30, 2004 compared to $8.9 million for the year ended November 30, 2003, representing an increase of $1.2 million or 13%. The increase was primarily attributable to assets acquired as part of our 2004 acquisitions, partially offset by a reduced depreciable asset base which resulted in part from asset impairments.

          Compensation Expense Related to Equity Awards.    Compensation expense related to equity awards was $21.8 million for the year ended November 30, 2004, reflecting the costs of our offer to purchase outstanding options and shares of capital stock issued pursuant to stock option plans maintained by one of our subsidiaries. We had no compensation expense related to equity awards for the year ended November 30, 2003.

          Net Gain on Sales of Assets.    Net gain on sales of assets was $5.5 million for the year ended November 30, 2004 compared to $0.2 million for the year ended November 30, 2003, representing an increase of $5.3 million. The gain in 2004 resulted from the sale of some corporate assets, the dissolution of a joint venture, and the settlement of a revenue-based earn-out arrangement. The gain in 2003 was related to the revenue-based earn-out which was settled in 2004.

          Impairment of Assets.    Impairment of assets was $2.0 million for the year ended November 30, 2004 compared to $0.6 million for the year ended November 30, 2003, representing an increase of $1.4 million. In 2004, we wrote off the value of a decision-support tool that was being developed by our Energy segment. During 2003, we wrote down this decision-support tool.

          Net Periodic Pension and Post-retirement Benefits.    Net periodic pension and post-retirement benefits income was $5.8 million for the year ended November 30, 2004 compared to $8.6 million for the year ended November 30, 2003, representing a decrease of $2.8 million or 32%. The decrease was primarily due to the increased amortization of actuarial losses resulting from lower than expected asset returns from 2000 to 2002.

          Earnings in Unconsolidated Subsidiaries.    Earnings in unconsolidated subsidiaries were $0.4 million for the year ended November 30, 2004 compared to $3.2 million for the year ended November 30, 2003, representing a decrease of $2.8 million or 86%. The decrease was principally attributable to the dissolution of a joint venture during early 2004. Prior to its dissolution, the joint venture was accounted for using the equity method.

          Net Other Expense (Income).    Net other expense was $2.7 million for the year ended November 30, 2004 compared to $1.1 million for the year ended November 30, 2003, representing an increase of $1.6 million. The increase was principally attributable to foreign currency movements and integration costs relating to acquisitions.

          Operating Income.    Operating income was $49.7 million for the year ended November 30, 2004 compared to $66.3 million for the year ended November 30, 2003, representing a decrease of $16.6 million or 25%. The decrease was primarily attributable to a $21.8 million charge for compensation expense related to equity awards in 2004 and decreases from unfavorable foreign currency movements and acquisitions, as well as a decline in net periodic pension and post-retirement benefits income. These declines were partially offset by $5.5 million gain on net sales of assets, as well as increases in internal growth.

          Operating income for our Energy segment was $32.3 million for the year ended November 30, 2004 compared to $29.5 million for the year ended November 30, 2003, representing an increase of $2.8 million or 9%. The increase was attributable to increased sales and acquisitions in 2004 that were partially offset by a $2.0 million asset impairment and higher corporate costs that were allocated to the segment.

          Operating income for our Engineering segment was $33.0 million for the year ended November 30, 2004 compared to $28.2 million for the year ended November 30, 2003, representing an increase of $4.8 million or 17%. The increase is primarily comprised of a $5.1 million net gain on sales of assets, as well as an increase in sales. These increases were partially offset by higher corporate costs that were allocated to the segment.

          Interest Income.    Interest income was $1.1 million for the year ended November 30, 2004 compared to $1.4 million for the year ended November 30, 2003, representing a decrease of $0.3 million or 16%. The decrease was attributable to lower average interest rates.

          Interest Expense.    Interest expense was $0.5 million for the year ended November 30, 2004 compared to $1.1 million for the year ended November 30, 2003, representing a decrease of $0.6 million or 59%. The decrease was attributable to the fact that we substantially repaid all of our long-term debt during 2003 and had reduced levels of borrowings during 2004.

          Provision for Income Taxes.    Our effective tax rate was 20.0% and 36.0% in 2004 and 2003, respectively. The decrease in effective tax rate in 2004 was principally due to the recognition of the tax benefit of a dividends-received deduction on dividends from a preferred stock investment. The decrease also reflected the tax benefit resulting from the release of substantially all of the valuation allowance on foreign tax credits primarily related to the extension of the credit carryforward period included in the American Jobs Creation Act of 2004.

Year Ended November 30, 2003 Compared to the Year Ended November 30, 2002

          Revenue.    Revenue was $345.8 million for the year ended November 30, 2003 compared to $338.9 million for the year ended November 30, 2002, representing an increase of $6.9 million or 2%. The increase was primarily attributable to internal growth, which contributed approximately $3.2 million, and favorable foreign currency movements, which increased revenue by approximately $11.7 million. These increases were partially offset by the loss of revenue related to the 2002 divestiture of certain non-core businesses which had generated revenue of $8.0 million in 2002. The results of these businesses were accounted for within our Engineering segment. See footnote 1 to "Selected Historical Consolidated Financial Data."

          Revenue for our Energy segment was $156.2 million for the year ended November 30, 2003 compared to $147.3 million for the year ended November 30, 2002, representing an increase of $8.9 million or 6%. The increase in revenue in 2003 within our Energy segment reflected increases in revenue of $7.2 million, $0.3 million, and $1.4 million from our critical information, decision-support tools, and services offerings, respectively.

          Revenue for our Engineering segment was $189.7 million for the year ended November 30, 2003 compared to $191.6 million for the year ended November 30, 2002, representing a decrease of $1.9 million or 1%. The 2003 decline in revenue within our Engineering segment was attributable to reductions in revenue of $0.6 million and $1.6 million from our critical information and services offerings, respectively. These declines were partially offset by an increase of $0.3 million in revenue from our decision-support tools. These amounts were impacted by the loss of revenue related to the divestitures of the non-core businesses during 2002.

          Cost of Revenue.    Cost of revenue was $160.9 million for the year ended November 30, 2003 compared to $165.2 million for the year ended November 30, 2002, representing a decrease of $4.3 million or 3%. As a percentage of revenue, cost of revenue decreased from 49% in 2002 to 47% in 2003. This decrease reflects our cost reduction initiatives, which primarily related to headcount reductions, and our ability to leverage the fixed cost component of our cost structure. The decrease was partially offset by the foreign exchange effect on some of our expenses.

          Selling, General and Administrative Expenses.    Selling, general and administrative expenses were $120.0 million for the year ended November 30, 2003 compared to $117.8 million for the year ended November 30, 2002, representing an increase of $2.2 million or 2%. The increase was primarily due to increased expenses resulting from the corresponding increase in revenue, as well as unfavorable foreign currency movements of $5.1 million.

          Depreciation and Amortization Expenses.    Depreciation and amortization expenses were $8.9 million for the year ended November 30, 2003 compared to $9.4 million for the year ended November 30, 2002, representing a decrease of $0.5 million or 4%. The decrease primarily related to a reduced depreciable asset base. We also decreased our capital expenditure spending in 2003 by expanding our reliance on leasing arrangements.

          Net Gain on Sales of Assets.    Net gain on sales of assets for the year ended November 30, 2003 was $0.2 million compared to $2.7 million for the year ended November 30, 2002. The gain in 2003 was related to the receipt of a revenue-based earn-out payment. The gain in 2002 related to the sale of non-core businesses.

          Impairment of Assets.    Impairment of assets was $0.6 million for the year ended November 30, 2003 compared to $8.6 million for the year ended November 30, 2002, representing a decrease of $8.0 million. During 2003, we impaired certain decision-support tools within our Energy segment. During 2002, we impaired buildings held for sale ($4.6 million); miscellaneous balances within our Engineering segment ($1.5 million); decision-support tools within our Energy segment ($0.5 million); and a note receivable relating to a previously divested business ($2.0 million).

          Recovery of Investment.    There was no recovery of investment for the year ended November 30, 2003 compared to $1.6 million for the year ended November 30, 2002. Our investment in the affiliate was written off in 2001. We sold the investment in 2002 for $1.6 million, which was recorded as a recovery of our investment.

          Net Periodic Pension and Post-retirement Benefits.    Net periodic pension and post-retirement benefits was $8.6 million during the year ended November 30, 2003 compared to $10.9 million for the year ended November 30, 2002, representing a decrease of $2.3 million or 21%. The decrease was primarily due to the increased amortization of actuarial losses resulting from lower than expected asset returns from 2000 through 2002.

          Earnings in Unconsolidated Subsidiaries.    Earnings in unconsolidated subsidiaries were $3.2 million for the year ended November 30, 2003 compared to $2.9 million for the year ended November 30, 2002, representing an increase of $0.3 million or 9%. The increase was primarily due to the increased sales and profitability of a joint venture accounted for under the equity method.

          Net Other Expense (Income).    Net other expense (income) was $1.1 million for the year ended November 2003 compared to $(1.1) million for the year ended November 30, 2002, representing an increase of $2.2 million.

          Operating Income.    Operating income was $66.3 million for the year ended November 30, 2003 compared to $57.1 million for the year ended November 30, 2002, representing an increase of $9.2 million or 16%. This increase was primarily attributable to revenue growth and a decrease in cost of revenue as a percentage of revenue, which was partially offset by higher selling, general, and administrative expenses.

          Operating income for our Energy segment was $29.5 million for the year ended November 30, 2003 compared to $30.5 million for the year ended November 30, 2002, representing a decrease of $1.0 million or 3%. The increase in revenue in this segment was more than offset by corresponding operating expense increases, which were driven by unfavorable foreign currency movements.

          Operating income for our Engineering segment was $28.2 million for the year ended November 30, 2003 compared to $22.3 million for the year ended November 30, 2002, representing an increase of $5.9 million or 26%. The increase was primarily attributable to our cost reduction initiatives.

          Interest Income.    Interest income was $1.4 million for the year ended November 30, 2003 compared to $1.0 million for the year ended November 30, 2002, representing an increase of $0.4 million. The increase was primarily attributable to higher average cash balances.

          Interest Expense.    Interest expense was $1.1 million for the year ended November 30, 2003 compared to $3.5 million for the year ended November 30, 2002, representing a decrease of $2.4 million. This decrease was primarily attributable to the fact that we paid off substantially all of our long-term debt during 2003.

          Provision for Income Taxes.    Our effective tax rate was 36.0% and 35.9% in 2003 and 2002, respectively. The modest increase in the effective rate was principally due to the impact of a reduction in foreign tax rate benefits resulting from an increase in repatriation of profits previously permanently reinvested This was partially offset by the recognition of the tax benefit from basis differences on a disposed business.

Quarterly Results of Operations

          The following table presents our unaudited quarterly results of operations for the four quarters ended November 30, 2003, and 2004, respectively. You should read the following table in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of result for any future quarters or for a full year.

	2003				2004
	February 28	May 31	August 31	November 30	February 29	May 31	August 31	November 30
	(In thousands)
Revenue	$83,811	$85,313	$82,587	$94,129	$91,372	$90,275	$94,274	$118,630
Operating expenses:
Cost of revenue	40,236	40,848	39,150	40,715	42,424	42,293	43,013	54,476
Selling, general and administrative	30,312	30,617	28,829	30,228	30,993	32,060	34,661	40,107
Depreciation and amortization	2,154	2,032	2,705	2,052	3,027	2,456	2,164	2,495
Compensation expense related to equity awards	—	—	—	—	—	—	—	21,805
Gain on sales of assets, net	(36)	(83)	(63)	(63)	(4,458)	(495)	(82)	(497)
Impairment of assets	—	—	—	567	—	—	—	1,972
Net periodic pension and post- retirement benefits	(2,139)	(2,139)	(2,140)	(2,140)	(1,448)	(1,448)	(1,448)	(1,447)
Loss (earnings) in unconsolidated subsidiaries	155	(1,222)	(153)	(1,976)	(367)	(12)	(15)	(43)
Other expense (income), net	318	92	346	349	2,372	(660)	(495)	1,455

Total operating expenses	71,000	70,145	68,674	69,732	72,543	74,194	77,798	120,323
Operating income	12,811	15,168	13,913	24,397	18,829	16,081	16,476	(1,693)
Gain (loss) on sale of investment in affiliate	—	—	—	—	(51)	404	(18)	26,266
Interest income	56	441	84	778	79	234	273	554
Interest expense	(307)	(232)	(263)	(302)	(4)	(133)	(117)	(196)

Non-operating income (expense), net	(251)	209	(179)	476	24	505	138	26,624

Income before income taxes and minority interests	12,560	15,377	13,734	24,873	18,853	16,586	16,614	24,931
Provision for income taxes	(4,739)	(5,802)	(4,009)	(9,385)	(6,354)	(4,840)	(5,719)	1,518

Income before minority interests	7,821	9,575	9,725	15,488	12,499	11,746	10,895	26,449
Minority interests	10	2	(28)	(30)	(4)	(40)	(10)	(221)

Net income	$7,831	$9,577	$9,697	$15,458	$12,495	$11,706	$10,885	$26,228

Since sales of non-deferred subscriptions occur most frequently in the fourth quarter, we generally recognize a greater percentage of our revenue and income in that quarter.

          Fourth quarter 2004 revenue of $118.6 million was also higher than the first three quarters of 2004 as a result of the acquisitions that were completed during the fourth quarter of 2004 (CERA, USA and Intermat). In particular, these acquisitions contributed $11.6 million of revenue in the fourth quarter of 2004. These acquisitions contributed $6.7 million to cost of revenue and $5.2 to selling, general and administrative expense in the fourth quarter of 2004.

Liquidity and Capital Resources

          As of November 30, 2004, we had cash and cash equivalents of $124.5 million. The $124.5 million balance as of November 30, 2004 included $94.2 million from the September 2004 sale of an investment in an affiliate. We have also historically generated significant cash flows from operations. As a result of these factors, as well as the cash we receive from this offering and the availability of funds under our credit facility, we believe we will have sufficient cash to meet our working capital and capital expenditure needs.

          Our future capital requirements will depend on many factors, including our level of revenue, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, increased administrative costs of being a public company, changing technology, and the continued market acceptance of our offerings. We could be required, or could elect, to seek additional funding through public or private equity or debt financing for any possible future acquisitions. Additional funds may not be available on terms acceptable to us or at all. We expect our capital expenditures, excluding potential acquisitions, to be less than $8 million in 2005.

  Cash Flow

          Net cash provided by operating activities was $67.0 million in 2004, $60.1 million in 2003 and $74.7 million in 2002. The increase from 2003 to 2004 was primarily attributable to higher levels of operating income in 2004 and higher levels of cash flow resulting from changes in working capital. The decrease from 2002 to 2003 was principally due to cash flow changes in working capital and higher levels of tax payments made in 2003.

          Net cash provided by investing activities was $34.6 million in 2004. This amount resulted from $104.9 million of proceeds from sales of assets and investment in affiliate and was partially offset by $70.3 million of cash outflows related to our 2004 acquisitions. Net cash used in investing activities was $4.9 million in 2003 and related principally to $4.1 million of capital expenditures. Cash used in investing activities was $2.7 million in 2002 and related to $6.8 million of capital expenditures offset by $4.7 million of proceeds from sales of assets and an investment in an affiliate.

          Net cash used in financing activities was $2.0 million in 2004, $44.2 million in 2003 and $71.3 million in 2002. The 2004 uses of cash relates principally to a $1.8 million cash dividend, while substantially all of the amounts used in 2003 and 2002 were used to repay debt.

  Credit Facility

          On January 7, 2005, we entered into a $125 million unsecured revolving credit agreement, which has a feature allowing us to expand the facility to a maximum of $225 million based on our leverage at the time of the borrowings. We expect origination fees and debt costs to be approximately $0.5 million, which will be amortized over the life of the agreement.

          The credit agreement includes various financial and operating covenants and expires in January 2010, at which time any outstanding principal becomes due and payable. As of January 31, 2005, we were in compliance with all of the covenants in the agreement and had no borrowings outstanding under the agreement. Borrowing capacity under the agreement is limited by outstanding letters of credit, of which we had $1.7 million as of January 31, 2005, which we use to support insurance coverage, leases and certain customer contracts. See note 8 to our consolidated financial statements.

          Interest under the agreement is payable periodically and ranges from LIBOR plus 75 basis points to LIBOR plus 160 basis points. The facility fee is payable periodically and ranges from 15 basis points to 25 basis points.

Off-Balance Sheet Transactions

          We have no off-balance sheet transactions.

Contractual Obligations and Commercial Commitments

          We have various contractual obligations and commercial commitments which are recorded as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts, are not recognized as liabilities in our consolidated financial statements but are required to be disclosed. The following table summarizes our contractual obligations and commercial commitments at November 30, 2004, and the future periods in which such obligations are expected to be settled in cash:

	Payment due by period
Contractual Obligations and Commercial Commitments	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in millions)
Operating leases	$49.4	$13.9	$19.3	$14.8	$1.4
Post-retirement medical-benefit plan contributions	12.6	0.9	2.1	2.4	7.2
Unconditional purchase obligations	6.4	1.5	3.8	1.1	—

Total	$68.4	$16.3	$25.2	$18.3	$8.6

          In addition, we guaranteed minimum royalty payments totaling $5.9 million as of November 30, 2004, substantially all of which expire in 2005. We have not historically had to make payments under these guarantees because royalties paid on sales have exceeded minimum guarantees. Based on the guarantees outstanding as of November 30, 2004, we do not expect to have to make payments under the guarantees during 2005.

          We do not expect to contribute to our U.S. pension plan in 2005 since it is currently overfunded. We expect to contribute $0.9 million in 2005 to our U.K. pension plan, which is currently underfunded. See notes 12 and 13 to our consolidated financial statements.

Recent Accounting Pronouncement

          On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123(R), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

          Statement 123(R) permits public companies to adopt its requirements using one of two methods:

  1.
  A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

  2.
  A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures for either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

          We are currently reviewing Statement 123(R) and have not yet decided which alternative we plan to use when we adopt Statement 123(R), for our quarter ending August 31, 2005. As permitted by Statement 123(R), we currently account for share-based payments to employees using APB Opinion 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Subsequent to November 30, 2004, we cancelled all of our outstanding options. Consequently, the adoption of Statement 123(R) will impact our results of operations if we grant share-based payments in the future. Had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact under Statement 123(R) as described in the disclosure of pro forma net income and earnings per share in note 1 to our consolidated financial statements.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Risk

          We may be exposed from time to time to changes in interest rates that may adversely affect our results of operations and financial position. We were not exposed to this interest rate risk at November 30, 2004, since we had no outstanding debt as of that date.

Foreign Currency Risk

          Our consolidated financial statements are expressed in U.S. dollars, but a portion of our business is conducted in currencies other than U.S. dollars. Changes in the exchange rates for such currencies into U.S. dollars can affect our revenues, earnings, and the carrying values of our assets and liabilities in our consolidated balance sheet, either positively or negatively. Fluctuations in foreign currency rates increased (decreased) our revenues by $(0.8) million, $11.7 million, and $13.2 million for the years ended November 30, 2002, 2003, and 2004, respectively, and increased (decreased) our operating income by $2.3 million, $(2.7) million, and $(1.4) million for the same respective periods. The translation effects of changes in exchange rates in our consolidated balance sheet are recorded within the cumulative translation adjustment component of our stockholders' equity. In 2004, we recorded cumulative translation gains of $13.2 million, reflecting changes in exchange rates of various currencies compared to the U.S. dollar.

          Beginning in January 2005, we implemented a foreign-currency hedging program to reduce our foreign currency exposures. In particular, we have entered into forward contracts for our Energy segment's Swiss-based subsidiary to effectively convert a portion of its accounts receivable denominated in a foreign currency (other than the Swiss franc) to the subsidiary's functional currency. Additionally, we also have entered into forward contracts to effectively convert a portion of its operating income, which are denominated in foreign currencies (other than the Swiss franc), into the subsidiary's functional currency. All of the forward contracts are entered into only with a counterparty that is an investment grade financial institution. At November 30, 2004, we had no such forward contracts in place. We do not utilize financial derivatives for trading or other speculative purposes.

          An immediate 10% change in the currencies that we are primarily exposed to would have impacted our 2004 revenue and operating income by $12.0 million and $(2.1) million, respectively, excluding any possible hedges.

BUSINESS

Overview

          IHS is one of the leading global providers of critical technical information, decision-support tools, and related services to customers in the energy, defense, aerospace, construction, electronics, and automotive industries. We have developed a comprehensive collection of technical information that is highly relevant to the industries we serve. Our decision-support tools enable our customers to quickly and easily search and analyze this information and integrate it into their work flows. Our operational, research, and strategic advisory services combine this information and these tools with our extensive industry expertise to meet the needs of our customers. Our customers rely on these offerings to facilitate decision making, support key processes, and improve productivity.

          Our customers range from governments and large multinational corporations (including a majority of the Fortune 500 companies) to smaller companies and technical professionals in more than 100 countries. We sell our offerings primarily through subscriptions. As a result of our subscription-based business model and historically high renewal rates, we generate recurring revenue and cash flow. In 2004, we generated revenue of $395 million, net income of $61 million, and operating cash flows of $67 million. IHS has been in business for more than 45 years and employs more than 2,300 people around the world. We manage our business through our Energy and Engineering operating segments.

          Our Energy segment develops and delivers critical oil and gas industry data on exploration, development, production, and transportation activities to major global energy producers and oil companies. We also provide decision-support tools and operational, research, and strategic advisory services to these customers, as well as to utilities and transportation, petrochemical, coal, and power companies. For example, major global oil companies use our offerings to support a broad range of decision-making processes that identify attractive exploration investments, assess the likelihood of successful oil production projects, and develop detailed planning scenarios. In 2004, our Energy segment generated revenue of $186 million.

          Our Engineering segment provides solutions incorporating technical specifications and standards, regulations, parts data, design guides, and other information to customers in its targeted industries. We serve some of the largest engineering-intensive companies around the world in the defense, aerospace, construction, electronics, and automotive industries. For example, we provide one of the world's largest aerospace companies with desktop access to industry specifications and standards; parts, logistics, and procurement data; engineering methods; and related analytical tools. In 2004, our Engineering segment generated revenue of $208 million.

Our History

          IHS has been a trusted name in the business of managing technical information since 1959. Over the years, we have expanded our offerings from a catalog database for aerospace engineers to become one of the leading providers of critical technical information, decision-support tools, and related services in the energy, defense, aerospace, construction, electronics, and automotive industries. In the late 1990s, we acquired several established energy information providers that we organized into our Energy segment. The businesses that now comprise this operating segment have accumulated and developed well production and geological information from industry and government sources dating back to the 1800s. With the evolution of new technologies, we transitioned our delivery methods from microfilm to the Internet and other electronic media. As our offerings have developed over the years, we have remained committed to providing our customers with solutions that facilitate decision making, support key processes, and improve productivity.

Our Competitive Strengths

          We believe we are a leader in the markets we serve as a result of the following competitive strengths.

          Comprehensive collection of critical information.    We have developed a comprehensive collection of current and historical technical information that is highly relevant to the industries we serve. We believe that this collection would be very difficult to replicate because it has been developed and maintained over several decades. We gather the information primarily through longstanding relationships with a variety of global sources — including hundreds of Standards Development Organizations (SDOs) and government agencies and thousands of manufacturers — and combine it with our proprietary content, our extensive industry insight, and our analysis to create what we believe is the largest collection of this type of information in the world.

          Deep expertise.    We develop and utilize sophisticated processes and technologies for gathering, updating, indexing and delivering our critical information. Our hundreds of information services experts analyze, integrate, and maintain this information. We also employ specialized professionals with extensive experience in our target industries to better understand the needs of our customers and to design tools and related services that address their needs.

          Trusted business partner.    The combination of our critical information and industry expertise has resulted in our becoming a longstanding and trusted business partner to our customers. Our brands maintain a strong reputation globally for providing accurate and timely technical information. Many of our customers rely on us as a single source provider of this information which, together with our decision-support tools and related services, supports their key operations and processes, facilitates strategy and decision making, and drives growth and productivity.

          Diversified and global customer base.    We serve some of the world's largest corporations across multiple industries in more than 100 countries, as well as governments and other organizations. We generated revenue of $197.6 million outside the United States in 2004, which represented approximately 50% of our total revenue. In addition, in 2004 our largest customer generated less than 4% of our total revenue, and no other customer generated more than 2% of our total revenue. We believe that our diversified and global customer base reduces the impact on our operating results of industry downturns and localized economic conditions.

          Subscription-based model with high renewal rates.    We sell our offerings primarily through subscriptions. As a result of our subscription-based model and historically high renewal rates, we generate recurring revenue and cash flows. We believe that our high renewal rates demonstrate that our customers rely on us for high-quality solutions that they consider critical to their business.

          Experienced management team.    Our management team includes information services veterans and experienced industry executives. We benefit from their thorough understanding of the information services business and deep knowledge of our target industries. In addition, our management team has extensive relationships with content providers and existing and potential customers.

Our Growth Strategy

          We intend to build on our position as one of the leading providers of critical technical information, decision-support tools and related services to customers in the industries we target by executing the following strategies.

          Enhance our critical information.    We intend to continue to augment our comprehensive collection of critical information by enhancing our data aggregation tools and processes and by further strengthening our relationships and alliances with content providers. We also plan to continue to selectively acquire databases and information services organizations in our target industries.

          Further embed our offerings in customer processes.    We will continue to work closely with our customers to more deeply embed our offerings into their workflows and business processes. We believe we can achieve this by developing new tools and services and by selectively acquiring complementary technologies and businesses that enhance our offerings. We intend to use these enhanced offerings to appeal to new customers and further penetrate our existing global customer base.

          Further penetrate targeted industries.    We believe we have a unique ability to develop decision- support tools and related services based on our critical information in the industries we target. This ability is demonstrated by our deep penetration of, and comprehensive offerings for, the oil and gas industry. We intend to further penetrate selected information-intensive industries where we already have significant presence, such as defense, aerospace, construction, and electronics, through internal growth and selective acquisitions.

          Expand geographic reach.    We are expanding our sales and marketing efforts in emerging markets, particularly in Asia. China, Russia, and India represent significant opportunities for us as the information-intensive industries we serve have grown rapidly in these countries over the past few years. We intend to broaden our reach in these markets by tailoring our offerings with specialized local content and deploying knowledgeable sales representatives and dealers.

          Leverage operating model.    We derive most of our revenue from annual subscription fees, while a large portion of our costs are fixed. As a result, we believe we can improve our operating margins as we further penetrate our existing customer base and add new customers. We intend to capitalize on this model by optimizing our operational efficiencies with more standardized processes and by leveraging our infrastructure and technologies across our business.

Our Energy Segment

          Our Energy segment is one of the leading global providers of critical technical information, decision-support tools, and related services for the energy industry. We develop and deliver critical oil and gas industry data on exploration, development, production, and transportation activities to major global energy producers, national and independent oil companies, and financial institutions. We also provide operational, research, and strategic advisory services to these customers and to utilities and transportation, petrochemical, coal, and power companies.

          For more than four decades, we have provided comprehensive decision-critical information to energy organizations around the world. We complement this information with economic, political, fiscal, and regulatory analysis, as well as operational, research, and strategic advisory services. By integrating essential information, decision-support tools, and analytical services worldwide, we help energy organizations analyze their operations so they can effectively evaluate investment opportunities, reduce operating costs, and increase productivity.

          We monitor exploration and production activity in more than 180 countries through our global network of industry sources. These sources provide us with detailed technical and economic information on oil and gas producing assets, countries, and regions. As a result, our information offerings are enhanced with informed assessments about operating and economic matters around the world. We combine these global information-gathering activities with our industry expertise to provide the following offerings.

Energy Segment Offerings

  Critical Information

          We provide comprehensive global exploration, development, and production data, industry activity, fiscal, legal, infrastructure, leasehold, and reservoir information, and related news, reports, and maps. We gather this information from government agencies, energy producers, and other industry sources and process it rigorously by testing its accuracy, cross-referencing it against numerous sources, verifying surface and subsurface attributes, and standardizing and creating common industry codes.

          We offer this information in a timely and user-friendly manner through online and other electronic subscriptions, including via CD-ROM. Customers can access the information through software platforms and underlying database structures that allow quick local or online access to our information. Our primary information categories are described below.

          Energy activity data.    Our energy activity data includes comprehensive and timely information, organized by country, on current and future seismic, drilling, and development activities. This data also includes detailed reports on contractual activity and changes in legislation, regulation, petroleum rights, and fiscal matters. Our customers use this data daily to track global energy activities, actively assess and mitigate potential risks to energy assets and operations, react to competitive industry pressures, and capitalize on developing opportunities. This data includes continually updated online information on energy activities in more than 180 countries and 335 hydrocarbon-producing regions around the world; daily breaking energy news alerts; and country and region maps detailing wells, fields, licenses, pipelines, facilities, and other pertinent geological data.

          Production data.    Our production data tracks information on more than 90% of the world's oil and gas production, including monthly production volumes for wells and fields in more than 100 countries. This data includes cumulative statistics on monthly oil and gas production volumes for more than two million oil assets and more than 70,000 producing fields globally. It is used by reservoir engineers and commercial analysts to assess the productivity and longevity of energy producing assets, determine the current and future value of these assets, and develop and assess investment and operating plans.

          Oil and gas well data.    Our oil and gas well data includes as many as 20,000 elements, narrative comments, and other information from as far back as the mid-1800s on over four million wells around the world. This data includes comprehensive geological information on current and historic wells, including lease, operator, field, reservoir, fluid, linking well, permit, drilling activity, completion record, and other data, as well as digital geologic and reservoir images representing billions of feet of subsurface measurements. Geoscientists, petrophysicists, and reservoir engineers use this data to evaluate the production potential and economic value of current and future exploration and production wells.

          Reservoir data.    Our reservoir data includes reservoir pressure and geological formation data for assets in key energy producing regions of the world. Geoscientists and engineers use this data to analyze reservoir potential and identify geological pressure hazards to optimize drilling activities by maximizing yields and reducing downtime.

          Basin data.    Our basin data includes information on more than 30,000 hydrocarbon basins around the world. It also includes location, development, contractual, and ownership information, as well as comprehensive geological data on each basin. This data is developed and maintained by industry experts and used by exploration geologists to evaluate hydrocarbon potential, analyze production opportunities, and assess the feasibility of drilling opportunities.

          Infrastructure data.    Our infrastructure data provides location, capacity, and ownership information on oil and gas wells and facilities. It also includes transportation and refining infrastructure data on pipelines, ports, refineries, capacity specifications, and tariffs and rates, including information on major industrial plants and key retail consumers. Customers use this data to evaluate transportation options and to analyze oil field and infrastructure projects.

          Upstream data.    Our upstream data contains legal, regulatory, economic, contractual, political, and risk information relating to upstream energy exploration and production activities in more than 100 countries. It is used by commercial analysts, economists, corporate planners, and lawyers to better understand investment environments and assess risk.

  Decision-Support Tools

          We integrate critical energy information with technology and applications to meet the needs of a range of users across the energy industry. These tools enable our customers to integrate our information and their proprietary information within their workflows and business processes. Our decision-support tools range from easy-to-use "browse and search" applications to sophisticated engineering, cost analysis, and economics tools that estimate drilling costs, assess project economics, optimize exploration and production activities, and improve production yields. Our primary decision-support tools are described below.

          Exploration analysis.    We integrate production, well, and reservoir information to enable geoscientists to search for and analyze oil and gas opportunities around the world. These tools provide surface and subsurface information, analysis, and graphical interfaces to facilitate geoscience workflows.

          Production engineering.    We integrate current and historical production information with performance analysis software. Energy engineers use these tools to optimize their well and field production systems by monitoring oil and gas production, modeling well performance, and performing production gradient and flow assurance calculations.

          Cost analysis.    We produce detailed capital and operating cost estimates for planning activities and project optimization. Our customers use these tools to analyze the economic feasibility of competing projects, significantly reduce cycle times in engineering work flows, and ultimately reduce costs.

          Economics.    We evaluate the after-tax economics of projects, fields, licenses, and country and company portfolios based on more than 200 pre-modeled fiscal regimes and our other critical information. Investors, commercial analysts, corporate planners, and engineers use these tools to evaluate a variety of economic factors, such as reservoir and reserve performance, estimated ultimate recovery, and projected cash flows to make rapid and informed acquisition, divestiture, and operations decisions.

  Services

          Our operational, research, and strategic advisory services combine our critical information and decision-support tools with our extensive industry expertise to meet the needs of our customers.

          Operational Services.    We offer our customers access to our expertise in subsurface analysis, engineering, economics, fiscal, and regulatory matters and asset optimization through several services, including the following:

  •
  Regulatory compliance services.  These services assist our customers in designing their procedures to achieve and maintain local legal and regulatory compliance. We support customers in more than 70 jurisdictions around the world using on-site specialists and local partners and our integrated fiscal and regulatory databases.

  •
  Oil and gas asset optimization and management services.  These services provide comprehensive support to exploration and production organizations to improve the efficiency, productivity, and long-term profitability of their operations. We use our global cost and economic databases, specialized decision-support tools, and operations expertise to assist customers with asset management activities. These activities range from efficient lifecycle planning and automated monitoring of marginal fields to detailed operational analysis, assessment, and identification of efficiencies in individuals asset operations.

  •
  New venture assessment services.  These services assist customers in identifying investments that complement their strategic goals. These services include detailed evaluations of production assets, as well as comprehensive transaction support services such as due diligence and negotiation support.

          Research.    Through our research offerings, we provide customers with insight and analysis into challenges facing the energy industry, including economic, geopolitical, financial, technological, regulatory, environmental, and managerial matters. Our research helps customers anticipate trends in the industry in order to make informed strategic, investment, and market decisions. For example, financial institutions use CERA research and analysis to make informed decisions about energy investments and markets. We syndicate our research through our well known and respected CERA brand and offer more than 30 syndicated research services, each focusing on different combinations of segments and regions in the energy industry. Recent research offerings include Global LNG: The New Wave; Petroleum Products Markets to 2020; and Global Scenarios for the Future of the World Oil Industry.

          We also develop and organize executive research summits where high level industry, financial, and governmental decision makers interact with our senior research experts and discuss energy industry trends and market dynamics. These events provide a significant opportunity for our experts and customers to exchange knowledge and ideas. We conduct more than 75 events each year, including our premier event, CERAWEEK. CERAWEEK is an annual executive conference that has been addressing challenges facing international energy markets and companies for nearly 25 years. By attracting more than 1,600 of the energy industry's leading executives and companies annually, it is widely considered to be the most important meeting of its kind.

          Strategic Advisory Services.    We assist customers in assessing their strategic options by providing the critical information and analytical insights required for sound decision making. Our services focus on a range of key issues, such as global oil and gas planning, exploration and production issues, alternative business line assessments, scenario planning and facilitation, market analysis, and corporate facilitation. For example, we recently completed a country-wide gas planning project in China and an oil and gas regulation project in Kuwait. We provide these services primarily through our CERA brand.

          CERA is led by its chairman and co-founder, Dr. Daniel Yergin, who is a member of the U.S. Secretary of Energy's Advisory Board and the National Petroleum Council, a member of the Board of Trustees of the Brookings Institution, and a director of the United States Energy Association. Dr. Yergin is also author of the Pulitzer Prize-winning book entitled The Prize: The Epic Quest for Oil, Money and Power.

Our Engineering Segment

          Our Engineering segment is one of the leading global providers of critical technical information, decision-support tools, and related services to the information-intensive industries we target. We have developed and deliver comprehensive collections of decision-critical information to major organizations primarily in the defense, aerospace, construction, electronics, automotive, and petrochemicals industries.

          We work with our customers to identify their critical information requirements for a wide range of engineering processes including: research and development; design, testing and validation; procurement; manufacturing; maintenance and repair; overhaul; and disposition. We provide the critical information required to support these processes, including technical specifications and standards, regulations, design guidelines, and parts and manufacturer information. We also have expertise in developing decision-support tools that enhance the accessibility and usability of this information. We offer targeted advisory services that are designed to maximize the utilization and integration of our information within our customers' business processes. Through these integrated offerings we have become a critical business partner to our customers, assisting them in maintaining technical compliance, reducing operating costs, and improving productivity.

Engineering Segment Offerings

  Critical Information

          We provide a comprehensive collection of current and historical technical information that is highly relevant to customers in the industries we serve. We continually augment, organize, and refine this information for breadth, depth, usability, and accuracy in order to deliver it according to industry requirements and customer needs. This information is gathered from various sources, including through our longstanding relationships with government agencies, more than 15,000 manufacturers, and more than 370 SDOs around the world.

          Our SDO relationships are critical to our business. SDOs generally consist of manufacturer, service provider, and laboratory representatives who establish compliance guidelines, or specifications and standards, for an industry. Nearly all engineering work is governed by a wide array of specifications and standards that are designed to ensure that products and component parts conform to generally accepted design practices, performance criteria, and quality, safety and reliability standards. We enter into licensing agreements with SDOs, including the SDOs that publish the most commonly used specifications and standards, to distribute this information to customers.

          We supplement this SDO information with complementary content, including government and military specifications and standards; regulations; manufacturer and parts data; and logistics and procurement data. We use a number of methods, including proprietary technologies, to gather, update, organize, and index the information. These processes, along with our research and industry expertise, allow us to create unique packages of content to meet the specific business needs of our customers.

          We offer this information in a timely and user-friendly manner through online and other electronic subscriptions, including via CD-ROM. Customers can access the information through software platforms and underlying database structures that allow quick local or online access to our information. Our primary information offerings are described below.

          Specifications and standards data.    Engineering teams may need to reference anywhere from a half dozen to several hundred applicable standards and specifications, depending on the complexity of a project. We provide engineering organizations worldwide with single-source access to these specifications and standards so they can control costs, improve decision speed and effectiveness, and reduce design times. Our largest information offering, Specs & Standards, provides searchable documents and scanned document images containing commonly used and hard to find specifications and standards. Our online database contains over a million documents and images covering national, international, corporate, military, and other specifications and standards that we organize into more than 700 discrete data sets. For example, our military specifications and standards data set contains what we believe is the world's largest collection of unclassified U.S. military specifications and standards, with over 82,000 active and 387,000 historical military documents. We also offer customers access to our Standards Store where they can search for and purchase individual documents from our database.

          Regulations data.    Numerous regulations around the world impact engineering processes, product design and quality, resource deployment, and compliance matters. We provide access to critical regulations for our targeted industries, such as aviation, construction, and petrochemicals. For example, our AV-DATA® database contains over a million pages of essential aviation regulations and related documents relating to the airworthiness, regulatory compliance, and safety of aircraft. This internet-based database provides a wide range of information from U.S. and international aviation regulatory agencies. We also track regulations that affect multiple industries, such as occupational health and safety regulations. Our regulations data can be integrated with Specs & Standards to provide customers with a broader range of compliance information.

          Parts data.    We have developed a comprehensive database of parts data from a broad range of industry and government sources. This database includes: descriptive data, which specifies part dimensions, materials, performance criteria, and configuration features; manufacturer data, which identifies suppliers of parts and materials; and logistics data, which includes parts availability, location, pricing, use, and alternate source information.

          Manufacturers' product data.    We collect and maintain a broad set of manufacturers' catalogs. These online documents include manufacturers' product information, such as brand names and model numbers. This data can be cross-referenced against other information offerings.

          Engineering methods data.    We have developed a comprehensive proprietary database of engineering processes, principles, and related equations. The database covers more than 250 specific structural and mechanical topics, including noise and vibration, stress and fatigue, metals and composites, structure, and dynamics.

  Decision-Support Tools

          We integrate our technical information into proprietary technology and applications to meet the needs of our customers. These decision-support tools enable our customers to embed our information offerings within their engineering workflows and business processes. These tools vary from easy-to-use "browse and search" applications to sophisticated logistics and procurement, design, maintenance, and repair tools, all of which improve the efficiency and cost effectiveness of our customers' operations. These tools include:

          Procurement, maintenance, and logistics.    HAYSTACK® is our industry-leading procurement, maintenance, and logistics tool which is primarily used by government agencies and contractors. This proprietary decision-support tool leverages our comprehensive parts databases to facilitate logistics, procurement, maintenance, and obsolescence decisions to assist customers reduce downtime and costs. For example, the U.S. Department of Defense relies on HAYSTACK® to quickly and efficiently procure new and replacement parts for aircraft and other equipment used in military operations. Aerospace companies use HAYSTACK® throughout their design, production, and maintenance processes to optimize parts utilization, avoid obsolescence, and ultimately minimize logistics costs. Aerospace companies also use this data to ensure that they receive competitive prices for their parts.

          Parts cleansing.    Our proprietary parts cleansing tool is STRUXURE®, which assists customers in "cleansing" their parts inventories by eliminating redundancies, standardizing terminology, and efficiently organizing their information. Clean inventory information enables customers to make better inventory management and facility utilization decisions. This tool uses a proprietary parts taxonomy and is particularly useful in facility-intensive manufacturing industries, such as aerospace and aviation, automotive, and electronics.

          Engineering methods.    ESDU® is our proprietary collection of decision-support tools that leverage our engineering methods database. ESDU® helps customers reduce their research and development cycles by integrating proven mathematical formulae, engineering equations, and analyses into their existing applications and processes. For example, aviation companies are able to substantially reduce design times for component parts by using ESDU® to apply fundamental engineering principles, such as aerodynamics, metallurgy, and structural integrity principles.

  Services

          Our services are based upon and utilize our expertise in managing information and developing information-based solutions. We primarily focus on improving the productivity of maintenance, repair, and operations (MRO) and supply chain processes, primarily in the defense, aerospace, automotive, petrochemical and utilities, and electronics industries. Customers use our services to assist them with a number of critical issues, including:

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  resolving information management issues;

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  providing long- or short-term support to an information-based activity or project; and

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  enhancing capabilities with our expertise and analysis.

          We believe our services help customers achieve additional significant benefits, including faster decision making across the enterprise, increased productivity, and reduced time to market. In many cases, our services customers already rely upon our information offerings to perform critical functions within their organizations. Our primary services offerings include the following:

          Parts Management.    A growing and long-term challenge for many of our customers is managing parts databases and processes for design, part selection, inventory control, and managing and predicting obsolescence. To address these issues, we integrate our extensive parts databases with other relevant data and offer parts services. These services optimize selecting of parts for an engineering task, stocking the appropriate parts to support maintenance and repair, improving lifecycle management, creating the appropriate bill of materials in support of job planning, managing parts for re-use, and predicting obsolescence. Parts projects are typically focused on selection and obsolescence.

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  Part Selection.  We assist engineers in selecting parts for new designs, redesign, and form-fit-function requirements. This service integrates our authoritative reference parts content and data resident in our decision-support tools with customer information such as part data, bills of materials, supplier preferences, cost information, inventory, and customer systems. We provide guided navigation to increase efficiency in using information, promote greater speed in locating appropriate parts, encourage reuse of parts, and ensure the appropriate life expectancy of parts.

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  Part Obsolescence.  When equipment outlasts its component parts, organizations are faced with increased maintenance costs, expensive product reconfigurations, and lost opportunities caused by pulling the equipment out of service, all leading to an unacceptably high cost of ownership. This offering assists engineers in identifying parts with risk of obsolescence before they impair their ability to deliver products or services. This helps our customers ensure that both new designs and existing products do not contain parts that are at risk of obsolescence. To effectively manage this problem, we use a combination of data, proprietary analytical decision-support tools, and portal technologies to provide insight into this complex and rapidly growing problem.

          Content Systems Enhancement.    We build and enhance information systems such as portals and intranets that enable the seamless integration of our information with customer and third-party information. To accomplish this we employ a variety of technologies, mostly web-based interfaces (known as "application program interfaces" or "APIs") that allow customer systems to directly communicate with and make use of our content. We also provide more complex services that build customized systems for our customers. These services help customers maximize the accuracy, accessibility, and usage of technical content as well as improve the overall efficiency of their operational systems and organizations.

Product Development and Technology

          Our product development efforts and use of technology focus on the collection, management, and delivery of critical information to our customers through our offerings. We manage our comprehensive collection of critical technical information through what we refer to as our "metabase." The critical information itself is stored in a network of information repositories, many of which are linked directly to our metabase. The development, management, and expansion of our metabase and information repositories are central to our product development efforts. We continuously update and enhance our metabase and repositories through proprietary methods and the use of technology encompassing the following steps:

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  we gather content from thousands of sources around the world;

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  we categorize this content and route it to our technology and industry experts through proprietary workflows and rules-driven technologies;

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  our industry experts authenticate the content based on criteria specific to a given industry or data type (e.g., a technical standard or well log data) and apply their expertise to create additional critical information;

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  we translate this critical information into useable formats;

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  our proprietary technology and processes evaluate this critical information for relevant data points, tag it for a broad range of attributes, and index it for ease of retrieval;

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  if the content is licensed from a third party, it undergoes a proprietary marking process to ensure compliance with applicable license agreements; and

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  the new critical information is added to our repositories and all of the tags, indexing, and other content generated by our experts and technology are integrated into our metabase.

          Our metabase and other information management tools allow content to be identified by a variety of search and cross-reference methods. We use proprietary and non-proprietary technologies that index critical information in a variety of ways, such as broad field categories, document type, document title, and industry segment. We employ robust, redundant storage technology to ensure that our critical information is highly available. Our processes allow for updating as soon as new and relevant information becomes available.

          Our product development teams create customer solutions by integrating our critical information with proprietary and widely used decision-support technology. These teams also develop the user interfaces and search capabilities that our customers employ when using our offerings. Our offerings are designed and developed by cross-functional teams that include sales and marketing, product development, and customer support personnel as well as, in some cases, the customers themselves. Customer feedback is shared with these teams so that decision-support tools can be enhanced to address changing customer requirements.

          Our product development teams have also created proprietary web services and application interfaces that enhance access to our critical information. These services enable our customers to integrate our critical information with other data, business processes, and applications (e.g., computer-aided design, enterprise resource planning, supply chain management, and product data/lifecycle management).

          We use a series of digital rights management ("DRM") methods and technologies to preserve our intellectual property rights and the intellectual property rights of third-party licensors. These methods and technologies (for certain of which we have patent applications pending) involve applying and tracking the license rights granted to a given customer, while simultaneously assuring that critical information outside of a customer's licensed rights is not accessible. They also permit customers to download files or produce hard copies that are "watermarked" with license information and security codes designed to discourage unauthorized distribution of the content.

          Our metabase is driven by industry standard relational database technologies such as Oracle. In addition, we have standardized hardware, decision-support tools, and application platforms from companies including Sun Microsystems, Inc., Microsoft Corporation, Endeca Technologies Inc., and Hewlett-Packard Company. We also have proprietary technology to support our metabase, information repositories, and offerings.

          As a global company, we seek cost-efficient and technologically advanced locations for our data centers, data entry, quality assurance, and development functions. These functions are currently performed at various locations including Colorado, Texas, Switzerland, and Malaysia. We expect to add locations in India later in 2005.

Customers

          We have a diverse customer base that includes many of the largest companies in the industries we serve. Our customers range from governments and large multinational corporations (including a majority of the Fortune 500 companies) to smaller companies and technical professionals. In 2004, our largest customer generated less than 4% of our total revenue and no other customer generated more than 2% of our total revenue. In addition, in 2004, we had 50 customers who generated $1 million or more of revenue.

Sales and Marketing

          We have approximately 200 employees who focus on our sales and marketing efforts, approximately half of which comprise our direct sales force. We maintain sales offices in 17 countries and serve customers in more than 100 countries.

          Our sales force is organized in teams focused on particular industry verticals. Each team is comprised of one or more relationship managers and product experts. The relationship managers serve as the primary sales interface with the customer. As part of the annual renewal process, they are responsible for reviewing offerings purchased by existing customers, as well as seeking opportunities to expand the offerings purchased by these customers. To expand customer penetration, the relationship manager utilizes all the expert resources resident within our organization. For smaller customers, we use a telesales team that is responsible for selling and renewal efforts. We compensate our sales teams primarily based on revenue generation and renewal rates.

          New customer acquisition is largely conducted by our dedicated new business team. This team systematically identifies potential new customer opportunities and a sales approach for larger new business opportunities. Our telesales team also pursues smaller new customer opportunities.

          We use an extensive dealer network to reach customers in locations where it is not cost-effective to use our sales teams or maintain a sales office. We supplement all of our sales efforts with our web store, which enables customers to purchase offerings online.

          We review, on an annual basis, our go-to-market sales strategy. We do this to optimize the allocation of our sales resources across our customer segments, to capture the most attractive new business opportunities, and to further penetrate our existing customer base.

          Our marketing teams are primarily responsible for ensuring that our offerings are meeting the needs of our customers. These teams conduct ongoing market research to understand changing needs within our targeted industries. They analyze industry investment patterns and work with our product development teams to ensure that we are aggregating critical information and creating decision-support tools that are relevant to our customers. These teams also study industries we do not currently target to determine if there are potential users that could benefit from our offerings.

          Our marketing teams are also responsible for analyzing the offerings of our competitors to ensure that we remain competitive. Our marketing teams support our sales teams by creating advertising programs, conducting seminars (including online seminars) and developing campaigns promoting our offerings.

Customer Support

          Our customer support program includes customer service and customer training:

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  Customer Service:  We maintain call centers in multiple locations around the world that are available to our customers 24 hours a day, 7 days a week. For larger customers, we assign specific call center representatives to respond to all in-bound calls from that customer.

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  Customer Training:  We offer customer training on how to best use our critical information and decision-support tools. Training can be delivered on-site for our customers or through our IHS University eLearning Solutions. Our training services provide instruction across a customer's organization and track a participant's progress. Many of our training services are purchased as part of an annual subscription for our critical information and decision-support tools. Training services may also be purchased on a one-time basis, often associated with first time purchases of our offerings.

          Our customer service and customer training teams work with each other and with the sales teams representing our customers. This enables our customers to work with the same team of IHS employees for all their needs, which we believe results in greater customer satisfaction and stronger customer relationships.

          We are proactive in managing ongoing customer needs by maintaining a key issues database that identifies patterns of customer service and support needs. This database is shared with product managers who, where appropriate, implement product improvements.

          We employ annual customer satisfaction surveys to refine and enhance the quality and responsiveness of our service. We believe that the continuous contact between sales people and our customers through sales visits, consultations, briefings, and conferences also provides valuable feedback that is critical to developing and improving our offerings.

Competition

          We believe the principal competitive factors in our business include the depth, breadth, timeliness, and accuracy of information provided, quality of decision-support tools and services, ease of use, customer support, and price. We believe that we compete favorably on each of these factors. Although we do not believe that we have a direct competitor across all of the offerings we provide, we do face competition in specific industries and with respect to specific offerings.

          In our Energy segment, our U.S. well and production data offerings compete with offerings from P2 Energy Solutions, Inc., and DrillingInfo, Inc., in addition to smaller companies. Certain of our Energy segment's other offerings compete with products from Wood Mackenzie Ltd., Divestco Inc. and Geologic Data Systems, Inc., in addition to other specialized companies. Our Energy segment's advisory services compete with Global Decisions Group LLC and NV KEMA, in addition to other smaller consulting companies.

          Our Engineering segment competes against a fragmented set of companies. In our specifications and standards business, we compete with some of the SDOs, Thomson's Techstreet™, United Business Media plc, and ILI Infodisk, Inc. Our Engineering segment's operational services compete with i2 Technologies, Inc.

Intellectual Property

          We rely heavily on intellectual property, including the intellectual property we own and license. We regard our trademarks, copyrights, licenses, and other intellectual property as valuable assets and use intellectual property laws, as well as license and confidentiality agreements with our employees, dealers, and others, to protect our rights. In addition, we exercise reasonable measures to protect our intellectual property rights and enforce these rights when we become aware of any potential or actual violation or misuse.

          Intellectual property licensed from third parties, including SDOs, is a vital component of our offerings and, in many cases, cannot be independently replaced or recreated by us or others. We have longstanding relationships with the SDOs, government agencies, and manufacturers from whom we license information. Almost all of the licenses that we rely upon are nonexclusive and expire within one to two years unless renewed.

          In addition, we have applied for patents relating to digital rights management, remote access printing, and print on demand.

Employees

          As of January 31, 2005, we had more than 2,300 employees, of which approximately 1,300 are located in the United States and 1,000 are located abroad. None of our employees are represented by a collective bargaining agreement and we consider our employee relations to be good.

Facilities

          We own two office buildings in Englewood, Colorado, which comprise our headquarters, and other office buildings in London and Tetbury, England, Geneva, Switzerland and Johannesburg, South Africa. We lease space for a total of    offices in    countries, including offices in Cambridge, Massachusetts; Houston, Texas; Oklahoma City, Oklahoma; Calgary, Alberta; Geneva, Switzerland; Virginia Beach, Virginia; Paris, France; New York, New York; Beijing, China; and two locations in the United Kingdom. We believe that our properties, taken as a whole, are in good operating condition and are suitable and adequate for our current business operations, and that additional or alternative space will be available on commercially reasonable terms for future use and expansion.

          Our ownership and operation of real property and our operation of our business is subject to various foreign, federal, state, and local environmental protection and health and safety laws and regulations. Some environmental laws hold current and previous owners and operators of businesses and real property liable for contamination on owned or operated property and on properties at which they disposed of hazardous waste, even if they did not know of and were not responsible for the contamination, and for claims for property damage or personal injury associated with the exposure to or the release of hazardous or toxic substances. We have not incurred and do not currently anticipate incurring any material liabilities in connection with such environmental laws.

Legal Proceedings

          We are not party to any material litigation and are not aware of any pending or threatened litigation that could have a material adverse effect upon our business, operating results, or financial condition.

MANAGEMENT

Executive Officers and Directors

          Set forth below is information concerning our executive officers and directors as of February 1, 2005.

Name	Age	Position
Charles A. Picasso	63	President and Chief Executive Officer, Director
Jerre L. Stead	62	Chairman of the Board
Michael J. Sullivan	40	Senior Vice President and Chief Financial Officer
Jeffrey Tarr	41	President and Chief Operating Officer, Engineering
Ron Mobed	45	President and Chief Operating Officer, Energy
Stephen Green	52	Senior Vice President and General Counsel
H. John Oechsle	42	Senior Vice President and Chief Information Officer
Jeffrey Sisson	48	Senior Vice President, Global Human Resources
Matt Levin	31	Senior Vice President, Corporate Development and Strategic Planning
Jane Okun	42	Senior Vice President, Investor Relations and Corporate Communications
C. Michael Armstrong	66	Director
Roger Holtback	59	Director
Balakrishnan S. Iyer	48	Director
Michael Klein	41	Director
Richard W. Roedel	55	Director
Michael v. Staudt	56	Director

          Executive officers are appointed by our board of directors. A brief biography of each executive officer and director follows.

Executive officers

          Charles A. Picasso has served as President and Chief Executive Officer and a member of our board of directors since October 2004. Prior to his appointment as President and CEO of IHS, Mr. Picasso served as President and Chief Operating Officer of our Engineering segment, since September 2003. Prior to that, from December 2002 to September 2003, Mr. Picasso served as Executive Vice President of Worldwide Sales and Marketing for our Engineering segment. Before joining IHS, Mr. Picasso was Chief Operating Officer with Digital Island Inc. from August 2000 to December 2002. From 1999 to 2000 he was President of CDI Corporation. Prior to that, from 1996 to 1999, he was Senior Vice President of Worldwide Professional Services Business Unit with NCR Corporation (formerly AT&T Global Information Solutions). From January 1994 to 1996, he was President and Chief Executive Officer of AT&T-Istel Europe. Mr. Picasso holds a bachelor of science degree in Computer Science from the University of Sciences in Montpelier, France.

          Jerre L. Stead has served as Chairman of our board of directors since December 1, 2000. From August 1996 until June 2000, Mr. Stead served as Chairman of the board of directors and

Chief Executive Officer of Ingram Micro Inc. Prior to that, he served as Chief Executive Officer and Chairman of the board of directors at Legent Corporation, from January 1995 to August 1995. From May 1993 to December 1994 he was Executive Vice President of AT&T and Chairman and Chief Executive Officer of AT&T Corp. Global Information Solutions (NCR Corporation) and from September 1991 to April 1993 he was President and Chief Executive Officer of AT&T Corp. Global Business Communication Systems. Mr. Stead also serves on the board of directors of TBG, Armstrong World Industries, Inc., Brightpoint, Inc., Conexant Systems, Inc., Mindspeed Technologies, Inc., and Mobility Electronics, Inc.

          Michael J. Sullivan joined IHS in October 1999 as Senior Vice President and Chief Financial Officer. Prior to that, Mr. Sullivan was director of corporate accounting from April 1997 to February 1998, and director of financial planning and analysis from February 1998 to October 1999, for Coors Brewings Company. Prior to joining Coors, he spent 10 years with Price Waterhouse in audit services and the transaction support group. Mr. Sullivan holds a bachelor's degree in Business Administration and Accounting from the University of Iowa.

          Jeffrey Tarr has served as President and Chief Operating Officer of our Engineering segment since December 2004. From May 2001 to November 2004 he led Hoover's, Inc. Mr. Tarr served as Chief Executive Officer and President from May 2001, as a director from June 2001, and as Chairman from March 2002 until March 2003 when the business was acquired by Dun & Bradstreet Corporation. From the date of the acquisition until November 2004, Mr. Tarr served as President and as a director of the Hoover's subsidiary of Dun & Bradstreet. From January 2000 through March 2001 he served as Chief Executive, President and a director of All.com, Inc. From June 1994 until January 2000 he held a number of positions at U.S. West and served as a Vice President from April 1998. Earlier in his career he was a consultant with Bain & Company. Mr. Tarr holds an undergraduate degree in Public and International Affairs from Princeton University and an MBA from Stanford University.

          Ron Mobed has served as President and Chief Operating Officer of our Energy segment since April 2004. Prior to that, Mr. Mobed served in multiple leadership roles at Schlumberger Limited, since September 1980. Mr. Mobed received his bachelor's degree in Engineering from Trinity College at the University of Cambridge in 1980, and was awarded his master's in Petroleum Engineering with distinction from Imperial College at the University of London in 1987.

          Stephen Green has served as General Counsel of IHS since 1996. He was Vice President and General Counsel of IHS from 1996 to 2003 and was appointed Senior Vice President and General Counsel in December 2003. Mr. Green joined the legal department of TBG in 1981. Mr. Green holds a bachelor's degree from Yale University and a law degree from Columbia Law School.

          H. John Oechsle joined IHS in July 2003 as Senior Vice President and Chief Information Officer. From June 2000 to July 2003, Mr. Oechsle was Chief Information Officer, Vice President Information Management Worldwide, for Ortho-Clinical Diagnostics, a Johnson & Johnson company. From August 1997 to June 2000, Mr. Oechsle was the General Manager, Executive Director Latin America for Networking & Computer Services, a Johnson & Johnson company. Mr. Oechsle holds a bachelor of science degree in Computer Science from Rutgers University and is a graduate of the Tuck Executive Program at Dartmouth College's Amos Tuck School of Business Administration.

          Jeffrey Sisson has served as Senior Vice President of Global Human Resources of IHS since January 2005. From September 2002 to January 2005, Mr. Sisson was a Principal in Executive Partners, a private human resources consulting firm. From July 2001 to August 2002, Mr. Sisson was Senior Vice President, Human Resources for EaglePicher, Inc. From March 2000 to July 2001, he was Senior Director, Human Resources for Snap-on Incorporated. From February 1998 to February 2000, he was Director, Human Resources for Whirlpool Corporation. Mr. Sisson holds a bachelor's degree and a master's degree in Labor & Industrial Relations from Michigan State University.

          Matt Levin has served as Senior Vice President, Corporate Development and Strategic Planning since November 2004. Prior to that, Mr. Levin was Vice President, Global Operations Officer of Hudson Highland Group's Solutions Business, since September 2003. From August 2000 to September 2003 he was an independent consultant in the professional services, financial services, and media industries. Prior to working in consulting, Mr. Levin worked in financial services as a First Scholar at First Chicago NBD. Mr. Levin holds an undergraduate degree from Northwestern University and an MBA from the University of Chicago.

          Jane Okun has served as Senior Vice President, Investor Relations and Corporate Communications since November 2004. From 2002 to 2004, Ms. Okun was a partner with Genesis, Inc., a strategic marketing firm also specializing in investor relations. Prior to that, she was Vice President, Investor Relations and Corporate Communications of Velocom, Inc., from 2000 to 2001, and Executive Director, Investor Relations of Media One Group from 1998 to 2000. Prior to joining Media One, Ms. Okun headed Investor Relations at Northwest Airlines, where she also held multiple corporate finance positions. Ms. Okun holds a bachelor's degree and an MBA from the University of Michigan.

Directors

          C. Michael Armstrong has served as a member of our board of directors since December 2003. Mr. Armstrong served as Chairman of Comcast Corporation from 2002 until May 2004. He was Chairman and Chief Executive Officer of AT&T Corp. from 1997 to 2002, Chairman and Chief Executive Officer of Hughes Electronic Corporation from 1992 to 1997, and retired from IBM in 1991 as Chairman of IBM World Trade after a 31-year career. Mr. Armstrong is on the board of directors of Citigroup Inc., HCA Inc., Parsons Corporation and the Telluride Foundation, and is on the board of trustees of Johns Hopkins University. Mr. Armstrong also serves as a member of an advisory committee of TBG, and from December 1988 to December 2003 he served on the board of directors of TBG. Mr. Armstrong is a Visiting Professor of the Sloan School at the Massachusetts Institute of Technology.

          Roger Holtback has served as a member of our board of directors since December 2003. Since 2001 Mr. Holtback has served as Chairman and CEO of Holtback Holding AB. From 1993 to 2001 he served as President and CEO of the Bure Equity AB. From 1991 to 1993 he served as a member of the Group Executive Committee of SEB and Coordinating Chairman of SEB Sweden. From 1984 to 1990 he served as President and CEO of Volvo Corporation and Executive Vice President of the AB Volvo. Mr. Holtback is currently Chairman of the board of directors of Capio AB and Gunnebo AB, two companies listed on the Swedish Stock Exchange, as well as of SATS Holding AB and The Swedish Exhibition Centre. He serves as a member of the Stena Sphere Advisory Board and as Chairman of the Nordic Capital Investment Review Committee. Mr. Holtback also serves as a member of an advisory committee of TBG, and from September 1988 to December 2003 he served on the board of directors of TBG.

          Balakrishnan S. Iyer has served as a member of our board of directors since December 2003. From October 1998 to June 2003 Mr. Iyer served as Senior Vice President and Chief Financial Officer of Conexant Systems Inc. From 1997 to 1998 he was Senior Vice President and Chief Financial Officer of VLSI Technology Inc. and from 1993 to 1997 he was Vice President, Corporate Controller of VLSI Technology Inc. Mr. Iyer serves on the board of directors of Invitrogen Corporation, Skyworks Solutions, Conexant Systems, Inc., Power Integrations, Inc., and QLogic Corporation.

          Michael Klein has served as a member of our board of directors since December 1, 2003. Since February 2004, Mr. Klein has been Chief Executive Officer of Global Banking of Citigroup Inc. He also serves as the Vice Chairman of Citigroup International PLC. From 2003 to 2004, he was CEO of Citigroup Inc. Global Corporate and Investment Bank for Europe, the Middle East and Africa. From 2000 to 2003, he held the position of Co-Head of Global Investment Banking for

Salomon Smith Barney, a member of Citigroup Inc. Mr. Klein also serves as a member of an advisory committee of TBG, and from December 2001 to December 2003 he served on the board of directors of TBG.

          Richard W. Roedel has served as a member of our board of directors since November 2004. Since June 2004 he has been Chairman of Take-Two Interactive Software, Inc., where he also served as Chief Executive Officer from June 2004 through January 2005. Mr. Roedel was an audit partner in BDO Seidman, LLC from 1985 to 2000 and Chairman and Chief Executive Officer of BDO Seidman from 1999 to 2000. He also serves on the board of directors of Brightpoint, Inc., Dade Behring Holdings, Inc., and of the Association of Audit Committee Members Inc.

          Michael v. Staudt has served as a member of our board of directors since January 2005. Since March 1997, Mr. v. Staudt has served as Executive Vice President of TBG, overseeing finance, human resources, and corporate affairs. Before joining TBG in 1997, Mr. v. Staudt was a member of the Executive Committee of Bayerische Vereinsbank Group in charge of corporate banking.

Classified Board

          Our board of directors is made up of eight directors, of which five are independent. Our board is divided into three classes. The members of each class serve for a three-year term.             and             serve in the class with a term expiring in 2006,              and             serve in the class with a term expiring in 2007, and             and             serve in the class with a term expiring in 2008. At each annual meeting of the stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.

Board Committees

          Our board of directors has an Audit Committee, a Human Resources Committee, and a Nominating and Corporate Governance Committee, each of which has the composition and responsibilities described below.

          The Audit Committee is comprised of three independent directors. The members of the Audit Committee are Balakrishnan S. Iyer (Chairman), Roger Holtback, and Richard Roedel. The Audit Committee assists our board of directors in its oversight of (i) the integrity of our financial statements, (ii) our independent auditors' qualifications, independence, and performance, (iii) the performance of our internal audit function, and (iv) our compliance with legal and regulatory requirements. In addition to any other responsibilities that our board may assign from time to time, the Audit Committee prepares the audit committee report that the SEC rules require to be included in our annual proxy statement or annual report on Form 10-K.

          The Human Resources Committee is comprised of three independent directors. The members of the Human Resources Committee are C. Michael Armstrong (Chairman), Michael Klein, and Richard Roedel. The Human Resources Committee has been created by our board of directors to (i) oversee our compensation and benefits policies generally, (ii) evaluate executive officer performance and review our management succession plan, (iii) oversee and set compensation for our executive officers, and (iv) prepare the report on executive officer compensation that the SEC rules require to be included in our annual proxy statement or annual report on Form 10-K.

          The Nominating and Corporate Governance Committee is comprised of four independent directors. The members of this committee are C. Michael Armstrong (Chairman), Roger Holtback, Michael Klein, and Balakrishnan S. Iyer. The Nominating and Corporate Governance Committee has been created by our board of directors to (i) identify individuals qualified to become board members and recommend director nominees to the board, (ii) recommend directors for appointment to board committees, (iii) make recommendations to the board as to determinations of director independence, (iv) oversee the evaluation of the board, (v) make recommendations to the board as to compensation for our directors, and (vi) develop and recommend to the board our corporate governance guidelines and code of business conduct and ethics and oversee compliance with such guidelines and code.

Code of Business Conduct and Ethics

          We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers, and directors. This Code is available on our website at www.ihs.com and copies will be mailed to stockholders, free of charge, upon written request made to the Corporate Secretary, IHS Inc., 15 Inverness Way East, Englewood, CO 80112. We intend to disclose any amendment to, or waiver from, a provision of this code on our website.

Compensation Committee Interlocks and Insider Participation

          Our Human Resources Committee performs functions equivalent to a compensation committee. Messrs. Armstrong, Klein, and Roedel are members of this committee. During the last ten years, none of them has been an officer or employee of IHS.

          None of our executive officers currently serves, or in the past has served, on the board of directors or compensation committee (or committee performing equivalent functions) of any other company that has or had one or more executive officers serving on our board of directors or Human Resources Committee.

Director Compensation

          Our nonemployee directors (other than Michael v. Staudt) receive compensation for their board service. That compensation is comprised of an annual cash retainer of $40,000 (which may be converted into deferred stock units or deferred under our directors stock plan, as described in "—Equity Compensation Plans—IHS Inc. 2004 Directors Stock Plan") and a fee of $1,500 per board and committee meeting attended, plus reimbursement for all reasonably incurred expenses related to the meeting. Additionally, there are annual retainers as follows:

  •
  a $20,000 audit committee chair retainer;

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  a $5,000 committee chair retainer for committees other than our audit committee; and

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  a $5,000 audit committee member retainer.

          Under our directors stock plan, on each December 1, commencing with December 1, 2005, each nonemployee director (other than Mr. v. Straudt):

  •
  who was not on the preceding December 1 a director will receive a one-time award consisting of restricted stock units, whose underlying shares will have, on the date of grant, a fair market value (as defined in the plan) equal to $80,000; and

  •
  will receive both an award consisting of restricted stock units, whose underlying shares will have, on the date of grant, a fair market value equal to $50,000, and an annual cash retainer award equal to $40,000, which cash-based award may be converted into deferred stock units or deferred.

          On December 29, 2004, each nonemployee director (other than Mr. v. Straudt):

  •
  who was elected to our board on or before November 18, 2004 (i.e., all of our current nonemployee directors except Mr. Roedel) received 8,000 shares of restricted stock;

  •
  who was elected to our board on or after November 22, 2004 but before November 30, 2004 (i.e., Mr. Roedel) received 5,000 shares of restricted stock; and

  •
  who was a nonemployee director as of December 1, 2004 (i.e., all of our current nonemployee directors) received 4,500 shares of restricted stock, in addition to any other shares of restricted stock he or she may have received under the plan.

Executive Compensation

          The following summary compensation table sets forth information concerning total compensation earned by or paid to (i) each individual who served as our Chief Executive Officer during the year ended November 30, 2004, (ii) our four other most highly compensated executive officers who served in such capacities as of November 30, 2004, and (iii) one additional executive officer of ours who would have been included under clause (ii) above, but for the fact that he was no longer employed by us as of November 30, 2004, in each case for services rendered to us during the year ended November 30, 2004. We refer to these individuals as our named executive officers.

SUMMARY COMPENSATION TABLE

						Long-Term Compensation
	Annual Compensation					Awards
Name and Principal Position	Year	Salary	Bonus		Other Annual Compensation(1)	Restricted Stock Awards($)(2)	Securities Underlying Options(#)	All Other Compensation
Charles A. Picasso President and Chief Executive Officer(3)	2004	$374,903	$240,000		—	—	150,000	—
Jerre L. Stead Chairman of the Board	2004	400,000	400,000		—	—	—	—
Stephen Green Senior Vice President and General Counsel	2004	272,058	203,206	(4)	—	—	60,000	$6,500	(5)
Michael J. Sullivan Senior Vice President and Chief Financial Officer	2004	270,673	157,006		—	—	70,000	6,500	(5)
H. John Oechsle Senior Vice President and Chief Information Officer	2004	244,923	115,152		—	—	50,000	6,500	(5)
Robert R. Carpenter Senior Advisor (former President and Chief Executive Officer of Information Handling Services Group Inc.)(6)	2004	514,400	390,853		—	—	250,000	1,506,500	(7)
Randolph A. Weil Former Executive Vice President of Information Handling Services Group Inc.(8)	2004	307,727	—		—	—	70,000	1,545,188	(9)

(1)
Perquisites and other personal benefits, securities or property are not disclosed unless the aggregate amount of such compensation is the lesser of either $50,000 or 10% of the total of annual salary plus bonus for the named executive officer in question, as permitted by SEC rules.

(2)
No restricted stock awards were granted during the year ended November 30, 2004. Restricted stock awards were granted on December 23, 2004 to certain of our named executive officers, including Messrs. Picasso, Stead and Oechsle. See "—Equity Compensation Plans—IHS Inc. 2004 Long-Term Incentive Plan—Restricted stock and restricted stock units." Additionally, restricted shares of our Class A common stock or deferred stock units, each representing the right to receive one share of our Class A common stock, were granted on December 23, 2004 to certain of our named executive officers who accepted the offer by IHS Group Inc., a Colorado corporation and our subsidiary ("IHS Group Inc."), to exchange all outstanding stock options to purchase shares of its Class A non-voting common stock and IHS Group Inc. shares previously acquired upon the exercise of such options. See "—Equity Compensation Plans—Offer to Exchange Options and Shares Held by Our Senior Executives" and "—Equity Compensation Plans—Offer to Exchange Options and Shares Held by Directors and Certain Employees."

(3)
Mr. Picasso became our chief executive officer as of October 6, 2004.

(4)
Of this amount, $75,000 is attributable to a one-time bonus.

(5)
This entire amount is attributable to employer 401(k) contributions.

(6)
Mr. Carpenter ceased being our president and chief executive officer as of October 6, 2004.

(7)
Of this amount, $6,500 is attributable to employer 401(k) contributions and $1,500,000 is attributable to a portion of the consideration paid for canceling Mr. Carpenter's options to purchase 1.5 million shares of Class A non-voting common stock of IHS Group Inc. See "—Employment Contracts, Termination of Employment and Change in Control Arrangements—Robert R. Carpenter."

(8)
Mr. Weil ceased being an executive vice president as of November 5, 2004.

(9)
Of this amount, $4,788 is attributable to employer 401(k) contributions, $315,000 is attributable to Mr. Weil's severance pay that he received pursuant to his termination agreement, $126,000 is attributable to the amount that would have been payable to Mr. Weil as his annual bonus for 2004 at target performance and $1,099,400 is attributable to consideration for the cancellation of all of Mr. Weil's stock options to purchase shares of the Class A non-voting common stock of IHS Group Inc. "—Employment Contracts, Termination of Employment and Change in Control Arrangements—Randolph A. Weil."

Stock Option/SAR Grants in Last Year

          Since December 29, 2004, we have not had any options outstanding. The following table sets forth information concerning grants of stock options made to our named executive officers during the year ended November 30, 2004, but which are no longer outstanding. All such grants were stock options to purchase the Class A non-voting common stock of one of our subsidiaries and were granted under the subsidiary's Non-Qualified Stock Option Plan (effective December 1, 1998) and the 2002 Non-Qualified Stock Plan as applicable to our senior executives. All such options, other than for Robert R. Carpenter, had an exercise price equal to the fair market value of the underlying shares on the date of grant and vested over one year from such date. No stock appreciation rights were granted in the year ended November 30, 2004.

OPTION GRANTS IN LAST YEAR (2004)

	Individual Grant				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees	Exercise Price ($/Sh)	Expiration Date	5%($)	10%($)
Charles A. Picasso(2)	150,000	8.4%	$9.00	12/1/2010	$459,000	$1,041,000
Jerre L. Stead(2)	—	—	—	—	—	—
Stephen Green(2)	60,000	3.4	9.00	12/1/2010	183,600	416,400
Michael J. Sullivan(2)	70,000	3.9	9.00	12/1/2010	214,200	485,800
H. John Oechsle(2)	50,000	2.8	9.00	12/1/2010	153,000	347,000
Robert R. Carpenter(2)	250,000	14.1	12.00	12/1/2010	1,020,000	2,315,000
Randolph A. Weil(3)	70,000	3.9	9.00	12/1/2010	214,200	485,800

(1)
The potential realizable value is based on the term of the stock option. It is calculated assuming that the fair market value of the underlying shares on the date of grant appreciates at projected annual rates compounded annually for the entire term of the option and that the option is exercised on the last day of its term for the appreciated stock price. These values are calculated based on requirements of law and do not reflect estimates of our future stock price growth.

(2)
On November 22, 2004, IHS Group Inc. offered to exchange all outstanding stock options to purchase shares of its Class A non-voting common stock and IHS Group Inc. shares previously acquired upon the exercise of such options. See "—Equity Compensation Plans—Offer to Exchange Options and Shares Held by Our Senior Executives" and "—Equity Compensation Plans—Offer to Exchange Options and Shares Held by Our Directors and Other Employees." All of our named executive officers, other than Mr. Weil, whose options were cancelled as described in footnote (3) below, accepted the offer and no longer hold any options.

(3)
Under Mr. Weil's termination agreement dated November 5, 2004, all of his then outstanding stock options were cancelled. In consideration of such cancellation, he received $1,099,400 in cash. See "—Employment Contracts, Termination of Employment and Change in Control Arrangements—Randolph A. Weil."

Aggregated Option and SAR Exercises in Last Year and Year-End Option Values

          The following table sets forth information concerning option exercises by our named executive officers during the year ended November 30, 2004. All such exercises were for the purchase of the Class A non-voting common stock of one of our subsidiaries. No stock appreciation rights were exercised during the year ended November 30, 2004.

AGGREGATED OPTION EXERCISES IN LAST YEAR (2004) AND YEAR-END OPTION VALUES

			Number of Securities Underlying Unexercised Options At Year End(#)		Value of Unexercised In-the-Money Options At Year End($)(1)
Name	Shares Acquired on Exercise(#)	Value Realized($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Charles A. Picasso(2)	—	—	—	475,000	—	$443,250
Jerre L. Stead(2)	—	—	—	750,000	—	877,500
Stephen Green(2)	35,000	126,700	55,000	155,000	—	215,349
Michael J. Sullivan(2)	100,000	362,000	30,000	210,000	—	318,151
H. John Oechsle(2)	—	—	—	100,000	—	79,500
Robert R. Carpenter(2)	—	—	1,000,000	750,000	$1,040,000	—
Randolph A. Weil(3)	—	—	—	—	—	—

(1)
The value of an unexercised in-the-money option at November 30, 2004 is the product of (i) the excess of the fair market value of a share of the Class A non-voting common stock of IHS Group Inc. at November 30, 2004 over the exercise price of such option, multiplied by (ii) the number of shares underlying such option.

(2)
On November 22, 2004, IHS Group Inc. offered to exchange all outstanding stock options to purchase shares of its Class A non-voting common stock and IHS Group Inc. shares previously acquired upon the exercise of such options. See "—Equity Compensation Plans—Offer to Exchange Options and Shares Held by Our Senior Executives" and "—Equity Compensation Plans—Offer to Exchange Options and Shares Held by Directors and Certain Employees." All of our named executive officers, other than Mr. Weil, whose options were cancelled as described in footnote (3) below, accepted the offer and no longer hold any options.

(3)
Under Mr. Weil's termination agreement dated November 5, 2004, all of his then outstanding stock options were cancelled. In consideration of such cancellation, he received $1,099,400 in cash. See "—Employment Contracts, Termination of Employment and Change in Control Arrangements—Randolph A. Weil."

2004 Long-Term Incentive Plan

          We adopted our 2004 Long-Term Incentive Plan on November 30, 2004, but did not grant any awards under that plan on that date.

Pension Plans

          The following table sets forth the total estimated retirement benefits for representative years of service and average final compensation payable under the IHS Retirement Income Plan and IHS Supplemental Income Plan as in effect during the plan year 2004. Under the Internal Revenue Code, the maximum permissible benefit from the retirement income plan, which is a qualified pension plan, for retirement in 2004 was $165,000, and annual compensation exceeding $205,000 in 2004 could not be considered in computing the maximum permissible benefit under the retirement income plan. The supplemental income plan, which is a non-qualified pension plan, pays benefits in excess of Internal Revenue Code maximums to all participants of the retirement income plan.

          The benefit amounts shown in the following table do not reflect the reduction based on a portion of the recipient's Social Security benefit in calculating benefits payable under our plans.

PENSION PLAN TABLE

	Years of Service
Average Final Compensation
	5	10	15	20	25	30
$150,000	$12,750	$25,500	$38,250	$51,000	$63,750	$76,500
$175,000	$14,875	$29,750	$44,625	$59,500	$74,375	$89,250
$200,000	$17,000	$34,000	$51,000	$68,000	$85,000	$102,000
$225,000	$19,125	$38,250	$57,375	$76,500	$95,625	$114,750
$250,000	$21,250	$42,500	$63,750	$85,000	$106,250	$127,500
$275,000	$23,375	$46,750	$70,125	$93,500	$116,875	$140,250
$300,000	$25,500	$51,000	$76,500	$102,000	$127,500	$153,000
$325,000	$27,625	$55,250	$82,875	$110,500	$138,125	$165,750
$350,000	$29,750	$59,500	$89,250	$119,000	$148,750	$178,500
$375,000	$31,875	$63,750	$95,625	$127,500	$159,375	$191,250
$400,000	$34,000	$68,000	$102,000	$136,000	$170,000	$204,000
$425,000	$36,125	$72,250	$108,375	$144,500	$180,625	$216,750
$450,000	$38,250	$76,500	$114,750	$153,000	$191,250	$229,500
$475,000	$40,375	$80,750	$121,125	$161,500	$201,875	$242,250
$500,000	$42,500	$85,000	$127,500	$170,000	$212,500	$255,000

          The following table provides information, as of November 30, 2004, on the number of full years of service under the plans and compensation for purposes of determining retirement benefits, consisting of regular salary plus commissions and overtime. The plan provides retirement benefits based on a percentage of the highest five years' average compensation in the last ten years of employment. Mr. Weil is no longer a participant in these plans.

Name	Full Years of Credited Service (#)		Compensation for Purposes of Determining Benefits ($)
Charles A. Picasso	2	(1)	$349,904
Jerre L. Stead	4	(2)	400,000
Stephen Green	23		252,212
Michael J. Sullivan	5		251,443
H. John Oechsle	1		226,846
Robert R. Carpenter	4		476,754

(1)
Does not reflect ten additional years of service with which Mr. Picasso would be credited if he were to be employed by us through his 65th birthday or if we terminate his employment prior to his 65th birthday other than for cause, he terminates his employment prior to such date for good reason, his employment terminates prior to such date by reason of death or disability or he terminates his employment prior to such date following a change in control. See
"—Employment Contracts, Termination of Employment and Change In Control Arrangements—Charles A. Picasso."

(2)
Does not reflect 25 additional years of service with which Mr. Stead has been credited pursuant to the supplemental income plan.

          Participants are 100% vested in their benefit at the time they are credited with five or more years of vesting service or the date when they reach age 65. Vesting may be accelerated in years in which we make a transfer of surplus plan assets to the retiree medical accounts under the plan to provide for retiree medical coverage.

          Normal retirement age under the plan is 65 but a participant who terminates employment with at least ten years of vesting service may retire as early as age 55. Participants who terminate employment after age 55 with ten years of vesting service will receive a reduction of benefit equal to 0.5% for each month that benefit commencement precedes age 62. Participants who terminate employment before age 55 with ten years of vesting service will receive a reduction of benefit equal to 0.5% for each month that benefit commencement precedes age 65.

Employment Contracts, Termination of Employment and Change In Control Arrangements

          All of our executive officers, other than Jerre L. Stead, have employment agreements with us. The following are descriptions of:

  •
  the employment agreements for our named executive officers who served as our executive officers as of November 30, 2004; and

  •
  the termination agreements for two other named executive officers who are former executive officers.

          These descriptions are intended to be summaries and do not describe all provisions of the agreements. In addition, the agreements for individuals who are currently our executive officers, but who are not our named executive officers, may contain provisions that are different than those described in the following descriptions.

          Charles A. Picasso.    We have entered into an employment agreement with Charles A. Picasso, our president and chief executive officer. The following is a description of the material terms of this agreement.

          Term.    The term of Mr. Picasso's employment under the agreement commenced on October 15, 2004 for an initial term of one year, and it renews automatically on each anniversary of that date for an additional one-year period, unless either Mr. Picasso's employment is terminated earlier in accordance with the agreement or we notify, or Mr. Picasso notifies, the other party in writing at least 30 days prior to the applicable anniversary of the commencement date.

          Base salary, bonus and benefits.    The agreement provides for an initial base salary of $550,000, to be increased by the human resources committee of our board of directors in its sole discretion. During the year ended November 30, 2005, Mr. Picasso's base salary will remain at this level.

          Under the agreement, Mr. Picasso is eligible for an annual bonus pursuant to our then current annual incentive plan. Commencing with the year beginning December 1, 2004, and for each subsequent year during the term of Mr. Picasso's employment, he will be eligible to receive a bonus in an amount equal to 80% of his base salary in effect at the beginning of such year at target performance and in an amount equal to 120% at maximum performance. The performance objectives for Mr. Picasso's annual bonus will be determined by our board. Mr. Picasso's annual bonus will be prorated for achievement of objectives between 80% and 100% of target performance and between target performance and maximum performance. No annual bonus will be payable in any year for performance at or below 80% of target performance.

          Mr. Picasso is also entitled to participate in the employee benefits plans, programs and arrangements as are customarily accorded to our executives.

          Termination of employment.    If there is no "change in control" (as defined in the agreement), the agreement provides that Mr. Picasso's employment may terminate upon his resignation for "good reason" (as defined in the agreement) or by us without "cause" (as defined in the agreement). In either of these situations, Mr. Picasso is entitled to a lump-sum cash payment equal to the sum of the following:

  •
  any earned but unpaid base salary or other amounts accrued or owing through the date of termination;

  •
  in the event of termination prior to Mr. Picasso's 65th birthday, an amount equal to two years of his then base salary;

  •
  in the event of termination on or after his 65th birthday, in lieu of the payment described in the bullet above, we will employ Mr. Picasso as a consultant for the one-year period following termination and will pay him an amount equal to one year of his then base salary; and

  •
  Mr. Picasso's target bonus amount for such year, prorated for the number of days that have elapsed during such year.

          In addition to the foregoing lump-sum payment, Mr. Picasso is entitled to:

  •
  continued participation in our medical, dental and vision plans for the relevant period, as described below, following the date of termination;

  •
  vesting of unvested stock options, restricted stock and other equity awards then held by Mr. Picasso, as determined under the applicable compensation plan;

  •
  outplacement services during the six-month period following such termination; and

  •
  a credit for an additional two years for the purposes of each of the age and service requirements of any of retirement related employee benefit plans, programs and arrangements maintained by us or our affiliates in which Mr. Picasso participated at the time of such termination.

          Additionally, if Mr. Picasso is employed by us through his 65th birthday or if we terminate his employment prior to his 65th birthday other than for cause, he terminates his employment prior to such date for good reason, his employment terminates prior to such date by reason of death or disability or he terminates his employment prior to such date following a change in control, he will be credited with ten additional years for purposes of service requirements under the pension plan in which he participates on such date. This credit will be added to any two-year service credit to which he may otherwise be entitled.

          For these purposes, the "relevant period" means, if Mr. Picasso is terminated prior to his 65th birthday, the period of two years following termination of Mr. Picasso's employment, and, if Mr. Picasso is terminated on or after his 65th birthday and is engaged to provide consulting services, the period of one year following the termination of his employment.

          In addition to the payments and benefits above, if there is change in control, and within one year of such change in control Mr. Picasso terminates employment for a "CIC good reason" (as defined in the agreement) or is terminated by us without cause, the agreement provides that all unvested stock options, restricted stock and other equity awards held by Mr. Picasso will fully vest and become exercisable as of the effective date of such termination.

          Under the agreement, if Mr. Picasso terminates his employment other than for good reason or if his employment is terminated by us for cause, Mr. Picasso will receive no further payments, compensation or benefits, except as accrued or owing prior to the effectiveness of Mr. Picasso's termination, and such compensation or benefits that have been earned and will become payable without regard to future services.

          The agreement provides that if Mr. Picasso's employment terminates by reason of death, disability or retirement, he or his beneficiaries will receive a lump-sum cash payment equal to the sum of:

  •
  any earned but unpaid base salary or other amounts, as defined in the agreement, accrued or owing through the date or termination; and

  •
  Mr. Picasso's target bonus for such year, prorated for the number of days that have elapsed during such year.

          If employment terminates by reason of Mr. Picasso's retirement, Mr. Picasso may be entitled to additional benefits as determined in accordance with our otherwise applicable employee benefit and retirement plans and programs.

          Under the agreement, if Mr. Picasso's employment terminates other than by reason of death or disability, any payments Mr. Picasso is eligible for are contingent on Mr. Picasso's execution of a release.

          Tax indemnity.    Under the agreement, if any amounts or benefits received under the agreements or otherwise are subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, an additional payment will be made to restore Mr. Picasso to the after-tax position that he would have been in, if the excise tax had not been imposed.

          Covenants.    Under the agreement, Mr. Picasso has agreed to maintain the confidentiality of certain of our information at all times during his employment and thereafter unless he obtains the prior written consent of our board of directors. Mr. Picasso has also agreed not to compete with us during his employment and for a restricted period, as described below, after any termination of his employment. Additionally, Mr. Picasso has agreed not to solicit, hire or cause to be hired any of our employees or employees of any of our subsidiaries for or on behalf of any competitor during that restricted period.

          For these purposes, the "restricted period" means the two-year period following termination of Mr. Picasso's employment.

          Jerre L. Stead.    Mr. Stead does not have an employment agreement. At our board of directors meeting on December 9, 2004, our board set his base salary at $400,000 for the year ending November 30, 2005, which is the same base salary received by Mr. Stead for the year ending November 30, 2004. Mr. Stead's annual compensation is determined by our board of directors, based on his performance and contributions.

          Stephen Green, Michael J. Sullivan, and H. John Oechsle.    We have entered into an employment agreement with each of Stephen Green, our general counsel; Michael J. Sullivan, our chief financial officer; and H. John Oechsle, our senior vice president and chief information officer. The following is a description of the material terms of their agreements.

          Term.    The term of employment for Messrs. Green, Sullivan, and Oechsle under their agreements commenced on November 1, 2004, for an initial term of one year, and it renews automatically on each anniversary of that date for an additional one-year period, unless their employment is terminated earlier in accordance with their agreements or we notify, or Messrs. Green, Sullivan, or Oechsle notifies, the other party in writing at least 30 days prior to the applicable anniversary of the commencement date.

          Base salary, bonus and benefits.    The agreements of Messrs. Green, Sullivan, and Oechsle provide for an initial base salary of $275,000, $275,000, and $247,000, respectively, to be increased by the human resources committee of our board of directors in its sole discretion. At its meeting on December 9, 2004, the human resources committee established base salaries for the year ending November 30, 2005, for Messrs. Green, Sullivan, and Oechsle at $297,000, $300,000, and $262,000, respectively.

          Under their agreements, Messrs. Green, Sullivan and Oechsle are eligible for an annual bonus pursuant to our then current annual incentive plan. For the year ending November 30, 2005, each of Messrs. Green, Sullivan and Oechsle will be eligible to receive a bonus in an amount equal to 50% of his base salary in effect at the beginning of such year at target performance. Performance objectives for their annual bonuses will be determined by our chief executive officer.

          Messrs. Green, Sullivan, and Oechsle are also entitled to participate in the employee benefits plans, programs, and arrangements as are customarily accorded to our executives.

          In accordance with Mr. Oechsle's agreement, he was granted 17,000 restricted shares of our Class A common stock on December 23, 2004. See "—Equity Compensation Plans—IHS Inc. 2004 Long-Term Incentive Plan—Restricted stock and restricted stock units."

          Termination of employment.    If there is no "change in control" (as defined in their agreements), their agreements provide that the employment of Messrs. Green, Sullivan, and Oechsle may terminate upon their resignation for "good reason" (as defined in their agreements) or by us without "cause" (as defined in their agreements). In either of these situations, Messrs. Green, Sullivan, and Oechsle are entitled to a lump-sum cash payment equal to the sum of the following:

  •
  any earned but unpaid base salary or other amounts accrued or owing through the date of termination;

  •
  an amount equal to nine months of his then base salary, plus an additional month of such base salary for each year of employment with us or any of our affiliates, up to a maximum aggregate amount equal to two years of such base salary; and

  •
  his target bonus amount for such year, prorated for the number of days that have elapsed during such year.

          In addition to the foregoing lump-sum payment, Messrs. Green, Sullivan, and Oechsle are entitled to the same rights as Mr. Picasso to benefit plan participation, equity award treatment, outplacement services, and two-year crediting under retirement related employee benefit plans.

          For these purposes, the "relevant period" means the period following termination of the employment of Messrs. Green, Sullivan, and Oechsle equal to the total number of months upon which the payments thereunder are calculated, up to a maximum period of two years. Credit for the year in which termination occurs will be given for the purposes of calculating payments if he has completed 6 months or more of service beyond the prior anniversary date of his employment.

          In addition to the payments and benefits above, if there is change in control, and within one year of such change in control Messrs. Green, Sullivan, or Oechsle terminates employment for a "CIC good reason" (as defined in their agreements) or is terminated by us without cause, rights with respect to their equity awards will be the same as those of Mr. Picasso.

          Under their agreements, if Messrs. Green, Sullivan, or Oechsle terminates his employment other than for good reason or if his employment is terminated by us for cause, his rights will be the same as those of Mr. Picasso.

          Their agreements provide that if the employment of Messrs. Green, Sullivan or Oechsle terminates by reason of death, disability, or retirement, he, or his beneficiaries, will have the same rights as Mr. Picasso.

          Under their agreements, if the employment of Messrs. Green, Sullivan or Oechsle terminates other than by reason of death or disability, any payments he is eligible for are contingent on Messrs. Green, Sullivan, or Oechsle's execution of a release.

          Tax indemnity.    Under their agreements, Messrs. Green, Sullivan, or Oechsle have the same right to a tax indemnity as Mr. Picasso.

          Covenants.    Under their agreements, Messrs. Green, Sullivan, and Oechsle have agreed to the same confidentiality, non-competition, and non-solicitation provisions as Mr. Picasso. However, for their purposes, the "restricted period" means the longer of the one-year period following termination of employment of Messrs. Green, Sullivan, or Oechsle, or in the event he receives payments as a result of his resignation for good reason, termination without cause, or following a change in control, in an amount greater than one year of his then base salary, the period following his termination of employment equal to the total number of months upon which the payments thereunder are calculated, up to a maximum period of two years.

          Robert R. Carpenter.    On August 4, 2004, our predecessor company entered into a termination agreement with Robert R. Carpenter pursuant to which he resigned from his employment with us and our affiliates, effective November 30, 2005. The agreement was amended as of November 29, 2004. From the date Mr. Carpenter ceased to serve as our president and chief executive officer on October 6, 2004 until November 30, 2005, he will be employed as our senior advisor. As such, he will report to our chairman and perform duties of an executive nature for us and our affiliates, as mutually agreed by our chairman and Mr. Carpenter. As of the date Mr. Carpenter ceased to be our president and chief executive officer, he also ceased to be an officer or director of any of our affiliates.

          Base salary, bonus and employee plan participation.    Under the agreement, Mr. Carpenter continued to receive his then current base salary through November 30, 2004. He is entitled to annual bonus payment for the year ended November 30, 2004, in accordance with our annual incentive plan.

          For the period of December 1, 2004 through November 30, 2005, Mr. Carpenter will receive salary at the rate of $250,000 per year. Mr. Carpenter will not participate in any annual bonus or incentive plans for such period, but will continue to participate in our then current health and welfare related benefit plans, 401(k) plan and retirement plan offered to our U.S.-based employees generally. Additionally, he will be vested in our retirement plan with the equivalent of 5 years of service.

          Equity compensation.    On December 1, 2003, we paid Mr. Carpenter $1,500,000 as partial consideration for canceling his options to purchase 1.5 million shares of the Class A non-voting common stock of IHS Group Inc. The balance of the cash consideration for such cancellation was paid on December 1, 2004, and equaled $250,000. Additionally, we paid Mr. Carpenter $500,000 on December 1, 2004 and will pay him $250,000 on December 1, 2005, in full satisfaction of the cancellation of a prior entitlement to receive a stock option to purchase 250,000 of the Class A non-voting common stock of IHS Group Inc.

          In connection with the cancellation of Mr. Carpenter's options to purchase 1.5 million shares of the Class A non-voting common stock of IHS Group Inc., Mr. Carpenter also received stock options to purchase 1,750,000 shares of the Class A non-voting common stock of IHS Group Inc. under the 2002 Non-Qualified Stock Option Plan of IHS Group Inc., pursuant to stock option agreements dated March 1, 2003 and March 1, 2004, respectively. Pursuant to the amendment to his termination agreement, Mr. Carpenter tendered these options to IHS Group Inc. for $1,040,000 in cash and 583,333 deferred stock units, each representing the right to receive one share of our Class A common stock. The shares underlying the deferred stock units will be delivered to Mr. Carpenter on June 1, 2006. In the event we have not had an initial public offering or change in control (as defined in the amendment) on or prior to June 1, 2006, Mr. Carpenter may authorize us to retain that number of shares of our stock necessary to satisfy the tax withholding obligation arising in connection with the delivery of the shares described above.

          Indemnification and release.    To the fullest extent permitted by the law, our predecessor company agreed to indemnify Mr. Carpenter and hold him harmless for all claims, lawsuits, losses, damages, assessments, penalties, expenses, costs or liabilities which he may sustain as a result of, or in connection with, any suit or other proceeding brought by a third party in connection with any of his acts or omissions by reason of the fact that he was employed by us or served as our officer or director, other than in connection with his gross negligence or willful misconduct.

          Mr. Carpenter released and discharged us and any of our successors from all claims, demands and actions of any nature that he may have against us.

          Confidentiality.    Mr. Carpenter agreed that he will not communicate or disclose any information or materials regarding our operations, business practices, operating processes or personal practices without our prior written consent.

          Non-competition.    From August 4, 2004 through November 30, 2005 and for the one-year period following that date, Mr. Carpenter will be bound by the non-competition agreement contained in the stock option agreement dated March 1, 2004.

          Randolph A. Weil.    On November 5, 2004, our predecessor company entered into a termination agreement and general release and waiver of claims with Randolph A. Weil, effective immediately.

          Severance benefits.    Pursuant to the agreement, we paid Mr. Weil $315,000 as severance pay and an additional $126,000, representing the amount that would be payable to him as his annual bonus for 2004 at target performance. Additionally, we agreed to relocate Mr. Weil to a location within the United States during the one-year period after his termination date.

          Under the agreement, Mr. Weil's medical, dental and vision coverages will continue through November 30, 2005. His premiums from such period will be deducted from his severance pay. If insurance premiums increase during the period through November 30, 2005, Mr. Weil is required to reimburse us for the additional amount.

          Additionally, Mr. Weil's stock options to purchase shares of the Class A non-voting common stock of IHS Group Inc. were cancelled. In consideration of such cancellation, Mr. Weil received $1,099,400 in cash.

          Release.    Mr. Weil released and discharged us and any of our successors from all claims, demands and actions of any nature that he may have against us.

          Confidentiality.    Mr. Weil agreed that he will not communicate or disclose any information or materials regarding our operations, business practices, operating processes or personal practices without our prior written consent.

          Non-competition.    For a period of twelve months from the termination date, Mr. Weil agreed that he will not:

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  engage in, acquire any financial or beneficial interest in (except as provided in the next sentence), be employed by or own, manage, operate or control any entity which is engaged in any business in competition with the business of us or any of our subsidiaries; or

  •
  solicit or attempt to entice away from us or our subsidiaries, or otherwise interfere with the business relationship with any person or entity who is, or was during the term of his employment, a customer or employee of, consultant or supplier to or other person or entity having material business relations with us or any of our subsidiaries.

          Notwithstanding the foregoing, Mr. Weil will not be prohibited from:

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  owning less than 1% of any publicly traded corporation, whether or not such corporation is in competition with us or any of our subsidiaries;

  •
  during such twelve-month period, being employed or providing services to a company with multiple product and/or service lines where one or more of its products or service lines is in competition with us or any of our subsidiaries, so long as he has no contact with the unit(s) involved with the competitive products or services; or

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  during such twelve-month period, being employed by PennPoint LLC.

          Indemnification for breaches.    Under the agreement, generally, the parties will indemnify one another for any costs, losses, damages or expenses, including attorney's fees, which arise from the breach of the agreement.

Equity Compensation Plans

          IHS Inc. 2004 Long-Term Incentive Plan.    Our 2004 Long-Term Incentive Plan has been in effect as of November 30, 2004. The following description of the plan is intended to be a summary and does not describe all provisions of the plan.

          Purpose of the plan.    The purpose of the plan is to advance the interests of us and our stockholders by:

  •
  providing the opportunity to our employees, directors and service providers to develop a sense of proprietorship and personal involvement in our development and financial success and to devote their best efforts to our business; and

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  providing us with a means through which we may attract able individuals to become our employees or to serve as our directors or service providers and providing us a means whereby those individuals, upon whom the responsibilities of our successful administration and management are of importance, can acquire and maintain stock ownership, thereby strengthening their concern for our welfare.

          Type of awards.    The plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares, cash-based awards, other stock-based awards and covered employee annual incentive awards.

          Duration.    Generally, the plan will terminate ten years from the effective date of the plan. After the plan is terminated, no awards may be granted, but any award previously granted will remain outstanding in accordance with the plan.

          Administration.    The plan is administered by the human resources committee of our board of directors or any other committee designated by our board to administer the plan. Committee members will be appointed from time to time by, and will serve at the discretion of, our board. The committee has full power and authority to interpret the terms and intent of the plan or any agreement or document in connection with the plan, determine eligibility for awards and adopt such rules, regulations, forms, instruments and guidelines for administering the plan. The committee may delegate its duties or powers.

          Number of authorized shares.    We have authorized a maximum of 7,000,000 shares, minus the number of shares relating to any award granted and outstanding as of, or subsequent to, the effective date under any other of our equity compensation plans. As of January 31, 2005, the number of such shares granted under such other equity compensation plans is 1,286,667. Subject to the plan, the maximum number of shares that may be available for grant pursuant to incentive stock options will be 4,000,000.

          Annual award limits.    Except as provided in the plan, no individual participant may receive awards in any plan year that relate to more than 500,000 shares. In the case of an award which is not valued in a way in which the foregoing limitation would effectively operate, any individual participant may not be granted awards authorizing the earning during any plan year of an amount that exceeds such participant's annual limit. For this purpose, a participant's annual limit will be equal to $5,000,000 plus the amount of such participant's unused annual limit as of the close of the previous plan year.

          Eligibility and participation.    All of our employees, directors and service providers are eligible to participate in the plan. The committee may select from all eligible individuals those individuals to whom awards will be granted and will determine the nature of any and all terms permissible by law and the amount of each award.

          Stock options.    The committee may grant options to participants in such number, upon such terms and at any time as it determines, provided that incentive stock options may be granted only to eligible employees. Each option grant will be evidenced by an award document that will specify the exercise price, the maximum duration of the option, the number of shares to which the option pertains, conditions upon which the option will become vested and exercisable and such other provisions which are not inconsistent with the plan. The award document will also specify whether the option is intended to be an incentive stock option or a non-qualified stock option.

          The exercise price for each option will be:

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  based on 100% of the fair market value of the shares on the date of grant;

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  set at a premium to the fair market value of the shares on the day of grant; or

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  indexed to the fair market value of the shares on the date of grant, with the committee determining the index.

          Other than with respect to a substitute award, which is an award granted to a holder of an option, stock appreciation right or other award granted by a company that is acquired by us or with which we combine, in lieu of such outstanding award previously granted by such company, the exercise price on the date of grant must be at least equal to 100% of the fair market value of the shares on the date of grant.

          Each option will expire at such time as the committee determines at the time of its grant; however, no option will be exercisable later than the 10th anniversary of its grant date. Notwithstanding the foregoing, for options granted to participants outside the United States, the committee can set options that have terms greater than ten years.

          Options will be exercisable at such times and be subject to such terms and conditions as the committee approves. A condition of the delivery of shares as to which an option will be exercised will be the payment of the exercise price. Subject to any governing rules or regulations, as soon as practicable after receipt of written notification of exercise and full payment, we will deliver to the participant evidence of book-entry shares or, upon his or her request, share certificates in an appropriate amount based on the number of shares purchased under the option(s). The committee may impose such restrictions on any shares acquired pursuant to the exercise of an option as it may deem advisable.

          Each participant's award document will set forth the extent to which he will have the right to exercise the option following termination of his or her employment or services.

          Only in the event that we are not accounting for equity compensation under APB Opinion No. 25, the committee has the ability to substitute, without receiving each participant's permission, stock appreciation rights paid only in shares for outstanding options. The terms of the substituted stock appreciation rights must be the same as the terms for the options, and the aggregate difference between the fair market value of the underlying shares and the grant price of the stock appreciation rights must be equivalent to the aggregate difference between the fair market value of the underlying shares and the exercise price of the options. If, in the opinion of our auditors, this would create adverse accounting consequences for us, it will be considered null and void.

          We have not yet granted any stock options under the plan.

          Stock appreciation rights.    The committee may grant freestanding stock appreciation rights, tandem stock appreciation rights, or any combination of these forms of stock appreciation rights. Also subject to the provisions of the plan, the committee will have complete discretion in determining the number of stock appreciation rights granted to each participant and the terms and conditions pertaining to such stock appreciation rights.

          Each stock appreciation right will be evidenced by an award document that will specify the grant price, the term of the stock appreciation right and such other provisions as the committee determines.

          The grant price for each freestanding stock appreciation right will be the same as exercise prices for our stock options. Other than with respect to substitute awards, the grant price of freestanding stock appreciation rights must be at least equal to 100% of the fair market value of the shares on the date of grant. The grant price of tandem stock appreciation rights will be equal to the exercise price of the related option.

          The term of a stock appreciation right will be determined by the committee. Generally, no stock appreciation right will be exercisable later than the tenth anniversary date of its grant. Notwithstanding the foregoing, for stock appreciation rights granted to participants outside the United States, the committee can set terms greater than ten years.

          Freestanding stock appreciation rights may be exercised upon whatever terms and conditions the committee imposes. Tandem stock appreciation rights may be exercised for all or part of the shares subject to the related option upon the surrender of the right to exercise the equivalent portion of the related option.

          A tandem stock appreciation right may be exercised only with respect to the shares for which its related option is then exercisable. The plan contains additional provisions for tandem stock appreciation rights granted with incentive stock options.

          Upon the exercise of a stock appreciation right, a participant will be entitled to receive payment in an amount determined by multiplying the excess of the fair market value of a share on the date of exercise over the grant price by the number of shares with respect to which the stock appreciation right is exercised. The payment upon exercise may be in cash, shares, or any combination thereof, or in any other manner approved by the committee. The form of settlement will be set forth in the award document. The committee may impose such other conditions and/or restrictions on any shares received upon exercise of a stock appreciation right as it may deem advisable or desirable. These restrictions may include a requirement that the participant hold the shares received upon exercise of a stock appreciation right for a specified period of time.

          Each award document will set forth the extent to which the participant will have the right to exercise the stock appreciation right following his or her termination of employment or services.

          We have not granted any stock appreciation rights under the plan.

          Restricted stock and restricted stock units.    The committee may grant shares of restricted stock and/or restricted stock units to participants. Restricted stock units will be similar to restricted stock, except that no shares are actually awarded to the participant on the date of grant.

          Each grant will be evidenced by an award document that will specify the period(s) of restriction, the number of shares of restricted stock, or the number of restricted stock units granted and such other provisions as the committee determines.

          Generally, shares of restricted stock will become freely transferable after all conditions and restrictions applicable to such shares have been satisfied or lapse and restricted stock units will be paid in cash, shares, or a combination, as determined by the committee.

          The committee may impose such other conditions or restrictions on any shares of restricted stock or restricted stock units as it may deem advisable, including a requirement that participants pay a stipulated purchase price for each share of restricted stock or each restricted stock unit, restrictions based upon the achievement of specific performance goals and time-based restrictions on vesting.

          Generally, participants holding shares of restricted stock may be granted the right to exercise full voting rights with respect to those shares during the period of restriction (as defined in the plan). A participant will have no voting rights with respect to any restricted stock units.

          Each award document will set forth the extent to which the participant will have the right to retain restricted stock and/or restricted stock units following termination of his or her employment or services.

          The committee may provide that an award of restricted stock is conditioned upon the participant making or refraining from making an election with respect to the award under Section 83(b) of the Code.

          Restricted stock awards were granted on December 23, 2004, to certain of our senior executives, including Charles A. Picasso, Jerre L. Stead, and H. John Oechsle. As permitted by the plan, their awards contain the following more specific or additional provisions:

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  The vesting schedule for the 240,000 options granted to Mr. Picasso is as follows: 25% will vest on October 15, 2006, another 25% will vest on October 15, 2007, and the last 50% will vest on October 15, 2008, provided, however, that in the event of a change in control or his death or "disability" (as defined in the award document), the award will vest in full and be free of restrictions.

  •
  The vesting schedule for the 200,000 options granted to Mr. Stead is as follows: one-third will vest on November 30, 2005, another one-third will vest on November 30, 2006, and the last one-third will vest on November 30, 2007, provided, however, that in the event of a change in control or his death or "disability" (as defined in the award document), the award will vest in full and be free of restrictions.

  •
  The vesting schedule for the 17,000 options granted to Mr. Oechsle is as follows: 25% will vest on October 15, 2006, another 25% will vest on October 15, 2007, and the last 50% will vest on October 15, 2008, provided, however, that in the event of a change in control or his death or "disability" (as defined in the award document), the award will vest in full and be free of restrictions.

  •
  Unvested shares are transferable by will or by the laws of descent and distribution, or to a member of the participant's immediate family or specified estate planning vehicles established by the participant.

  •
  Restricted shares carry full voting and dividend rights, provided, however, that any cash dividends will be reinvested in dividend shares, and any such dividend shares and any stock dividends will be subject to the same restrictions as the underlying restricted shares.

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  As a condition to a participant's receiving an award of restricted stock, he or she will be required to execute and deliver an irrevocable proxy in the form provided by us, appointing Urvanos Investments Limited to vote the shares that he receives in connection with his or her award and any other shares that he owns as of the date of the proxy or may acquire until the expiration date of the proxy. The proxy will automatically expire on the earlier of the closing date of our initial public offering or the lapse of all restrictions with respect to the shares covered by the proxy.

          Performance units and performance shares.    The committee may grant performance units and/or performance shares to participants in such amounts and upon such terms as the committee determines.

          Each performance unit will have an initial value that is established by the committee at the time of grant. Each performance share will have an initial value equal to the fair market value of a share on the date of grant. The committee will set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or number of performance units or shares that will be paid out to the participant.

          After the applicable performance period has ended, the participant will be entitled to receive payout on the value and number of performance units or shares earned by him or her over the performance period, to be determined as a function of the extent to which the corresponding performance goals have been achieved.

          Payment of earned performance units or shares will be as determined by the committee and as evidenced in the award document. The committee may pay earned performance units or shares in the form of cash, shares, or a combination. Any shares may be granted subject to any appropriate restrictions. The form of payout will be set forth in the award document.

          Each award document will set forth the extent to which the participant will have the right to retain performance units or shares following termination of his or her employment or services.

          We have not granted any performance units or shares under the plan.

          Cash-based awards and other stock-based awards.    The committee may grant cash-based awards to participants in such amounts and upon such terms, including the achievement of specific performance goals, as the committee determines.

          The committee may grant other types of equity-based or equity-related awards not otherwise described by the provisions of the plan, including the grant or offer for sale of unrestricted shares, in such amounts and subject to such terms and conditions as the committee determines. Such awards may involve the transfer of actual shares to participants or payment in cash or otherwise of amounts based on the value of shares, and may include awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

          Each cash-based award will specify a payment amount or range. Each other stock-based award will be expressed in terms of shares or units based on shares. The committee may establish performance goals in its discretion, in which case, the number and/or value of awards that will be paid out to the participant will depend on the extent to which the performance goals are met. Payment, if any, will be made in accordance with the terms of the award, in cash or shares as the committee determines.

          The committee will determine the extent to which the participant will have the right to receive cash-based awards or other stock-based awards following termination of his or her employment or services.

          We have not granted any cash-based or other stock-based awards under the plan.

          Covered employee annual incentive awards.    The committee may designate covered employees (as defined in Section 162(m) of the Code) who are eligible to receive a monetary payment in any plan year based on a percentage of an incentive pool equal to the greater of:

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  9% of our consolidated operating earnings for the plan year;

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  10% of our operating cash flow for the plan year; or

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  15% of our net income for the plan year.

          The committee will allocate an incentive pool percentage to each designated covered employee for each plan year. In no event may any covered employee receive more than $1,200,000 from the incentive pool and the sum of the incentive pool percentages for all covered employees cannot exceed 100% of the total pool.

          As soon as possible after the determination of the incentive pool for a plan year, the committee will calculate each covered employee's allocated portion of the incentive pool based upon the percentage established at the beginning of such plan year. Each covered employee's incentive award will then be determined by the committee based on his or her allocated portion of the incentive pool, subject to adjustment. In no event may the portion of the incentive pool allocated to a covered employee be increased in any way, including as a result of the reduction of any other covered employee's allocated portion. The committee shall retain the discretion to adjust such awards downward.

          We have not granted any covered employee annual incentive awards under the plan.

          Nonemployee director awards.    All awards to our nonemployee directors will be determined by the board or the committee. Currently, such awards are granted under our directors stock plan, which is a sub-plan under our 2004 Long-Term Incentive Plan. See "—IHS Inc. 2004 Directors Stock Plan."

          Dividend equivalents.    Any participant selected by the committee may be granted dividend equivalents based on the dividends declared on shares that are subject to any award, to be credited as of dividend payment dates, during the period between the date the award is granted and the date the award is exercised, vests, or expires, as determined by the committee. Dividend equivalents will be converted to cash or additional shares by such formula and at such time and subject to such limitations as determined by the committee.

          Performance objectives.    Unless and until the committee proposes for stockholder vote and the stockholders approve a change in the general performance measures below, the performance goals upon which the payment or vesting of an award to a covered employee (except as otherwise provided in the plan) that is intended to qualify as performance-based compensation will be limited to the following performance measures:

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  net earnings or net income (before or after taxes);

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  earnings per share;

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  net sales or revenue growth;

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  net operating profit;

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  return measures (including return on assets, capital, invested capital, equity, sales, or revenue);

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  cash flow (including operating cash flow, free cash flow, and cash flow return on equity);

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  earnings before or after taxes, interest, depreciation and/or amortization, and/or lease payments or other rent obligations;

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  gross or operating margins;

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  productivity ratios;

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  share price (including growth measures and total stockholder return);

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  expense targets;

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  margins;

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  operating efficiency;

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  market share;

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  customer satisfaction;

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  working capital targets; and

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  economic value added (i.e., net operating profit after tax minus the sum of capital multiplied by the cost of capital).

          Transferability of awards.    Generally, awards cannot be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. However, with respect to our non-qualified stock options, our board or the committee may permit further transferability and impose conditions and limitations on any permitted transferability.

          Change in control.    Notwithstanding any other provision of the plan to the contrary, in the event of a "change in control" (as defined in the plan), provisions specified in the plan will apply, unless otherwise determined by the committee in connection with the grant of an award.

          Upon a change in control, all then-outstanding stock options and stock appreciation rights will become fully vested and exercisable, and all other then-outstanding awards that vest on the basis of continuous service will vest in full and be free of restrictions, except to the extent that another award meeting the requirements of a "replacement award" (as defined in the plan) is provided to the participant pursuant to the plan to replace such award. The treatment of any other awards will be as determined by the committee in connection with their grant.

          Upon a termination of employment or directorship of a participant occurring in connection with or during the period of one year after such change in control, other than for cause,

  •
  all replacement awards held by the participant will become fully vested and (if applicable) exercisable and free of restrictions; provided, however, that if such acceleration would cause penalty taxation under Section 409A of the Code with respect to any replacement award, then the committee may unilaterally delay such acceleration for such time as is sufficient to avoid such penalty, and

  •
  all stock options and stock appreciation rights held by the participant immediately before the termination of employment or termination of directorship that the participant held as of the date of the change in control or that constitute replacement awards shall remain exercisable for not less than one year following such termination or until the expiration of the stated term of such stock option or stock appreciation right, whichever period is shorter, provided, that if the applicable award document provides for a longer period of exercisability, that provision shall control.

          Adjustments in authorized shares.    In the event of any of the corporate events or transactions described in the plan, to avoid any unintended enlargement or dilution of benefits, the committee has the sole discretion to substitute or adjust the number and kind of shares that can be issued or otherwise delivered.

          Forfeiture events.    The committee may specify in an award document that the participant's rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an award.

          If we are required to prepare an accounting restatement due to our material noncompliance, as a result of misconduct, with any financial reporting requirement under the security laws, then if the participant is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, the participant will reimburse us the amount of any payment in settlement of an award earned or accrued during the twelve-month period following the first public issuance or filing with the SEC (whichever just occurred) of the financial document embodying such financial reporting requirement.

          Amendment and termination.    Subject to, and except as, provided in the plan, the committee has the sole discretion to alter, amend, modify, suspend, or terminate the plan and any award document in whole or in part. However, without the prior approval of our stockholders, and except as provided in an award document, stock options or stock appreciation rights will not be repriced, replaced or regranted through cancellation or by lowering the exercise or grant price, and no amendment of the plan will be made without stockholder approval if stockholder approval is required by law, regulation or stock exchange rule.

          IHS Inc. 2004 Directors Stock Plan.    Our 2004 Directors Stock Plan has been in effect as of December 1, 2004. The following description of the plan is intended to be a summary and does not describe all provisions of the plan.

          Purpose of the plan.    This plan is a sub-plan under our 2004 Long-Term Incentive Plan. Awards under this plan will be granted in accordance with the 2004 Long-Term Incentive Plan and will constitute "nonemployee director awards" (as defined in that plan).

          Duration.    Generally, the plan will terminate ten years from the effective date of the plan. After the plan is terminated, no awards may be granted, but any award previously granted will remain outstanding in accordance with the plan.

          Eligibility.    Only nonemployee directors will be eligible to participate in the plan. However, Mr. v. Staudt will not participate in this plan.

          Types of awards.    On each December 1, commencing with December 1, 2005, each nonemployee director (other than Mr. v. Staudt):

  •
  who was not on the preceding December 1 a director will receive a one-time award consisting of restricted stock units, whose underlying shares will have, on the date of grant, a fair market value (as defined in the plan) equal to $80,000; and

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  will receive both an award consisting of restricted stock units, whose underlying shares will have, on the date of grant, a fair market value equal to $50,000, and an annual cash retainer award equal to $40,000, which cash-based award may be converted into deferred stock units or deferred.

          On December 29, 2004, each nonemployee director (other than Mr. v. Staudt):

  •
  who was elected to our board on or before November 18, 2004 (i.e., all of our current nonemployee directors except Mr. Roedel), received 8,000 shares of restricted stock;

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  who was elected to our board on or after November 22, 2004, but before November 30, 2004 (i.e., Mr. Roedel), received 5,000 shares of restricted stock; and

  •
  who was a nonemployee director as of December 1, 2004 (i.e., all of our current nonemployee directors), received 4,500 shares of restricted stock, in addition to any other shares of restricted stock he or she may have received under the plan.

          Any nonemployee director who is elected to fill a vacancy or a newly created directorship in the interim will receive, effective as of the date of such election, a prorated award, under the plan, based on the number of full months he or she has served, or will serve, as a director between the month in which he or she was elected and the next December 1.

          Each grant of restricted stock or restricted stock unit granted under the plan will be evidenced by an award document.

          Restricted stock.    Shares of restricted stock granted to our nonemployee directors on December 29, 2004, will be unvested and forfeitable until ten days after the earlier of the date the participant either attains age 55 and completes at least five years of service as a director or the date the participant resigns from our board or ceases to be a director, in either case, by reason of the antitrust laws, compliance with our conflict of interest policies, death, or disability (as defined in the plan), at which time, such shares will be considered vested and non-forfeitable. If a participant terminates his or her service as a director without satisfying the above conditions, other than in connection with an event described above, then his or her restricted stock will be forfeited without any payment therefor and those shares will again be available for issuance under our 2004 Long-Term Incentive Plan.

          Shares of restricted stock will carry full voting and dividend rights. However, any cash dividends with respect to any such restricted shares will be reinvested in shares called dividend shares. Any such dividend shares, and any stock dividends with respect to any shares of restricted stock, will be subject to the same restrictions as the underlying shares of restricted stock.

          Generally, a participant will not be able to sell, transfer, pledge, assign or otherwise alienate or hypothecate his or her shares of restricted stock. However, those shares will be transferable either by will or by the laws of descent and distribution, or to a member of a participant's immediate family or specified estate planning vehicles established by the participant.

          As a condition to a participant's receiving an award of restricted stock, he or she will be required to execute and deliver an irrevocable proxy in the form provided by us, appointing Urvanos Investments Limited to vote the shares that he or she receives in connection with his or her award and any other shares that he or she owns as of the date of the proxy or may acquire until the expiration date of the proxy. The proxy will automatically expire on the earlier of the closing date of our initial public offering or the lapse of all restrictions with respect to the shares covered by the proxy.

          Restricted stock units.    Each restricted stock unit granted on each December 1, commencing with December 1, 2005, will represent a participant's right to receive one share, which right will be unvested and forfeitable until the first anniversary of the date of grant. If a participant terminates his or her service as a director prior to the vesting date of the restricted stock units, then his or her restricted stock units will be forfeited without any payment therefor and the shares underlying such restricted stock units will again be available for reissuance under our 2004 Long-Term Incentive Plan.

          Following the restricted stock unit vesting date, the shares underlying a participant's restricted stock units will be delivered to him or her on the 10th day following his or her termination of service as a director for any reason.

          Restricted stock units will carry no voting rights. Restricted stock units will be credited with dividend equivalents, which will have the same unvested or vested status as the underlying restricted stock units. Dividend equivalents will be paid out in the form of shares (or such other cash, securities or other property that may be or become the consideration for such shares in the event we, or one of our successors, are acquired) at the same time that the shares underlying the restricted stock units are delivered. A participant may not sell, transfer, pledge, alienate or otherwise hypothecate restricted stock units and the shares underlying them until the restricted stock unit delivery date.

          Deferred stock units.    A participant may elect to convert his or her annual retainer award converted into deferred stock units whose underlying shares will have, on the date of grant, a fair market value equal to $40,000. Such election must be made before the close of the calendar year preceding the fiscal year in respect of which the annual retainer award is made. Each deferred stock unit will represent such participant's right to receive one share, which right will be fully vested and non-forfeitable.

          The shares underlying a participant's deferred stock units will be delivered to him or her on the 10th day following his or her termination of service as a director for any reason.

          Deferred stock units will carry no voting rights. Deferred stock units will be credited with dividend equivalents, which will also be fully vested and non-forfeitable. Dividend equivalents will be paid out in the same way as dividend equivalents related to restricted stock units. A participant may not sell, transfer, pledge, alienate or otherwise hypothecate deferred stock units and the shares underlying them until the deferred stock unit delivery date.

          Deferral of annual retainer award.    A participant may elect to defer payment of his or her annual retainer award. Such election must be made before the close of the calendar year preceding the fiscal year in respect of which the annual retainer award is made. Such award will be paid to such participant in accordance with his or her deferral election, which date of payment will be:

  •
  a specified date that is at least two years following the date of election;

  •
  on the tenth day following his or her termination of service as a director for any reason;

  •
  upon the occurrence of an unforeseeable emergency resulting in severe financial hardship, to the extent necessary to relieve the hardship and pay any applicable taxes; or

  •
  in the event of a change in control, provided that if such payment is not permitted under regulations promulgated in connection with recently enacted legislation relating to deferred compensation, then such payment will be made in accordance with the second bullet point above.

          "Put," "call" and "drag-along" rights.    If no listing event (as defined in the plan) occurs on or prior to the "relevant date" (as described below), then each participant will have the one-time right and option to sell to us, and to cause us to purchase, all of the shares held by him or her (including, for these purposes, any shares underlying restricted stock units or deferred stock units) as of such date.

          For these purposes, the "relevant date" means, with respect to a participant for purposes of shares of restricted stock, such participant's restricted stock vesting date, and for purposes of restricted stock units and deferred stock units, the date that is the 10th day following such participant's termination of service as a director for any reason.

          If no listing event occurs on or prior to the relevant date, then we will have the exclusive one-time right and option to purchase from each participant, and to cause each participant to sell, all or a portion of the shares held by him or her (including, for these purposes, any shares underlying restricted stock units or deferred stock units) as of such date.

          Subject to the paragraph below, in the event of a change in control, all shares of restricted stock will vest in full and be free of restrictions (and, in the case of restricted stock units and deferred stock units, a participant's right to receive the shares underlying such stock units will be accelerated such that he or she will receive such shares immediately prior to the closing of the acquisition transactions, at which time such units will automatically be cancelled), and the participant will participate in the acquisition to the extent of, and in the same manner as, all of our other stockholders. If a change in control occurs prior to a listing event, then we will have the exclusive right and option to require each participant to sell or otherwise transfer to the acquiring party(ies) effecting such change in control all or a portion of such shares held (including, for these purposes, any shares underlying restricted stock units or deferred stock units) as of the effective date of such change in control, in each case for the same consideration per share and on the same terms and conditions as all of our other stockholders.

          The delivery date of any shares underlying restricted stock units and deferred stock units will accelerate only if such acceleration is permitted by regulations promulgated in connection with recently enacted legislation relating to deferred compensation. If the acceleration is not permitted thereunder, then on the 10th day following the participant's termination of service as a director of us (or our successor) for any reason, for each share underlying restricted stock units or deferred stock units he or she will receive the same per share consideration received by our other stockholders for each share in the acquisition. At that time such restricted stock units and/or deferred stock units will automatically be cancelled.

          Offer to Exchange Options and Shares Held by Our Senior Executives.    The following is intended to be a summary of the IHS Group Inc. Offer Under the Non-Qualified Stock Option Plan

(Effective December 1, 1998) and the 2002 Non-Qualified Stock Option Plan of IHS Group Inc., as applicable to our senior executives, and does not describe all provisions of the offer.

          Offer.    On November 22, 2004, IHS Group Inc. offered to exchange all outstanding stock options to purchase shares of its Class A non-voting common stock that were granted to senior executives under IHS Group Inc.'s 1998 and 2002 non-qualified stock option plans and IHS Group Inc. shares previously acquired upon the exercise of such options. Our senior executives who were offered this opportunity include our named executive officers Charles A. Picasso, Jerre L. Stead, Stephen Green, Michael J. Sullivan and H. John Oechsle. The senior executives who accepted this offer received:

  •
  cash in the amount equal to the excess of $9.42 over the per share exercise price option for every IHS Group Inc. share underlying his or her outstanding option, vested or unvested, with an exercise price lower than $9.42 per share;

  •
  $9.42 in cash for every IHS Group Inc. share he or she previously acquired, upon the exercise of an option, and currently owns (which amount, to the extent applicable, was first applied to the repayment of the principal price of his or her loan in connection with his or her prior option exercise);

  •
  an additional $0.42 in cash for every IHS Group Inc. share he or she previously acquired and surrendered in order to satisfy his or her payroll tax withholding in connection with his or her prior exercise of an option; and

  •
  one restricted share of our Class A common stock for every three IHS Group Inc. shares underlying his or her outstanding options (or previously acquired upon the exercise of an option), regardless of whether such options were vested or unvested and regardless of their exercise price.

          An accepting senior executive was required to tender all of his or her outstanding options for the full number of IHS Group Inc. shares subject to those options and if he or she held any IHS Group Inc. shares previously acquired upon the exercise of an option, all of those IHS Group Inc. shares, on or before the expiration of the offer, which was December 23, 2004. A senior executive who accepted IHS Group Inc.'s offer was not required to be our employee or director to receive his or her cash. As a result of the offer, $4,765,830 in cash was paid out and 1,286,667 restricted shares of our Class A common stock were granted to 32 people. Accepting senior executives received their restricted shares and, if applicable, cash, following the expiration of the offer.

          Purpose of offer.    The purpose of the offer was to more closely align our programs with the incentive programs of public companies and to provide senior executives the opportunity to obtain an equity stake in us.

          Vesting of our restricted shares.    The restricted shares will vest in accordance with the following schedule:

  •
  one-third of the total number of restricted shares he or she received will vest on the 211th day following an initial public offering;

  •
  one-third of the total number of restricted company shares he or she received will vest on the first anniversary of an initial public offering;

  •
  the remaining number of restricted shares he or she received will vest on the second anniversary of an initial public offering; and

  •
  if, as of October 1, 2007, he or she continues to hold any restricted shares, all such restricted shares will vest as of such date.

          If the senior executive's employment terminates for any reason other than as a result of his or her death or "disability" (as defined in the plan), before all of his or her restricted shares vest, then unless our board of directors determines otherwise, he or she will forfeit his or her remaining unvested restricted shares. If the senior executive's employment terminates as a result of his or her death or disability before the vesting of any of his or her restricted shares, all of his or her restricted shares will vest as of the first day any of his or her restricted shares would have vested but for the termination of his or her employment. If the senior executive's employment with us terminates as a result of his or her death or disability after the vesting of any of his or her restricted shares, all of his or her remaining restricted shares will vest.

          Transferability of our shares.    Generally, a senior executive will not be able to sell, transfer, pledge, assign or otherwise alienate or hypothecate his or her restricted shares, unless our board of directors (or a committee thereof) permits their transfer. The two exceptions to this general rule are that a senior executive will be able to accomplish such transfers:

  •
  by will or by the laws of descent and distribution; or

  •
  to a member of a senior executive's immediate family or specified estate planning vehicles established by the senior executive.

          Following our initial public offering, subject to securities and other of our applicable laws and policies, a senior executive will be able to transfer his or her vested shares.

          If an initial public offering or "change in control" (as defined in the offer) has not occurred on or prior to October 1, 2007, the participant will have an opportunity to sell his or her shares to us (and we will have the opportunity to buy his or her shares).

          Change in control.    If we are acquired during the period between the date a senior executive received his or her restricted shares (and, if applicable, cash) and the date when his or her restricted shares vest, then the vesting of his or her restricted shares will be accelerated such that they will vest in full immediately prior to the closing of the acquisition transaction, and he or she will participate in the acquisition to the extent of, and in the same manner as, all of our other stockholders.

          In addition, if a change in control occurs prior to our initial public offering, then we have the exclusive right and option to require the senior executive to sell or otherwise transfer to the acquiring party(ies) effecting such change in control all, or a portion, of his or her or her shares, in each case for the same consideration per share, and on the same terms and conditions, as all other stockholders.

          Dividends.    To the extent dividends are paid on our shares while they remain restricted and subject to vesting, a senior executive will be credited with corresponding dividends. Such dividends will be subject to the same restrictions applicable to restricted shares.

          Offer to Exchange Options and Shares Held by Directors and Certain Employees.    The following is intended to be a summary of our 2004 Offer Under the Non-Qualified Stock Option Plan (Effective December 1, 1998) and the 2002 Non-Qualified Stock Option Plan of IHS Group Inc., as applicable to our employees (other than our senior executives) and directors, and does not describe all provisions of the plan.

          Offer.    On November 22, 2004, IHS Group Inc. offered to exchange all outstanding stock options to purchase shares of its Class A non-voting common stock that were granted to current employees and directors under IHS Group Inc.'s 1998 and 2002 non-qualified stock option plans and IHS Group Inc. shares previously acquired upon the exercise of such options. Robert R. Carpenter was offered the opportunity to participate in this offer under the terms described in "—Employment Contracts, Termination of Employment and Change In Control Arrangements—Robert R. Carpenter—Equity Compensation." The employees and directors who accepted this offer received:

  •
  cash in the amount equal to the excess of $9.42 over the per share exercise price option for every IHS Group Inc. share underlying his or her outstanding option, vested or unvested, with an exercise price lower than $9.42 per share;

  •
  $9.42 in cash for every IHS Group Inc. share he or she previously acquired, upon the exercise of an option, and currently owns (which amount, to the extent applicable, was first applied to the repayment of the principal price of his or her loan in connection with his or her prior option exercise);

  •
  an additional $0.42 in cash for every IHS Group Inc. share he or she previously acquired and surrendered in order to satisfy his or her payroll tax withholding in connection with his or her prior exercise of an option; and

  •
  one deferred stock unit representing one share of our Class A common stock for every three IHS Group Inc. shares underlying his or her outstanding options (or previously acquired upon the exercise of an option), regardless of whether such options were vested or unvested and regardless of their exercise price.

          An accepting employee or director was required to tender all of his or her outstanding options for the full number of IHS Group Inc. shares subject to those options and if he or she held any IHS Group Inc. shares previously acquired upon the exercise of an option, all of those IHS Group Inc. shares, on or before the expiration of the offer, which was December 23, 2004. A current employee or director who accepted IHS Group Inc.'s offer was not required to be our employee or director to receive his or her deferred stock units, shares or cash. As a result of the offer, $4,262,647 in cash was paid out and deferred stock units representing 1,301,801 shares of our Class A common stock were granted to 201 people.

          Purpose of offer.    The purpose of the offer was to more closely align our programs with the incentive programs of public companies and to provide current employees or directors the opportunity to obtain an equity stake in us.

          Deferred stock units and shares.    Participants received their deferred stock units and, if applicable, cash, as soon as reasonably practicable after the expiration of the offer. Our shares underlying those deferred stock units will be delivered to participants on October 17, 2005.

          Transferability.    Generally, a participant will not be able to sell, transfer, pledge, assign or otherwise alienate or hypothecate his or her deferred stock units, other than by will or by laws of descent and distribution, unless our board (or a committee thereof) permits their transfer.

          Following our initial public offering, subject to securities and other of our applicable laws and policies, or contractual obligations, a participant may transfer his or her deferred stock units.

          If an initial public offering or "change in control" (as defined in the offer) has not occurred on or prior to October 1, 2007, the participant will have an opportunity to sell his or her shares to us (and we will have the opportunity to buy his or her shares).

          Change in control.    If we are acquired during the period between the date the participant received his or her deferred stock units (and, if applicable, cash) and the date when he or she receives our shares underlying his or her deferred stock units, then the participant's right to receive such shares will be accelerated such that he or she will receive his or her shares immediately prior to the closing of the acquisition transaction (at which time his or her deferred stock units will be automatically cancelled), and he or she will participate in the acquisition to the extent of, and in the same manner as, all of our other stockholders.

          The delivery date of a participant's shares will accelerate only if such acceleration is permitted under regulations promulgated in connection with recently enacted legislation relating to deferred compensation. If such acceleration is not permitted, then on October 17, 2005, for each share underlying his or her deferred stock units, he or she will receive the same per share consideration received by our stockholders for each share in the acquisition (at which time his or her deferred stock units will be automatically cancelled).

PRINCIPAL AND SELLING STOCKHOLDERS

          The following table and accompanying footnotes set forth as of the date of this prospectus certain information regarding the beneficial ownership of our Class A common stock and Class B common stock:

  •
  immediately prior to the consummation of this offering; and

  •
  as adjusted to reflect the sale of the shares of our Class A common stock if the underwriters do not exercise their option to purchase additional shares, by:

•
each of the named executive officers and directors individually;

•
all executive officers and directors as a group; and

•
the selling stockholders.

          In accordance with the rules of the Securities and Exchange Commission, "beneficial ownership" includes voting or investment power with respect to securities. The percentage of beneficial ownership for the following table is based on                          shares of Class B common stock outstanding as of the date of this prospectus and after completion of this offering,                           shares of Class A common stock outstanding as of the date of this prospectus, and                          shares of Class A common stock outstanding after the completion of this offering. Unless otherwise noted below, the address for each listed stockholder, director or executive officer is: c/o IHS Inc., 15 Inverness Way East, Englewood, CO 80112. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Shares Beneficially Owned Prior to Offering
Shares Beneficially Owned After Offering
	Class A Common Stock Shares		Class B Common Stock Shares
						Shares of Class A Common Stock Being Offered	Class A Common Stock		Class B Common Stock
Name of Beneficial Owner					% Total Voting Power(1)						% Total Voting Power(1)
	Shares	%	Shares	%			Shares	%	Shares	%
Charles A. Picasso(2)						—
Jerre L. Stead(2)						—
Stephen Green(2)						—
Michael J. Sullivan(2)						—
H. John Oechsle(2)						—
Robert R. Carpenter						—
Randolph A. Weil						—
C. Michael Armstrong(2)						—
Roger Holtback(2)						—
Balakrishnan S. Iyer(2)						—
Michael Klein(2)						—
Richard W. Roedel(2)						—
Michael v. Staudt						—
All directors and executive officers as a group (16 persons)(3)						—
Selling Stockholders:
Urvanos Investments Limited (4)(5)
Urpasis Investments Limited (4)(5)

(1)
Percentage total voting power represents voting power with respect to all shares of our Class A and Class B common stock, as a single class. Each holder of Class B common stock is entitled to ten votes per share of Class B common stock and each holder of Class A common stock is entitled to one vote per share of Class A common stock on all matters submitted to our stockholders for a vote. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders, except as may otherwise be required by law.

  The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis. The Class B common stock will automatically be converted into Class A common stock upon the earlier of the occurrence of specified events or four years from the date of this offering.

(2)
These shares were granted as restricted shares under one of our equity compensation plans.

(3)
Does not include two of our named executive officers who are former executive officers.

(4)
Voting and investment decisions for the shares of our company have historically been made by TBG Holdings NV (TBG), a Netherlands-Antilles company which is the indirect sole owner of the selling stockholders. TBG is wholly-owned indirectly by The Thyssen-Bornemisza Continuity Trust (Trust), a Bermuda trust, which was created for the benefit of certain members of the Thyssen-Bornemisza family. The trustee of the Trust is Thybo Trustees Limited (Thybo), a Bermuda company. As trustee of the indirect sole stockholder of TBG, Thybo has the power to exercise significant influence over the management and affairs of TBG, including by electing or replacing TBG's board of directors. In addition, in certain circumstances, Thybo may be required to act with respect to TBG at the direction of Tornabuoni Limited (Tornabuoni), a Guernsey company, which is an oversight entity that was established at the time the Trust was created. The board of directors of Tornabuoni may only act by unanimous vote and one of its members is Georg Heinrich Thyssen-Bornemisza (a beneficiary of the Trust). Although Thybo has the power to exert influence over TBG, it has not done so in the past and is not required to do so, except in the case of fraud or as directed by Tornabuoni. In addition, while Tornabuoni has the power to direct Thybo to act with respect to TBG, Tornabuoni has not done so in the past. We have been advised by the current directors of each of Tornabuoni and Thybo that they have no intention at this time to exercise any power they may have to exert such influence with respect to TBG. Tornabuoni and Thybo disclaim any pecuniary interest in the shares held by the record holders. The address of both Urvanos Investments Limited and Urpasis Investments Limited is 17 Grigoriou Xenopoulou Street, P.O. Box 54425, Limassol, Cyprus. See "Risk Factors—We are controlled by an entity whose interests may differ from your interests."

(5)
If the underwriters exercise their option to purchase                          additional shares of Class A common stock in full, Urvanos Investments Limited will sell an additional                           shares of Class A common stock and Urpasis Investments Limited will sell an additional             shares of Class A common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship with Selling Stockholders

          After the offering,                           shares of our Class A common stock and all of our Class B common stock will be held by Urvanos Investments Limited, and                          shares of our Class A common stock will be held by Urpasis Investments Limited, assuming the underwriters do not exercise their option to purchase additional shares. We refer to Urvanos Investments Limited and Urpasis Investments Limited as the "selling stockholders."

          Our Class B common stock is entitled to ten votes per share and our Class A common stock, which is the stock we and the selling stockholders are selling in this offering, is entitled to one vote per share. We anticipate that upon the completion of this offering, the selling stockholders will own all of our Class B common stock and    % of our Class A common stock, representing approximately    % of the voting power of our outstanding capital stock in the aggregate (compared to       % of the overall economic interest). The Class B common stock will automatically be converted into Class A common stock upon the earlier of the occurrence of specified events or four years from the date of this offering. See "Description of Capital Stock—Common Stock—Conversion."

          Voting and investment decisions with respect to the shares of our company have historically been made by TBG Holdings NV (TBG), a Netherlands-Antilles company which is the indirect sole owner of the selling stockholders. As a result, TBG controls all matters requiring stockholder approval, including amendments to our certificate of incorporation, the election of directors and significant corporate transactions, such as potential mergers or other sales of our company or our assets. In addition, TBG could also influence our dividend policy. Jerre L. Stead, the chairman of our board of directors, is a member of the board of directors of TBG. Michael v. Staudt, an executive vice president of TBG, is a member of our board of directors. In addition, C. Michael Armstrong, Roger Holtback and Michael Klein, all members of our board of directors, are members of an advisory committee of TBG.

          TBG is wholly-owned indirectly by The Thyssen-Bornemisza Continuity Trust (Trust), a Bermuda trust, which was created for the benefit of certain members of the Thyssen-Bornemisza family. The trustee of the Trust is Thybo Trustees Limited (Thybo), a Bermuda company. As trustee of the indirect sole stockholder of TBG, Thybo has the power to exercise significant influence over the management and affairs of TBG, including by electing or replacing TBG's board of directors. In addition, in certain circumstances, Thybo may be required to act with respect to TBG at the direction of Tornabuoni Limited (Tornabuoni), a Guernsey company, which is an oversight entity that was established at the time the Trust was created. The board of directors of Tornabuoni may only act by unanimous vote and one of its members is Georg Heinrich Thyssen-Bornemisza (a beneficiary of the Trust). Although Thybo has the power to exert influence over TBG, it has not done so in the past and is not required to do so, except in the case of fraud or as directed by Tornabuoni. In addition, while Tornabuoni has the power to direct Thybo to act with respect to TBG, Tornabuoni has not done so in the past. We have been advised by the current directors of each of Tornabuoni and Thybo that they have no intention at this time to exercise any power they may have to exert such influence with respect to TBG.

          In addition, there are ongoing discussions among Thybo and the beneficiaries of the Trust with a view to reorganizing the Trust at some point after the completion of this offering. It is contemplated that if such a reorganization were to take place, separate trusts for the beneficiaries would be created, with the trust created for the benefit of Georg Heinrich Thyssen-Bornemisza and his immediate family becoming the sole indirect owner of TBG, which in turn will remain the sole indirect owner of Urvanos Investments Limited, which holds shares of our Class A common stock and all of our Class B common stock. The trusts created for the benefit of the other beneficiaries and their immediate families would become owners, directly or indirectly, of the shares of Class A Common Stock then held by Urpasis Investments Limited.

          Should this reorganization occur, TBG will continue to have the power to exercise significant influence over our management and affairs and over all matters requiring stockholder approval in the same manner as it currently does. In addition, Georg Heinrich Thyssen-Bornemisza (who is the chairman of the board of directors of TBG), along with the trustees of a new trust for his benefit, would have the power to exert significant influence over the management and affairs of TBG, including through electing or replacing members of the TBG board of directors. Georg Heinrich Thyssen-Bornemisza and these trustees may have interests that conflict with yours.

Investments in Related Parties

          In September 2004, we sold our investment in the preferred stock of TriPoint Global Communications, Inc. for $94.2 million, which resulted in a pretax gain of $26.6 million. At the time, a subsidiary of TBG owned 80% of the common stock of TriPoint.

          In October 2004, we distributed a $6.1 million dividend to a subsidiary of TBG. The dividend consisted of a preferred stock investment in Extruded Metals, Inc. with a fair value of approximately $4.3 million and $1.8 million in cash. At the time, TBG owned all of the common stock of Extruded Metals.

Registration Rights Agreement

          We have entered into an agreement that provides registration rights to Urpasis Investments Limited and Urvanos Investments Limited and their permitted transferees (collectively, "holders"), who will hold an aggregate of    shares of our Class A common stock and all of our shares of Class B common stock after the offering. Set forth below is a summary of these registration rights.

Demand Registration Rights

          At any time on or after the first anniversary of our initial public offering, upon the written request of a holder, we will be required to use our best efforts to effect, as expeditiously as possible, the registration of all or a portion of their Class A common stock, provided that the aggregate proceeds of the offering is expected to equal or exceed $50 million. Urpasis and Urvanos and their permitted transferees will be entitled to a total of six and two demand registrations, respectively. However, we will not be required to effect more than one demand registration within any twelve month period, and we will have the right to preempt any demand registration with a primary registration, in which case the holders will have their incidental registration rights as described below. We will pay all expenses in connection with any registration of shares on behalf of the holders, except that the holders will pay the underwriting discount.

Incidental Registration Rights

          Under the agreement, the holders have the right to request that their shares be included in any registration of our Class A common stock other than registrations on Form S-8 or S-4, registrations for our own account pursuant to Rule 415, or in compensation or acquisition-related registrations. In addition, the underwriters may, for marketing reasons, cut back all or a part of the shares requested to be registered and we have the right to terminate any registration we initiated prior to its effectiveness regardless of any request for inclusion by the holders.

Holdback Agreements

          Urpasis and Urvanos have agreed that they and their permitted transferees will not, until the first anniversary following our initial public offering (except as part of the initial public offering), directly or indirectly offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Class A common stock, or any options or warrants to purchase any shares of Class A common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A common stock, whether now owned or later acquired.

          The registration rights agreement contains the full legal text of the matters discussed above. We will file this agreement with the SEC as part of our registration statement of which this prospectus forms a part. See "Where You Can Find More Information" for more information on how to obtain a copy of this agreement.

DESCRIPTION OF CAPITAL STOCK

General Matters

          The following description of our capital stock and the relevant provisions of our certificate of incorporation and bylaws are summaries thereof and are qualified by reference to our certificate of incorporation and bylaws, copies of which have been filed with the U.S. Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part, and applicable law.

          Our authorized capital stock consists of 80,000,000 shares of Class A common stock, $0.01 par value, 13,750,000 shares of Class B common stock, $0.01 par value, and     million shares of preferred stock, $    par value per share.

Common Stock

          Voting Rights.    The holders of our Class A common stock and Class B common stock have identical rights, except that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share on all matters to be voted upon by the stockholders. Our certificate of incorporation provides that, so long as the Class B common stock is outstanding, no person or entity is permitted to vote more than 79.9% of the total combined voting power of all classes of stock entitled to vote. We have not provided for cumulative voting for the election of directors in our certificate of incorporation.

          Dividend Rights.    Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Class A common stock and Class B common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See "Dividend Policy." In the event a dividend is paid in the form of shares of common stock or rights to acquire common stock, the holders of Class A common stock shall receive Class A common stock, or rights to acquire Class A common stock, as the case may be, and the holders of Class B common stock shall receive Class B common stock, or rights to acquire Class B common stock, as the case may be.

          Conversion.    Our Class A common stock is not convertible into any other shares of our capital stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock shall convert automatically, without any action by the holder, into one share of Class A common stock upon the earlier of:

  •
  any transfer, whether or not for value, except for:

  •
  transfers to any trust, so long as (a) such trust is the sole owner, directly or indirectly, of TBG; and (b) the principal beneficiary of such trust is Georg Heinrich Thyssen-Bornemisza; and

  •
  transfers to any corporate entities, partnerships or other similar entities, so long as the Thyssen-Bornemisza Continuity Trust or any trust described in the preceding bullet directly or indirectly own such entities;

  •
  the death of Georg Heinrich Thyssen-Bornemisza;

  •
  the fourth anniversary date of the closing of this offering; and

  •
  the date on which holders of Class B common stock do not own at least 22% of the aggregate number of shares of Class A common stock and Class B common stock then outstanding, as determined by our board of directors.

          Once transferred and converted into Class A common stock, the Class B common stock shall not be reissued. No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.

          Liquidation Rights.    In the event of liquidation, dissolution or winding up, the holders of Class A common stock and Class B common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

          Other Matters.    The Class A common stock and Class B common stock have no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of Class A common stock and Class B common stock are fully paid and non-assessable, and the shares of Class A common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

          The board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without any vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control and may adversely affect the voting, dividend and other rights of the holders of common stock.

          At the closing of this offering, no shares of our preferred stock will be outstanding and, other than shares of our preferred stock that may become issuable pursuant to our rights agreement, we have no present plans to issue any shares of our preferred stock. See "—Rights Plan."

          As of the completion of this offering,             shares of our series A junior participating preferred stock will be reserved for issuance upon exercise of our preferred share purchase rights.

Registration Rights

          Certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. See "Certain Relationships and Related Transactions—Registration Rights Agreement."

Anti-Takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

          Delaware law, our certificate of incorporation and our bylaws contain certain provisions, which are summarized below, that:

  •
  are expected to discourage coercive takeover practices and inadequate takeover bids;

  •
  are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors;

  •
  could have the effect of delaying, deferring or discouraging another party from acquiring control of us;

  •
  could inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts;

  •
  could prevent changes in our management; and

  •
  could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

          Dual Class Structure.    As discussed above, our Class B common stock has ten votes per share, while our Class A common stock, which is the class of stock we are selling in this offering and which will be the only class which is publicly traded, has one vote per share. After the offering and assuming that the underwriters option to purchase additional shares has not been exercised, all of our Class B common stock and    % of our Class A common stock, representing    % of the voting power of our outstanding capital stock, will be controlled by the selling stockholders. Because of our dual class structure, the indirect sole owner of the selling stockholders, TBG, will continue to be able to control all matters submitted to our stockholders for approval even if they come to own significantly less than 50% of the shares of our outstanding common stock. See "Certain Relationships and Related Transactions—Relationship with the Selling Stockholders." This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial to them.

          Classified Board.    Our certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation and bylaws will provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board but must consist of not less than three or more than fifteen directors.

          Removal of Directors; Vacancies.    Under the Delaware General Corporation Law (the "DGCL"), unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our certificate of incorporation and bylaws will provide that directors may be removed only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the votes of the outstanding shares of our common stock entitled to be cast in the election of directors. In addition, our certificate of incorporation will provide that any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors even if the number of directors voting would not constitute a quorum.

          Supermajority Provisions.    The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation's certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation will provide that the following provisions in the certificate of incorporation may be amended only by a vote of 66 2/3% or more of all of the votes of the outstanding shares of our common stock entitled to be cast:

  •
  classified board (the election and term of our directors);

  •
  the removal of directors and the filling of vacancies on our board of directors;

  •
  the prohibition on stockholder action by written consent;

  •
  the ability to call a special meeting of stockholders being vested solely in the chairman of our board of directors or our president or corporate secretary acting at the direction of our board of directors;

  •
  the ability of our board of directors to amend and repeal our bylaws without a stockholder vote; and

  •
  the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

          In addition, our certificate of incorporation will grant our board of directors the authority to amend our bylaws without a stockholder vote in any manner that is consistent with the laws of the State of Delaware and our certificate of incorporation. Our certificate of incorporation will also provide that the following provisions in our bylaws may be amended only by a vote of 66 2/3% or more of all of the votes of the outstanding shares of our common stock entitled to be cast:

  •
  the ability to call a special meeting of stockholders being vested solely in the chairman of our board of directors or our president or secretary acting at the direction of our board of directors;

  •
  the advance notice requirements for stockholder proposals and director nominations;

  •
  the election and term of our directors;

  •
  the removal of directors and the filling of vacancies on our board of directors; and

  •
  the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

          Authorized but Unissued Capital Stock.    The DGCL does not require stockholder approval for any issuance of authorized shares. In addition, the listing requirements of the New York Stock Exchange, which will apply so long as our Class A common stock is listed on the New York Stock Exchange, only require stockholder approval of certain issuances that equal or exceed 20% of the then-outstanding voting power or then-outstanding number of shares of common stock (or, in the case of certain related-party and other transactions, 1% or 5% of the then-outstanding voting power or then-outstanding number of shares of common stock).

          The ability to issue authorized but unissued capital stock could enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of stock at prices higher than prevailing market prices.

          Undesignated Preferred Stock.    The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

          Limits on Written Consent and Special Meetings.    Our certificate of incorporation prohibits stockholders action by written consent. It also provides that special meetings of our stockholders may be called only by the chairman of our board of directors or by our president or corporate secretary at the direction of our board of directors.

          Advance Notice Requirements for Nominations.    Our bylaws contain advance notice procedures with regard to stockholder proposals related to the nomination of candidates for election as directors. These procedures provide that notice of stockholder proposals related to stockholder nominations for the election of directors must be received by our corporate secretary, in the case of an annual meeting, no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, if the annual meeting is called for a date that is more than 30 days before or more than 70 days after that anniversary date, notice by the stockholder in order to be timely must be received not earlier than the close of business on the 120th day prior to such annual meeting or not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement is first made by us of the date of such meeting. With respect to our annual meeting of stockholders to be held in 2006, notice by the stockholder must be delivered no later than the close of business on                          , nor earlier than the close of business on                          . If the number of directors to be elected to our board of directors at an annual meeting is increased and there is no public announcement by us naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be considered timely, but only with respect to nominees for the additional directorships, if it is delivered to our corporate secretary not later than the close of business on the tenth day following the day on which such public announcement is first made by us.

          Stockholder nominations for the election of directors at a special meeting must be received by our corporate secretary no earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of such special meeting and of the nominees proposed by our board of directors to be elected at such meeting.

          A stockholder's notice to our corporate secretary must be in proper written form and must set forth information related to the stockholder giving the notice and the beneficial owner (if any) on whose behalf the nomination is made, including:

  •
  the name and record address of the stockholder and the beneficial owner;

  •
  the class and number of shares of our capital stock which are owned beneficially and of record by the stockholder and the beneficial owner;

  •
  a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring the nomination before the meeting; and

  •
  a representation as to whether the stockholder or the beneficial owner intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding capital stock required to elect the nominee, or otherwise to solicit proxies from stockholders in support of such nomination.

          As to each person whom the stockholder proposes to nominate for election as a director, the notice must include:

  •
  all information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Securities Exchange Act of 1934; and

  •
  the nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

          Advance Notice of Stockholder Proposals.    Our bylaws also contain advance notice procedures with regard to stockholder proposals not related to director nominations. These notice procedures, in the case of an annual meeting of stockholders, are the same as the notice requirements for stockholder proposals related to director nominations discussed above insofar as they relate to the timing of receipt of notice by our corporate secretary.

          A stockholder's notice to our corporate secretary must be in proper written form and must set forth, as to each matter the stockholder and the beneficial owner (if any) proposes to bring before the meeting:

  •
  a description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend our bylaws, the language of the proposed amendment), the reasons for conducting the business at the meeting and any material interest in such business of such stockholder and beneficial owner on whose behalf the proposal is made;

  •
  the name and record address of the stockholder and beneficial owner;

  •
  the class and number of shares of our capital stock which are owned beneficially and of record by the stockholder and the beneficial owner;

  •
  a representation that the stockholder is a holder of record of our stock entitled to vote at the meeting and that the stockholder intends to appear in person or by proxy at the meeting to propose such business; and

  •
  a representation as to whether the stockholder or the beneficial owner intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding capital stock required to approve or adopt the business proposal, or otherwise to solicit proxies from stockholders in support of such proposal.

          Limitations on Liability and Indemnification Matters.    The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for actions taken as a director, except for liability:

  •
  for breach of duty of loyalty;

  •
  for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

  •
  under Section 174 of the DGCL (unlawful dividends); or

  •
  for transactions from which the director derived improper personal benefit.

          Our certificate of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

          The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers.

          There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

          Rights Plan.    Our board of directors will adopt a rights agreement prior to this offering. Pursuant to our rights agreement, one preferred share purchase right will be issued for each outstanding share of our common stock. Our rights being issued are subject to the terms of our rights agreement.

          Our board of directors will adopt our rights agreement to protect our stockholders from coercive or otherwise unfair takeover tactics. In general terms, our rights agreement works by imposing a significant penalty upon any person or group that acquires 15% or more of our outstanding common stock without the approval of our board of directors.

          We provide the following summary description below. However, this description is only a summary, is not complete, and should be read together with our entire rights agreement, which has been publicly filed with the Securities and Exchange Commission as an exhibit to the registration statement of which this prospectus is a part.

          Our board of directors has authorized the issuance of one right for each share of our common stock outstanding on the date this offering is completed.

          Our rights initially trade with, and are inseparable from, our common stock. Our rights are evidenced only by certificates that represent shares of our common stock. New rights will accompany any new shares of common stock we issue after the date this offering is completed until the date on which the rights are distributed as described below.

          Each of our rights will allow its holder to purchase from us one one-hundredth of a share of our series A junior participating preferred stock for $                         , once the rights become exercisable. Prior to exercise, our right does not give its holder any dividend, voting or liquidation rights.

          Our rights will not be exercisable until:

  •
  ten days after the public announcement that a person or group has become an "acquiring person" by obtaining beneficial ownership of 15% or more of our outstanding common stock or, if earlier,

  •
  ten business days (or a later date determined by our board of directors before any person or group becomes an acquiring person) after a person or group begins a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person.

          In light of the selling stockholders' substantial ownership position, our rights agreement contains provisions excluding these stockholders and their permitted transferees from the operation of the adverse terms of our rights agreement.

          Until the date our rights become exercisable, our common stock certificates also evidence our rights, and any transfer of shares of our common stock constitutes a transfer of our rights. After that date, our rights will separate from our common stock and be evidenced by book-entry credits or by rights certificates that we will mail to all eligible holders of our common stock. Any of our rights held by an acquiring person are void and may not be exercised.

          If a person or group becomes an acquiring person, all holders of our rights except the acquiring person may, for the then applicable exercise price, purchase shares of our Class A common stock with a market value of twice the then applicable exercise price, based on the market price of our Class A common stock prior to such acquisition.

          If we are later acquired in a merger or similar transaction after the date our rights become exercisable, all holders of our rights except the acquiring person may, for the then applicable exercise price, purchase shares of the acquiring corporation with a market value of twice the then applicable exercise price, based on the market price of the acquiring corporation's stock prior to such merger.

          Each one one-hundredth of a share of our series A junior participating preferred stock, if issued:

  •
  will not be redeemable;

  •
  will entitle holders to quarterly dividend payments of an amount equal to the dividend paid on one share of our Class A common stock;

  •
  will entitle holders upon liquidation either to receive an amount equal to the payment made on one share of our Class A common stock;

  •
  will have the same voting power as one share of our Class A common stock; and

  •
  if shares of our Class A common stock are exchanged via merger, consolidation or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of our Class A common stock.

          The value of one one-hundredth interest in a share of our preferred stock purchasable upon exercise of each right should approximate the value of one share of our Class A common stock. Our rights will expire on the tenth anniversary of the completion of this offering.

          Our board of directors may redeem our rights for $0.01 per right at any time before any person or group becomes an acquiring person. If our board of directors redeems any of our rights, it must redeem all of our rights. Once our rights are redeemed, the only right of the holders of our rights will be to receive the redemption price of $0.01 per right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

          After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of our outstanding common stock, our board of directors may extinguish our rights by exchanging one share of our common stock or an equivalent security for each right, other than rights held by the acquiring person.

          Our board of directors may adjust the purchase price of our preferred stock, the number of shares of our preferred stock issuable and the number of our outstanding rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of our preferred stock or common stock. No adjustments to the purchase price of our preferred stock of less than 1% will be made.

          The terms of our rights agreement may be amended by our board of directors without the consent of the holders of our rights. After a person or group becomes an acquiring person, our board of directors may not amend the agreement in a way that adversely affects holders of our rights.

          Delaware Anti-Takeover Statute.    We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at the time of or after the approval by the board of directors and the authorization at an annual or special meeting of stockholders of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

          A business combination generally includes a merger, asset or stock sale, or other transaction with an interested stockholder. An interested stockholder is generally a person who, together with its affiliates and associates, owns or, in the case of affiliates or associates of the corporation, owned

15% or more of a corporation's outstanding voting securities within three years prior to the determination of interested stockholder status.

Listing

          Application will be made to list the Class A common stock on the New York Stock Exchange under the symbol "IHS."

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock will be                          .

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

          Upon completion of this offering, we will have    shares of Class B common stock outstanding, and    shares of Class A common stock outstanding. Of these shares, the    Class A common stock shares, or    Class A common stock shares (if the underwriters exercise in full their option to purchase additional shares), sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining    shares of Class A common stock and    shares of Class B common stock are "restricted shares" as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual lock-up periods described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.
After October 17, 2005.
After 180 days from the date of this prospectus, unless the lock-up period is extended as described below and in "Underwriting" (subject, in some cases, to Rule 144 volume limitations).
One year from the date of this prospectus.

Rule 144

          In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of Class A common stock, which will equal approximately    shares immediately after this offering, or the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our Class A common stock, the personal circumstances of the stockholder and other factors.

Rule 144(k)

          Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 that were purchased from us, or any affiliate, at least two years previously, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements described above. For so long as the selling stockholders continue to control us, they will be deemed to be our affiliates under Rule 144(k) and may not rely on the exemption from registration under Rule 144(k).

Rule 701

          In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

          The Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below under Lock-up Agreements, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

          Upon the one year anniversary of this offering, the selling stockholders will be entitled to various rights with respect to the registration of their shares of common stock under the Securities Act. See "Certain Relationships and Related Transactions—Registration Rights Agreement."

Equity Compensation Awards

          We have not granted any stock options to purchase shares of our Class A common stock. Deferred stock units representing 1,301,801 shares of our Class A common stock were granted on December 23, 2004 to our current employees and directors who accepted the offer by IHS Group Inc. to exchange all outstanding stock options to purchase shares of its Class A non-voting common stock and IHS Group Inc. shares previously acquired upon the exercise of such options. See "Management—Equity Compensation Plans—Offer to Exchange Options and Shares Held by Directors and Certain Employees." An additional                   shares of Class A common stock will be available for future equity compensation awards under our 2004 Long-Term Incentive Plan.

          Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of our Class A common stock issuable pursuant to our 2004 Long-Term Incentive Plan and the 2004 Offer Under the Non-Qualified Stock Option Plan (Effective December 1, 1998) and the 2002 Non-Qualified Stock Option Plan of IHS Group Inc. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-Up Agreements

          The selling stockholders have agreed with us not to sell or otherwise dispose of any of their shares of common stock for a period of one year following this offering. In addition we, our executive officers and directors and holders of substantially all of our common stock have agreed with the underwriters not to dispose of or hedge any of their Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Citigroup Global Markets Inc. or in other limited circumstances. Our agreement does not apply to any shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock issued pursuant to any existing employee benefit plans.

          The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period IHS issues an earnings release or announces material news or a material event; or

  •
  prior to the expiration of the 180-day restricted period, IHS announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF COMMON STOCK

          The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a "non-U.S. holder." This discussion does not apply to persons owning, or who have owned, more than 5% of our common stock. A "non-U.S. holder" is a person or entity that, for U.S. federal income tax purposes, is a:

  •
  non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

  •
  foreign corporation, or

  •
  foreign estate or trust.

          A "non-U.S. holder" does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange, or other disposition of common stock.

          This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), and administrative pronouncements, judicial decisions and final, temporary, and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local, or foreign jurisdiction.

Dividends

          As discussed under "Dividend Policy" above, we do not currently expect to pay dividends. In the event that we do pay dividends, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

          The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

          A non-U.S. holder generally will not be subject to U.S. federal income tax (including the "branch profits tax") on gain realized on a sale or other disposition of common stock unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

  •
  we are or have been a U.S. real property holding corporation, at any time within the five-year period preceding the disposition or the non-U.S. holder's holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding

          Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. You may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

          An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

          IHS, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Citigroup Global Markets Inc. are acting as joint book-running managers for the offering, Morgan Stanley & Co. Incorporated is acting as joint lead manager for the offering and, together with UBS Securities LLC, KeyBanc Capital Markets, A Division of McDonald Investments Inc., and Piper Jaffray & Co., are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Citigroup Global Markets Inc.
Morgan Stanley & Co. Incorporated
UBS Securities LLC
KeyBanc Capital Markets, A Division of McDonald Investments Inc.
Piper Jaffray & Co.

Total

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional             shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by IHS and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase             additional shares.

Paid by IHS

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                        per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $                        per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

          IHS and its executive officers and directors and holders of substantially all of the common stock of IHS have agreed with the underwriters not to dispose of or hedge any of their Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Citigroup Global Markets Inc. or in other limited circumstances. IHS's agreement does not apply to any shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock issued pursuant to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

          The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period, IHS issues an earnings release or announces material news or a material event; or

  •
  prior to the expiration of the 180-day restricted period, IHS announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

          Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among IHS, the selling stockholders and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be IHS's historical performance, estimates of the business potential and earnings prospects of IHS, an assessment of IHS's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          Application will be made to list the Class A common stock on the New York Stock Exchange under the symbol "IHS." In order to meet one of the requirements for listing the Class A common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

          In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of IHS's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

          Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing of the offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to IHS; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

          The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

          The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

          Each underwriter has acknowledged and agreed that the shares have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

          IHS and the selling stockholders estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $                    . IHS has agreed that it will pay all expenses of the offering on behalf of itself and the selling stockholders, except that the selling stockholders will pay the underwriting discount with respect to the shares to be sold by them in this offering.

          IHS and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for IHS for which they received or will receive customary fees and expenses. C. Michael Armstrong, who is on the board of directors of Citigroup Inc., an affiliate of Citigroup Global Markets Inc., and Michael Klein, who is Chief Executive Officer of Global Banking for Citigroup Inc. and Vice Chairman of Citigroup International PLC, an affiliate of Citigroup Global Markets Inc., serve on the board of directors of IHS. In addition, KeyBank National Association, an affiliate of KeyBanc Capital Markets, A Division of McDonald Investments Inc., is the lead arranger, sole book runner, administrative agent and a lender under IHS's credit facility.

VALIDITY OF CLASS A COMMON STOCK

          The validity of the shares of Class A common stock offered hereby will be passed upon for us by Davis Polk & Wardwell, New York, New York, and for the underwriters by Sullivan & Cromwell LLP, Washington, D.C.

EXPERTS

          The consolidated financial statements of IHS Inc. at November 30, 2003 and 2004, and for each of the three years in the period ended November 30, 2004, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its Class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. The registration statement, including the exhibits and schedules thereto, are also available for reading and copying at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

          As a result of the offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at www.ihs.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of IHS Inc.

We have audited the accompanying consolidated balance sheets of IHS Inc. as of November 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended November 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IHS Inc. at November 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 30, 2004, in conformity with U.S. generally accepted accounting principles.

                      /s/ Ernst & Young LLP

Denver, Colorado
January 17, 2005

IHS INC.

CONSOLIDATED BALANCE SHEETS

	As of November 30,
	2003	2004
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$24,051	$124,452
Accounts receivable, net	107,474	117,873
Deferred subscription costs	15,209	25,727
Deferred income taxes	3,774	12,173
Assets held for sale	8,707	—
Other	8,274	11,625

Total current assets	167,489	291,850
Non-current assets:
Property and equipment, net	49,977	49,591
Intangible assets, net	2,958	26,821
Goodwill, net	229,418	301,880
Preferred stock investments in related parties	71,850	—
Prepaid pension asset	96,835	81,242
Other	1,586	1,260

Total non-current assets	452,624	460,794

Total assets	$620,113	$752,644

Liabilities and stockholders' equity
Current liabilities:
Short-term capital leases	$68	$48
Accounts payable	53,459	39,516
Accrued expenses	45,770	83,438
Income tax payable	8,702	9,114
Deferred subscription revenue	98,444	140,120
Other current liabilities	2,428	—

Total current liabilities	208,871	272,236
Long-term debt and capital leases	725	607
Accrued pension liability	3,855	7,531
Accrued post-retirement benefits	31,458	18,740
Deferred income taxes	13,237	11,533
Other liabilities	317	8,065
Minority interests	885	1,209
Stockholders' equity:
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding at November 30, 2003	1	—
Class A common stock, $0.01 par value per share, 80,000,000 shares authorized, 41,250,000 issued and outstanding at November 30, 2004	—	413
Class B common stock, $0.01 par value per share, 13,750,000 shares authorized, issued and outstanding at November 30, 2004	—	138
Class C common stock, $1.00 par value per share, 1,000 shares authorized, issued and held in treasury at November 30, 2004	—	—
Additional paid-in capital	122,850	133,972
Retained earnings	252,725	301,887
Accumulated other comprehensive loss	(14,811)	(3,687)

Total stockholders' equity	360,765	432,723

Total liabilities and stockholders' equity	$620,113	$752,644

See accompanying notes.

IHS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended November 30,
	2002	2003	2004
	(In thousands, except per share amounts)
Revenue	$338,911	$345,840	$394,551
Operating expenses:
Cost of revenue	165,168	160,949	182,206
Selling, general and administrative	117,837	119,986	137,821
Depreciation and amortization	9,352	8,943	10,142
Compensation expense related to equity awards (Note 12)	—	—	21,805
Gain on sales of assets, net	(2,660)	(245)	(5,532)
Impairment of assets	8,556	567	1,972
Recovery of investment	(1,598)	—	—
Net periodic pension and post-retirement benefits	(10,866)	(8,558)	(5,791)
Earnings in unconsolidated subsidiaries	(2,934)	(3,196)	(437)
Other expense (income), net	(1,062)	1,105	2,672

Total operating expenses	281,793	279,551	344,858

Operating income	57,118	66,289	49,693
Impairment of investment in affiliate	(7,900)	—	—
Gain on sale of investment in affiliate (Note 2)	—	—	26,601
Interest income	1,043	1,359	1,140
Interest expense	(3,535)	(1,104)	(450)

Non-operating income (expense), net	(10,392)	255	27,291

Income before income taxes and minority interests	46,726	66,544	76,984
Provision for income taxes	(16,775)	(23,935)	(15,395)

Income before minority interests	29,951	42,609	61,589
Minority interests	(23)	(46)	(275)

Net income	$29,928	$42,563	$61,314

Earnings per share:
Basic and diluted	$29,928	$42,563	$34

Weighted average shares:
Basic and diluted (Note 19)	1	1	1,806

See accompanying notes.

IHS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock: $1 Par Value; 1,000 Shares Authorized, Issued and Outstanding	Class A Common Stock: $0.01 Par Value; 80,000,000 Shares Authorized, 41,250,000 Shares Issued and Outstanding	Class B Common Stock: $0.01 Par Value; 13,750,000 Shares Authorized, Issued and Outstanding	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	(In thousands)
Balance at November 30, 2001	$1	$—	$—	$122,850	$180,234	$(30,764)	$272,321
Net income	—	—	—	—	29,928	—	29,928
Foreign currency translation adjustments	—	—	—	—	—	4,326	4,326
Minimum pension liability adjustment, net of tax	—	—	—	—	—	(2,010)	(2,010)

Comprehensive income, net of tax							32,244

Balance at November 30, 2002	1	—	—	122,850	210,162	(28,448)	304,565
Net income	—	—	—	—	42,563	—	42,563
Foreign currency translation adjustments	—	—	—	—	—	14,850	14,850
Minimum pension liability adjustment, net of tax	—	—	—	—	—	(1,213)	(1,213)

Comprehensive income, net of tax							56,200

Balance at November 30, 2003	1	—	—	122,850	252,725	(14,811)	360,765
Effect of pension plan spin-off	—	—	—	—	(6,009)	—	(6,009)
Equity awards	—	—	—	11,672	—	—	11,672
Cash dividend	—	—	—	—	(1,843)	—	(1,843)
Distribution of preferred stock	—	—	—	—	(4,300)	—	(4,300)
Recapitalization	(1)	413	138	(550)	—	—	—
Net income	—	—	—	—	61,314	—	61,314
Foreign currency translation adjustments	—	—	—	—	—	13,268	13,268
Minimum pension liability adjustment, net of tax	—	—	—	—	—	(2,144)	(2,144)

Comprehensive income, net of tax							72,438

Balance at November 30, 2004	$—	$413	$138	$133,972	$301,887	$(3,687)	$432,723

See accompanying notes.

IHS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended November 30,
	2002	2003	2004
	(In thousands)
Operating activities
Net income	$29,928	$42,563	$61,314
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	9,352	8,943	10,142
Compensation expense related to equity awards (non-cash portion)	—	—	11,872
Gain on sales of assets, net	(2,660)	(245)	(5,532)
Gain on sale of investment in affiliate	—	—	(26,601)
Recovery of investment	(1,598)	—	—
Impairment of assets	8,556	567	1,972
Impairment of investment in affiliate	7,900	—	—
Net periodic pension and post-retirement benefits	(10,866)	(8,558)	(5,791)
Minority interests	23	46	275
Deferred income taxes	17,791	7,165	(1,424)
Change in assets and liabilities:
Accounts receivable, net	15,605	(1,205)	4,557
Other current assets	(2,622)	1,013	(11,755)
Accounts payable	383	4,005	(15,208)
Accrued expenses	6,755	(8,654)	25,972
Income taxes	(7,544)	10,929	1,035
Deferred subscription revenue	4,034	3,576	16,152
Other liabilities	(302)	—	—

Net cash provided by operating activities	74,735	60,145	66,980
Investing activities
Capital expenditures on property and equipment	(6,763)	(4,123)	(4,444)
Change in other assets	(548)	1,412	4,485
Acquisitions of businesses, net of cash acquired	—	(2,224)	(70,331)
Proceeds from sales of assets and investment in affiliate	4,652	—	104,893

Net cash provided by (used in) investing activities	(2,659)	(4,935)	34,603
Financing activities
Net payments on debt	(71,265)	(44,153)	(157)
Cash dividends	—	—	(1,843)

Net cash used in financing activities	(71,265)	(44,153)	(2,000)

Net increase in cash and cash equivalents	811	11,057	99,583
Foreign exchange impact on cash balance	678	1,053	818
Cash and cash equivalents at the beginning of the year	10,452	11,941	24,051

Cash and cash equivalents at the end of the year	$11,941	$24,051	$124,452

See accompanying notes.

IHS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of Business and Significant Accounting Policies

        IHS Inc. ("IHS," "we," "our," or "us") is a Delaware corporation wholly owned by Urpasis Investments Limited and Urvanos Investments Limited, Cyprus limited liability companies. We are one of the leading global providers of critical technical information, decision-support tools and services to customers in the energy, defense, aerospace, construction, electronics, and automotive industries.

        We manage our business through two reportable segments: Energy and Engineering. Our Energy segment develops and delivers critical oil and gas industry data on exploration, development, production, and transportation activities to major global energy producers and national and independent oil companies. Our Energy segment also provides decision-support tools and operational, research, and strategic advisory services to these customers, as well as to utilities and transportation, petrochemical, coal, and power companies. Our Engineering segment provides solutions incorporating technical specifications and standards, regulations, parts data, design guides, and other information to customers in its targeted industries. We maintain an international sales and service network of subsidiaries and distributors.

  Fiscal Year End

        Our fiscal years end on November 30 of each year. References herein to individual years mean the year ended November 30. For example, 2002 means the year ended November 30, 2002.

  Consolidation Policy

        The consolidated financial statements include the accounts of all wholly owned and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  Revenue Recognition

        Revenue is recognized when the following four criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable.

  Sales of critical information and decision-support tools

        The majority of our revenue is derived from the sale of subscriptions to our critical information, which is recognized ratably as delivered over the subscription period. Incremental costs that are directly related to the subscription revenue are generally deferred and amortized to cost of revenue over the subscription period.

        We do not defer the revenue for the limited number of sales of subscriptions in which we have no continuing responsibility to maintain and update the underlying database. We recognize this revenue upon the sale of these subscriptions and delivery of the information and tools. For a limited number of our offerings, we serve as a sales agent for third parties. We recognize revenue from these sales in accordance with Emerging Issues Task Force 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent.

        Revenue is recognized upon delivery for non-subscription-based sales.

  Multiple-element arrangements

        In our business, multiple-element arrangements refer to contracts with separate fees for decision-support tools, maintenance, and related services. If the four criteria of revenue recognition are met, license fees are recognized ratably over the license period as long as there is an associated licensing period or a future obligation. Otherwise, revenue is recognized upon delivery. Certain contracts specify separate fees for decision-support tools and ongoing fees for maintenance and other support. If sufficient vendor-specific objective evidence of the fair value of each element of the arrangement exists, the elements of the contract are unbundled and the revenue for each element is recognized as appropriate.

  Services

        Revenue related to services performed under time- and material-based contracts is recognized in the period performed at the rate specified in the contract. Revenue associated with fixed price contracts is recognized upon completion of each specified performance obligation under the terms of the contract. If the contract includes acceptance contingencies, revenue is recognized in the period in which we receive documentation of acceptance from the customer.

  Cash and Cash Equivalents

        We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

  Property and Equipment

        Land, buildings and improvements, machinery and equipment are stated at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	7 to 30 years
Machinery and equipment	2 to 10 years

        Leasehold improvements are depreciated over their estimated useful life, or the life of the lease, whichever is shorter. Maintenance, repairs and renewals of a minor nature are expensed as incurred. Betterments and major renewals which extend the useful lives of buildings, improvements, and equipment are capitalized.

  Preferred Stock Investment in Related Parties

        Investment in related parties consisted solely of preferred stock of companies in which TBG Holding, NV (TBG), our indirect controlling stockholder, holds common stock and are stated at cost, net of impairments. During 2004, we liquidated our preferred stock investments in related parties in conjunction with the disposition of the equity investments by TBG (see Note 2).

  Identifiable Intangible Assets and Goodwill

        We account for our business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired.

        Identifiable intangible assets with finite lives are amortized on a straight-line basis over their respective lives.

        We review the carrying values of identifiable intangible assets with indefinite lives and goodwill at least annually to assess impairment because these assets are not amortized. Additionally, we review the carrying value of any intangible asset or goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. We assess impairment by comparing the fair value of an identifiable intangible asset or goodwill with its carrying value. Impairments are expensed when incurred.

  Minority Interest

        We recognize the minority interests' share of net income in an amount equal to the minority interests' allocable portion of the common equity of certain consolidated subsidiaries. These subsidiaries are located in Germany and Switzerland and are included in our Engineering segment.

  Income Taxes

        Deferred income taxes are provided using tax rates enacted for periods of expected reversal on all temporary differences. Temporary differences relate to differences between the book and tax basis of assets and liabilities, principally goodwill, property and equipment, deferred subscription revenue, and pension assets and accruals. Pursuant to the provisions of SFAS No. 109, Accounting for Income Taxes, we regularly review the adequacy of our deferred tax asset valuation allowance. We recognize these benefits only when the underlying assessments indicate that it is more likely than not that the benefits will be realized.

        Judgment is required in determining the worldwide provision for income taxes. Additionally, the income tax provision is based on calculations and assumptions that are subject to examination by many different tax authorities and to changes in tax law and rates in many jurisdictions. We adjust our income tax provision in the period in which it becomes probable that actual results will differ from our estimates.

  Foreign Currency

        The functional currency of each of our foreign subsidiaries is that subsidiary's local currency. Monetary assets and liabilities are translated at year-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. Any translation adjustments are included in the foreign currency translation adjustment account in stockholders' equity. Transactions executed in different currencies resulting in exchange adjustments are translated at spot rates and resulting foreign exchange transaction gains and losses are included in the results of operations.

  Research and Development

        Costs of research and development, which are included in cost of revenue, are expensed as incurred and amounted to approximately $12.9 million, $7.0 million and $13.1 million for 2002, 2003 and 2004, respectively.

  Impairment of Long-Lived Assets

        In 2003, we adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of Accounting Principles Board (APB) Opinion No. 30, Reporting the Results of Operation, for the disposal of a segment of a business. Upon adoption, we evaluated the recoverability of our property and equipment and other long-lived assets in accordance with the new standard.

        We periodically review the carrying amounts of long-lived assets to determine whether current events or circumstances warrant adjustment to such carrying amounts. Any impairment is measured by the amount that the carrying value of such assets exceeds their fair value, primarily based on estimated discounted cash flows. Considerable management judgment is necessary to estimate the fair value of assets. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value, less costs to sell.

  Stock Option Accounting

        As discussed in Note 13, IHS Group Inc., our wholly owned subsidiary, settled all of its options outstanding at November 30, 2004. IHS Group Inc. has elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise prices of IHS Group Inc.'s employee stock options have been equal to or greater than the estimated fair market value of the underlying stock on the date of the grant, no compensation expense for stock options has been recognized. SFAS No. 123, Accounting and Disclosure of Stock-Based Compensation (SFAS 123), establishes an alternative method of expense recognition for stock-based compensation awards to employees based on fair values. As of November 30, 2004, IHS Group Inc. has not yet adopted SFAS 123(R) for expense recognition purposes. See "New Accounting Pronouncement" below for further discussion concerning SFAS 123(R).

        Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if IHS Group Inc. had accounted for its employee stock options under the fair value method. The fair value of each option grant was estimated on the date of grant with the following weighted-average assumptions: risk-free interest rate of 3.0%, 2.8% and 3.0% in 2002, 2003 and 2004, respectively, expected life of five years, and expected dividends of 0%.

        Option valuation models require the input of highly subjective assumptions including expected stock price characteristics significantly different from those of traded options. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

        The weighted-average fair value of options granted during 2002 was $0.91 per option. The weighted-average fair value of options granted during 2003 at fair market value was $1.08 per option and for those granted in excess of fair market value was $0.64 per option. The weighted-average fair value of options granted during 2004 at fair market value was $1.27 per option. The options granted in excess of fair market value during 2004 had no value. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Our pro forma net income if IHS Group Inc. had used the fair value accounting provisions of SFAS 123 are shown below, for the years ended November 30:

	2002	2003	2004
	(In thousands)
As reported	$29,928	$42,563	$61,314
Compensation (expense) benefit	(636)	(2,543)	1,322

Pro forma	$29,292	$40,020	$66,311

        The benefit recorded in 2004 represents the difference between amounts calculated in previous years under SFAS 123 and the ultimate cash settlement of the options in 2004.

  Use of Estimates

        The preparation of financial statements in accordance with generally accepted accounting principles requires the use of significant management estimates. Actual results could differ from those estimates.

  Concentration of Credit Risk

        Our financial instruments that are exposed to concentrations of credit risk consist principally of accounts receivable and equity investments in related parties. Credit is extended to commercial customers based on an evaluation of the customer's financial condition; generally, collateral is not required. We maintain reserves for potential credit losses from such customers.

  Fair Value of Financial Instruments

        The carrying value of our financial instruments, including cash, accounts receivable, accounts payable and long-term debt, approximates their fair value.

  New Accounting Pronouncement

        On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

        Statement 123(R) permits public companies to adopt its requirements using one of two methods:

  1.
  A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

  2.
  A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures for either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

        We are currently studying Statement 123(R) and have not yet decided which alternative to use when we adopt Statement 123(R), for our quarter ending on August 31, 2005. As permitted by Statement 123(R), we currently account for share-based payments to employees using APB Opinion 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Subsequent to November 30, 2004, we cancelled all of our outstanding options. Consequently, the adoption of Statement 123(R) will impact our results of operations if we grant share-based payments in the future. Had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact under Statement 123(R) as described in the disclosure of pro forma net income appearing earlier in Note 1 to our consolidated financial statements.

2.    Acquisitions and Divestitures

        All acquisitions are accounted for using the purchase method of accounting. The consolidated financial statements include all the assets and liabilities acquired and the results of operations from the respective dates of acquisition. Pro forma results of the acquired businesses have not been presented as they did not have a material impact on the Company's results of operations. Significant transactions are discussed below.

  Acquisitions

        On December 9, 2003, we acquired the assets of International Petrodata Limited (IPL) for a total purchase price of approximately $16 million in cash. IPL, based in Calgary, Canada, provides critical information to the oil and gas exploration and production markets in Canada.

        On September 1, 2004, we acquired the outstanding capital stock of Cambridge Energy Research Associates (CERA) for a total purchase price of approximately $31 million, net of cash acquired of $1.5 million. CERA provides syndicated research and strategic advisory services to energy companies.

        On September 16, 2004, we acquired Intermat, Inc., a provider of decision-support tools for parts management, parts cleansing and predictive obsolescence projects, for a total purchase price of approximately $5 million in cash.

        On September 20, 2004, we acquired the outstanding capital stock of USA Information Systems, Inc. (USA). The total purchase price was approximately $20 million, net of $0.5 million of acquired cash. USA provides decision-support tools and critical information to governments and government contractors.

        The purchase prices for these acquisitions were allocated as follows:

	IPL	CERA	Intermat	USA	Total
	(In thousands)
Assets:
Current assets	$1,242	$8,437	$729	$1,968	$12,376
Property and equipment	215	2,512	212	65	3,004
Intangible assets	4,518	14,770	3,607	2,788	25,683
Goodwill	12,528	27,474	1,182	18,821	60,005
Deferred tax assets	—	2,241	—	—	2,241

Total assets	18,503	55,434	5,730	23,642	103,309

Liabilities:
Current liabilities	2,418	18,164	430	4,157	25,169
Long-term liabilities	—	7,809	—	—	7,809

Total liabilities	2,418	25,973	430	4,157	32,978

Purchase price	$16,085	$29,461	$5,300	$19,485	$70,331

  Divestitures of Investments in Affiliates

        During 2004, we divested our preferred stock investments in two related parties in which TBG held common stock. On September 17, 2004, we sold our preferred stock in one related party (TriPoint Global Communications, Inc.) for $94.2 million and we recorded a $26.6 million gain on the sale. On October 18, 2004, we distributed to TBG, in the form of a $4.3 million dividend, the preferred stock we owned in the second related party (Extruded Metals, Inc.).

3.    Dissolution of Joint Venture

        On January 1, 2004, we dissolved our joint venture with the British Standards Institution (BSI) in favor of a distribution agreement relating to certain offerings which incorporate BSI standards and were previously sold through the joint venture. We recorded a $4.4 million gain on sale of assets in connection with the dissolution of the joint venture because we received a cash distribution that exceeded our investment in the joint venture. Deferred revenue related to the subscription revenue stream of these offerings was recorded at fair value.

4.    Impairment of Assets

        An $8.6 million impairment charge was recorded in 2002 relating to the following: buildings held for sale ($4.6 million); miscellaneous balances within our Engineering segment's services business ($1.5 million); decision-support tools within our Energy segment ($0.5 million); and a note receivable related to the divestment of Pyramid ($2.0 million). The impairment charges related to prepaid royalties and decision-support tools were based on undiscounted future cash flows of the respective businesses or products.

        A $0.6 million impairment charge was recorded in 2003 relating to decision-support tools within our Energy segment. This impairment charge was based on a fair value analysis of the future cash flows of the related product.

        A $2.0 million impairment charge was recorded in 2004 relating to decision-support tools within our Energy segment. This impairment charge occurred as a result of a decision by management to discontinue development efforts on the product.

5.    Accounts Receivable

        Our accounts receivable balance consists of the following as of November 30:

	2003	2004
	(In thousands)
Accounts receivable	$111,695	$123,077
Less—accounts receivable allowance	(4,221)	(5,204)

Accounts receivable, net	$107,474	$117,873

        The activity in our accounts receivable allowance consists of the following as of November 30:

	2002	2003	2004
	(In thousands)
Balance at beginning of year	$6,839	$4,793	$4,221
Provision for bad debts	2,176	592	519
Recoveries and other additions	(576)	307	1,415
Writeoffs and other deductions	(3,646)	(1,471)	(951)

Balance at end of year	$4,793	$4,221	$5,204

6.    Property and Equipment

        Property and equipment consists of the following at November 30:

	2003	2004
	(In thousands)
Land, buildings and improvements	$47,551	$49,228
Machinery and equipment	53,880	56,700

	101,431	105,928
Less: accumulated depreciation	(51,454)	(56,337)

	$49,977	$49,591

        Depreciation expense was approximately $9.0 million, $8.6 million, and $8.2 million in 2002, 2003, and 2004, respectively.

        During 2002, we determined that certain office buildings met the criteria of SFAS 121 for assets held for sale. Accordingly, the carrying value of the buildings was adjusted to $8.7 million, which represented their fair value less costs to sell. The resulting $4.6 million impairment loss was recorded in 2002 as a component of impairment of assets.

7.    Goodwill and Intangible Assets

        The following tables present details of our intangible assets, other than goodwill, as of November 30, 2004:

	Useful Life	Gross	Accumulated Amortization	Net
	(Years)	(In thousands)
Intangible assets subject to amortization:
Information databases	5-15	$7,530	$(1,067)	$6,463
Customer relationships	2-5	7,052	(392)	6,660
Non-compete agreements	5	3,757	(177)	3,580
Developed computer software	5	2,364	(1,234)	1,130
Other	3-5	1,232	(216)	1,016

Total		$21,935	$(3,086)	$18,849
Intangible assets not subject to amortization:
Trademarks		7,972	—	7,972

Total intangible assets		$29,907	$(3,086)	$26,821

        Intangible assets as of November 30, 2003 were comprised of developed computer software.

        The estimated future amortization expense of intangible assets is as follows:

Year	Amount
(In thousands)
2005	$4,120
2006	3,665
2007	3,507
2008	3,238
2009	1,687

        Amortization expense of intangible assets was $0.4 million and $1.9 million for the years ended November 30, 2003 and November 30, 2004, respectively.

        Changes in our goodwill from November 30, 2003 to November 30, 2004 were the result of the 2004 acquisitions (see Note 2) and foreign currency exchange rate fluctuations.

8.    Debt

        On October 22, 2002, we entered into a $95 million unsecured revolving credit agreement ("Agreement") with an expiration date of December 31, 2005, at which time any outstanding principal would have become due and payable. We paid origination fees and debt costs of $0.8 million, which we amortized to interest expense over the life of the Agreement.

        The Agreement included various financial and operating covenants which we were in compliance with at November 30, 2004. Consistent with the terms of the Agreement, interest was payable periodically and ranged from LIBOR plus 125 basis points to LIBOR plus 187.5 basis points. At November 30, 2003 and 2004, there were no amounts outstanding under this Agreement. As discussed below, we terminated the Agreement subsequent to November 30, 2004, and we wrote off $0.3 million of remaining unamortized costs related to the Agreement at that time.

        On January 7, 2005, we entered into a $125 million unsecured revolving credit agreement ("New Agreement"), that has a feature allowing us to expand the facility to a maximum of $225 million. We expect origination fees and debt costs to be approximately $0.5 million, which will be amortized over the life of the New Agreement.

        The New Agreement includes various financial and operating covenants. The New Agreement expires January 7, 2010, at which time any outstanding principal becomes due and payable.

        Consistent with the terms of the New Agreement, interest is payable periodically and ranges from LIBOR plus 75 basis points to LIBOR plus 160 basis points. The facility fee is payable periodically and ranges from 15 basis points to 25 basis points.

9.    Other Long-term Liabilities

        Other long-term liabilities consist of the following at November 30:

	2003	2004
	(In thousands)
Non-compete agreements	$—	$4,850
Purchased above-market lease commitment	—	2,903
Other	317	312

Total	$317	$8,065

10.    Taxes on Income

        The amounts of income before income taxes and minority interests by U.S. and foreign jurisdictions follow for the years ended November 30:

	2002	2003	2004
	(In thousands)
U.S.	$3,513	$25,804	$28,855
Foreign	43,213	40,740	48,129

	$46,726	$66,544	$76,984

        The provision for income tax expense (benefit), for the years ended November 30 was as follows:

	2002	2003	2004
	(In thousands)
Current:
U.S.	$(8,900)	$(955)	$2,788
Foreign	12,237	16,861	14,046
State	(4,353)	864	(15)

Total current	(1,016)	16,770	16,819

Deferred:
U.S.	14,593	7,114	(2,265)
Foreign	2,021	(983)	522
State	1,177	1,034	319

Total deferred	17,791	7,165	(1,424)

Provision for income taxes	$16,775	$23,935	$15,395

        The provision for income taxes recorded within the consolidated statements of operations differs from the provision determined by applying the U.S. statutory tax rate to pretax earnings as a result of the following for the years ended November 30:

	2002	2003	2004
	(In thousands)
Statutory U.S. federal income tax	$16,354	$23,290	$26,944
State income tax, net of federal benefit	(822)	1,564	309
Foreign rate differential	(3,014)	(222)	(3,230)
U.S. tax on dividends from foreign affiliates, net of foreign tax credits (FTCs)	(1,325)	4,608	5,940
Valuation allowance on FTCs	7,142	—	(6,712)
Valuation allowance on capital loss	2,765	—	—
Worthless stock deduction	—	(3,373)	—
Benefit of dividends received deduction	—	—	(6,518)
Reduction of accrual due to audit settlements	(3,206)	—	—
Other	(1,119)	(1,932)	(1,338)

Income tax expense	$16,775	$23,935	$15,395

Effective tax rate expressed as a percentage of pretax earnings	35.9%	36.0%	20.0%

        Undistributed earnings of our foreign subsidiaries were approximately $21 million at November 30, 2004. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexities associated with its hypothetical calculation. Withholding taxes of approximately $1.3 million would be payable upon remittance of all previously unremitted earnings at November 30, 2004.

        The significant components of deferred tax assets and liabilities at November 30 were:

	2003	2004
	(In thousands)
Deferred tax assets:
Accruals and reserves	$3,805	$10,185
Deferred revenue	1,629	1,330
Depreciation	1,899	232
Tax credits	18,105	17,769
Deferred loss on stock investment	3,609	3,609
Net operating losses	1,397	3,511
Other	496	161

	30,940	36,797
Valuation allowance	(12,150)	(6,082)

Net deferred tax assets	18,790	30,715

Deferred tax liabilities:
Pension and post-retirement benefits	(23,654)	(20,250)
Intangibles	(4,599)	(9,825)

Total deferred tax liabilities	(28,253)	(30,075)

Net deferred tax asset (liability)	$(9,463)	$640

        As of November 30, 2004, we have net operating loss carryforwards totaling approximately $8.3 million, comprised of $4.3 million of U.S. loss carryforwards and $4.0 million of foreign loss carryforwards for tax purposes, which will be available to offset future taxable income. If not used, the U.S. tax carryforwards will expire between 2021 and 2024; the foreign tax loss carryforwards generally may be carried forward indefinitely. We believe the realization of substantially all of the deferred tax asset related to foreign net operating losses is not more likely than not to occur, and, accordingly, have placed a valuation allowance on this asset.

        As of November 30, 2004, we have foreign tax credit (FTC) carryforwards of approximately $11.5 million, Research and Development (R&D) credit carryforwards of approximately $2.9 million, and Alternative Minimum Tax (AMT) credit carryforwards of approximately $3.3 million, which will be available to offset future U.S. tax liabilities. If not used, the FTC carryforwards will expire between 2010 and 2012, and the R&D credit carryforwards will expire between 2006 and 2024. The AMT credit carryforwards may be carried forward indefinitely. We believe that it is more likely than not that we will realize our R&D and AMT tax credit assets. As of November 30, 2004, we have unused capital losses totaling $1.7 million. If not used, these losses will expire in 2009. We believe the realization of this deferred tax asset is not more likely than not to occur and, accordingly, have placed a valuation allowance on this asset.

        The valuation allowance for deferred tax assets decreased by $6.1 million in 2004. The decrease in this allowance was primarily due to the removal of most of the allowance on realization of FTC carryforwards. A provision in the American Jobs Creation Act of 2004 extended the carryforward period for unused FTCs; this extension along with our updated projections of future

U.S. tax liabilities against which the unused FTCs may be utilized drove the release of this allowance as we believe it is more likely than not that substantially all of the FTCs will be realized before expiration.

        We have provided what we believe to be an appropriate amount of tax for items that involve interpretation of the tax law. However, events may occur in the future that will cause us to reevaluate our current reserves and may result in an adjustment to the reserve for taxes.

11.    Other Comprehensive Income (Loss)

	Foreign currency translation adjustments	Minimum pension liability adjustment	Accumulated other comprehensive income (loss)
		(In thousands)
Balances, November 30, 2001	$(30,764)	$—	$(30,764)
Foreign currency translation adjustments	4,326	—	4,326
Minimum pension liability adjustment	—	(2,872)	(2,872)
Tax benefit	—	862	862

	(26,438)	(2,010)	(28,448)
Balances, November 30, 2002
Foreign currency translation adjustments	14,850	—	14,850
Minimum pension liability adjustment	—	(1,733)	(1,733)
Foreign currency effect on pension	297	(297)	—
Tax benefit	—	520	520
Foreign currency effect on tax benefit	(89)	89	—

	(11,380)	(3,431)	(14,811)
Balances, November 30, 2003
Foreign currency translation adjustments	13,268	—	13,268
Minimum pension liability adjustment	—	(3,062)	(3,062)
Foreign currency effect on pension	565	(565)	—
Tax benefit	—	918	918
Foreign currency effect on tax benefit	(170)	170	—

Balances, November 30, 2004	$2,283	$(5,970)	$(3,687)

12.    2004 Long-Term Incentive and Directors Stock Plans and the Offer to Exchange Options and Shares

  IHS Inc. 2004 Long-Term Incentive Plan

        The IHS Inc. 2004 Long-Term Incentive Plan became effective as of November 30, 2004.

        The plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares, cash-based awards, other stock-based awards and covered employee annual incentive awards.

        We have authorized a maximum of 7,000,000 shares, minus the number of shares relating to any award granted and outstanding as of, or subsequent to, the effective date under any other of our equity compensation plans. Subject to the plan, the maximum number of shares that may be available for grant pursuant to incentive stock options will be 4,000,000.

        As of November 30, 2004, no awards of any kind under the IHS Inc. 2004 Long-Term Incentive Plan were outstanding.

  IHS Inc. 2004 Directors Stock Plan

        Our 2004 Directors Stock Plan became effective as of December 1, 2004. This plan is a sub-plan under our 2004 Long-Term Incentive Plan. Awards under this plan are granted in accordance with the 2004 Long-Term Incentive Plan and will constitute "nonemployee director awards" (as defined in that plan). Only nonemployee directors are eligible to participate in the plan. As of November 30, 2004, no awards were outstanding.

        On each December 1, commencing with December 1, 2005, each nonemployee director (except for one):

  •
  who was not a director on the preceding December 1 will receive a one-time award consisting of restricted stock units, whose underlying shares will have, on the date of grant, a fair market value (as defined in the plan) equal to $80,000; and

  •
  will receive both an award consisting of restricted stock units, whose underlying shares will have, on the date of grant, a fair market value equal to $50,000, and an annual cash retainer award equal to $40,000, which cash-based award may be converted into deferred stock units or deferred.

        On December 29, 2004, each nonemployee director (except for one):

  •
  who was elected to our board on or before November 18, 2004 received 8,000 shares of restricted stock; and

  •
  who was elected to our board on or after November 22, 2004 but before November 30, 2004 received 5,000 shares of restricted stock; and

  •
  who was a nonemployee director as of December 1, 2004 received 4,500 shares of restricted stock, in addition to any other shares of restricted stock he or she may have received under the plan.

  Offer to Exchange Options and Shares

        Offer.    On November 22, 2004, IHS Group Inc. offered to exchange all outstanding stock options to purchase shares of its Class A non-voting common stock that were granted to senior executives, directors and certain employees (other than senior executives) under IHS Group Inc.'s 1998 and 2002 non-qualified stock option plans and IHS Group Inc. shares previously acquired upon the exercise of such options (the "Offer"). See Note 13 for further information concerning IHS Group Inc.'s 1998 and 2002 non-qualified stock options plans. The senior executives, employees and directors who accepted the Offer received:

  •
  cash in the amount equal to the excess of the estimated fair value at the date of offer, or $9.42, over the per share exercise price option for every IHS Group Inc. share underlying his or her outstanding option, vested or unvested, with an exercise price lower than $9.42 per share;

  •
  $9.42 in cash for every IHS Group Inc. share he or she previously acquired, upon the exercise of an option, and currently owns (which amount, to the extent applicable, was first applied to the repayment of the principal price of his or her loan in connection with his or her prior option exercise);

  •
  an additional $0.42 in cash for every IHS Group Inc. share he or she previously acquired and surrendered in order to satisfy his or her payroll tax withholding in connection with his or her prior exercise of an option; and

  •
  for senior executives, one restricted share of our Class A common stock for every three IHS Group Inc. shares underlying his or her outstanding options (or previously acquired upon the exercise of an option), regardless of whether such options were vested or unvested and regardless of their exercise price. Employees other than senior executives received one deferred stock unit representing one share of our Class A common stock for every three IHS Group Inc. shares underlying his or her outstanding options (or previously acquired upon the exercise of an option), regardless of whether such options were vested or unvested and regardless of their exercise price.

        All senior executives, directors and certain other employees who received the Offer accepted it prior to the December 23, 2004 expiration of the Offer.

        Vesting of our shares.    Senior executives' restricted shares will vest in accordance with the following schedule:

  •
  one-third of the total number of restricted shares he or she received will vest on the 211th day following an initial public offering;

  •
  one-third of the total number of restricted shares he or she received will vest on the first anniversary of an initial public offering;

  •
  the remaining number of restricted shares he or she received will vest on the second anniversary of an initial public offering; and

  •
  if, as of October 1, 2007, he or she continues to hold any restricted shares, all such restricted shares will vest as of such date.

        Deferred stock units and shares.    Participants received their deferred stock units and, if applicable, cash, as soon as reasonably practicable after the expiration of the Offer. The shares underlying those deferred stock units will be delivered to participants on October 17, 2005.

        Former Chief Executive Officer's deferred stock units.    Pursuant to the amendment to his termination agreement, our former Chief Executive Officer tendered options to IHS Group Inc. previously issued for $1,040,000 in cash and 583,333 deferred stock units, each representing the right to receive one share of our Class A common stock. The shares underlying the deferred stock units will be delivered to our former CEO on June 1, 2006. In the event we have not had an initial public offering or change in control (as defined in the amendment) on or prior to June 1, 2006, our former CEO may authorize us to retain that number of shares of our stock necessary to satisfy the tax withholding obligation arising in connection with the delivery of the shares described above.

        Accounting treatment.    On November 22, 2004, the Offer was extended to senior executives, directors, and certain employees other than senior executives. Although the corresponding awards were not granted until December 23, 2004, management believed at November 30, 2004, that the likelihood that the Offer would be accepted by all who received it was probable and the related cost could be reasonably estimated. Consequently, we accrued $21.8 million as of November 30, 2004. Of the $21.8 million charge, $4.4 million relates to cost of revenue and $17.4 million relates to selling, general and administrative expenses. The accrual of the Offer at November 30, 2004, includes (a) $9.9 million of cash to be paid to settle options under IHS Group Inc.'s 1998 and 2002 non-qualified stock option plans and IHS shares previously acquired upon the exercise of such options and (b) $11.9 million of the deferred stock units and shares. The cost associated with the restricted shares granted to senior executives will be recorded ratably over the vesting period.

13.    IHS Group Inc. 1998 and 2002 Non-Qualified Stock Option Plans

        Through IHS Group Inc., a wholly owned subsidiary of IHS Inc., we maintained a stock option plan (the "Plan") that provided for granting of non-qualified stock options to certain employees for the purchase of shares of common stock. As discussed in Note 12, on November 22, 2004, IHS Group Inc. offered to exchange all outstanding stock options under its 1998 and 2002 non-qualified stock option plans. All individuals who received the Offer accepted it.

        During 2004, IHS Group Inc. authorized an additional 1.2 million shares, bringing the total shares reserved for issuance pursuant to the Plan to 8.7 million. Options were granted with an exercise price not less than equal to the estimated fair market value of IHS Group Inc. shares at the date of grant. Options granted under the Plan generally vested 100% after the third anniversary of the grant date, and the maximum life of options granted was seven years. In December 2002, IHS Group Inc. adopted certain revisions to the Plan which provided, among other things, IHS Group Inc. with the right or obligation to acquire shares of common stock pursuant to the issuance of such stock options at the estimated fair market value at the date of acquisition.

        The following table summarizes IHS Group Inc.'s stock option activity for the three years ended November 30, 2004:

		Outstanding Options
	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price
Balance at November 30, 2001:
(395,000 exercisable)	1,614,000	3,386,000	$7.36
Options authorized	1,750,000	—
Options granted	(1,307,250)	1,307,250	6.54
Options forfeited	1,723,000	(1,723,000)	7.07

Balance at November 30, 2002:
(740,000 exercisable)	3,779,750	2,970,250	7.27
Options authorized	750,000	—
Options granted at fair market value	(2,688,000)	2,688,000	8.25
Options granted in excess of fair market value	(1,500,000)	1,500,000	9.05
Options forfeited	610,600	(610,600)	7.48

Balance at November 30, 2003:
(3,065,900 exercisable)	952,350	6,547,650	8.06
Options authorized	1,200,000	—
Options granted at fair market value	(1,877,500)	1,877,500	9.00
Options granted in excess of fair market value	(250,000)	250,000	12.00
Options exercised	—	(475,200)	5.38
Shares repurchased	67,000	—
Options forfeited	889,250	(889,250)	7.93

Balance at November 30, 2004:
(3,198,700 exercisable)	981,100	7,310,700	7.91

        Certain of IHS Group Inc.'s stock options were originally granted to our former CEO with a feature that guaranteed that the option would have a minimum value of $3.00 per option. This feature required IHS Group Inc. to record compensation expense at an amount equal to the difference between the fair value of IHS Group Inc.'s stock and the exercise price, subject to the $3.00 minimum value, over the three-year vesting period. IHS Group Inc. issued 1,000,000 options with this guarantee during 2001 and 250,000 options in 2002. IHS Group Inc. was required to issue an additional 250,000 options with this guarantee over each of the next two years. During 2002, these options were cancelled, in exchange for a deferred cash award equal to the minimum value, and a commitment to issue a similar number of new options during 2003 and 2004. IHS Group Inc. recorded in selling, general and administrative expenses approximately $1.9 million, $1.8 million and $0.8 million of compensation expense associated with this deferred cash award for 2002, 2003 and 2004, respectively.

        We settled all of these options at $9.42 after November 30, 2004 (see Note 12). The following table summarizes information concerning outstanding exercisable stock options as of November 30, 2004:

Exercise Prices	Number of Options Outstanding	Number of Options Exercisable
$ 5.38	193,200	193,200
6.54	836,500	836,500
8.25	2,257,000	—
8.38	1,000,000	1,000,000
9.00	1,771,000	—
9.54	250,000	250,000
9.97	381,000	381,000
11.25	250,000	250,000
12.00	250,000	166,000
13.42	122,000	122,000

	7,310,700	3,198,700

        The weighted-average remaining contractual life for outstanding options was 4.6 years as of November 30, 2004.

        Options granted to employees were recorded in accordance with APB 25. Therefore, since the exercise price of the employee stock options equaled the fair value of the underlying stock on the date of grant, no compensation expense was recognized.

14.    Employee Retirement Benefits

        We sponsor a non-contributory, defined-benefit retirement plan for all of the U.S. salaried employees of our Engineering segment. We also have a defined-benefit pension plan that covers certain employees of a subsidiary of our Engineering segment based in the United Kingdom (U.K.). We account for our participation in these plans in accordance with SFAS No. 87, Employers' Accounting for Pensions. Benefits for both plans are generally based on years of service and average base compensation. Plan funding strategies are influenced by employee benefit laws and tax laws. Our U.K. plan includes provision for employee contributions and inflation-based benefit increases for retirees.

        On November 30, 2004, our U.S. plan was spun off. Previously, it was a part of a multi-employer plan sponsored by a related party. As a consequence of the spin-off, our net pension asset was reduced by the $25.4 million value of the net pension asset attributable to the non-IHS Inc. plans and recorded as a charge to equity.

        The decrease in pension income from 2003 to 2004 is primarily due to the decline in the market value of plan investments that occurred from 2000 through 2002. Although pension investment returns were significant in 2003 and 2004, the impact of the three previous years' returns and a continued decline in interest rates reduced the funded positions of the plans to a level that resulted in the amortization of previously unrecognized actuarial losses. In addition, service cost for the U.K. plan in U.S. dollars increased due to the appreciation of the British pound sterling against the dollar. The underfunded position of our U.K. plan resulted in the recognition of an additional minimum liability in 2002, 2003 and 2004.

        Both U.S. and U.K. plan assets consist primarily of equity securities with smaller holdings of bonds and real estate. Equity assets are diversified between international and domestic investments, with additional diversification in the domestic category through allocations to large-cap, small-cap, and growth and value investments.

        The U.S. plan's established investment policy seeks to balance the need to maintain a viable and productive capital base and yet achieve investment results superior to the actuarial rate consistent with our funds' investment objectives. Asset allocations are subject to ongoing analysis and possible modification as basic capital market conditions change over time (interest rates, inflation, etc.).

        The following compares target asset allocation percentages as of the beginning of 2004 with actual asset allocations at the end of the 2004:

	U.S. Plan Assets		U.K. Plan Assets
	Target Allocations	Actual Allocations	Target Allocations		Actual Allocations
Equities	30-85%	79%	(a	)	81%
Fixed Income	10-50	12	(a	)	9
Real Estate	0-15	—	(a	)	—
Other	0-40	9	(a	)	10

(a)
Following an investment review, the U.K. plan's trustee's investment policy is to match the liabilities for active and deferred members with equity investment and match the liabilities for pensioner members with U.K. Treasury and other bonds. This would lead to a new asset allocation of approximately 50% investment in equities and property and 50% investment in debt securities. This change from the current allocation to the revised allocation is expected to take place in 2005.

        Investment return assumptions for both plans have been determined by obtaining independent estimates of expected long-term rates of return by asset class and applying the returns to assets on a weighted-average basis.

        We do not expect any required contributions to the U.S. plan during 2005. However, we expect to contribute approximately $0.9 million to the U.K. plan during 2005.

        The following table provides the expected benefit payments from our trustees for our pension plans:

	U.S. Plan	U.K. Plan	Total
	(In thousands)
2005	$10,319	$752	$11,071
2006	10,279	775	10,054
2007	10,266	798	11,064
2008	10,397	821	11,218
2009	10,510	846	11,356
2010-2014	58,544	4,615	63,159

        We recognized approximately $14.8 million, $12.8 million, and $10.5 million of net periodic pension benefit income in 2002, 2003, and 2004, respectively. The net periodic pension benefit income was based upon actuarial estimates. Net periodic pension benefit income in 2002, 2003, and 2004, includes the results from the multi-employer plan from which IHS's retirement plan was spun off effective November 30, 2004. The following table provides the components of the net periodic pension benefit income, for the years ended November 30:

	2002			2003			2004
	U.S. Plan	U.K. Plan	Total	U.S. Plan	U.K. Plan	Total	U.S. Plan	U.K. Plan	Total
	(In thousands)
Service costs incurred	$3,269	$433	$3,702	$3,601	$567	$4,168	$4,052	$700	$4,752
Interest costs on projected benefit obligation	15,248	908	16,156	15,173	1,105	16,278	14,580	1,390	15,970
Expected return on plan assets	(31,742)	(1,236)	(32,978)	(31,603)	(1,217)	(32,820)	(29,537)	(1,503)	(31,040)
Amortization of prior service cost	(2,916)	—	(2,916)	(608)	—	(608)	(580)	—	(580)
Amortization of actuarial loss	—	406	406	—	135	135	—	440	440
Special termination benefits	870	—	870	—	—	—	—	—	—

Net periodic pension benefit (income) expense	$(15,271)	$511	$(14,760)	$(13,437)	$590	$(12,847)	$(11,485)	$1,027	$(10,458)

        The changes in the projected benefit obligation and fair value of plan assets were as follows, for the years ended November 30:

	2003			2004
	U.S. Plan	U.K. Plan	Total	U.S. Plan	U.K. Plan	Total
	(In thousands)
Actuarial present value of accumulated benefit obligation	$240,562	$19,548	$260,110	$172,753	$27,755	$200,508

Change in projected benefit obligation
Net benefit obligation at beginning of year	$229,242	$15,685	$244,927	$256,643	$20,657	$277,300
Service costs incurred	3,601	567	4,168	4,052	700	4,752
Employee contributions	—	224	224	—	258	258
Interest costs on projected benefit obligation	15,173	1,105	16,278	14,580	1,390	15,970
Actuarial loss (gain)	23,391	2,227	25,618	(6,707)	4,229	(2,478)
Gross benefits paid	(14,764)	(719)	(15,483)	(15,345)	(719)	(16,064)
Plan amendment	—	—	—	308	—	308
Foreign currency exchange rate change	—	1,568	1,568	—	2,383	2,383
Effect of spin-off	—	—	—	(65,615)	—	(65,615)

Net benefit obligation at end of year	$256,643	$20,657	$277,300	$187,916	$28,898	$216,814

Change in plan assets
Fair value of plan assets at beginning of year	$278,613	$12,211	$290,824	$294,992	$15,693	$310,685
Actual return on plan assets	32,890	2,124	35,014	40,091	2,323	42,414
Employer contributions (distributions)	(1,747)	590	(1,157)	(1,727)	858	(869)
Employee contributions	—	224	224	—	258	258
Gross benefits paid	(14,764)	(719)	(15,483)	(15,345)	(719)	(16,064)
Foreign currency exchange rate change	—	1,263	1,263	—	1,811	1,811
Effect of spin-off	—	—	—	(79,585)	—	(79,585)

Fair value of plan assets at end of year	$294,992	$15,693	$310,685	$238,426	$20,224	$258,650

        The funded status is as follows for the years ended November 30:

	2003			2004
	U.S. Plan	U.K. Plan	Total	U.S. Plan	U.K. Plan	Total
	(In thousands)
Reconciliation of funded status
Over/(under)funded status	$38,349	$(4,964)	$33,385	$50,510	$(8,674)	$41,836
Unrecognized net transition asset	(4,173)	—	(4,173)	(2,499)	—	(2,499)
Unrecognized prior service costs	1,099	—	1,099	397	—	397
Unrecognized net loss	61,560	6,011	67,571	32,834	9,672	42,506

Prepaid asset recognized in balance sheets	$96,835	$1,047	$97,882	$81,242	$998	$82,240

        The amounts recognized in the balance sheet consist of the following as of November 30:

	2003			2004
	U.S. Plan	U.K. Plan	Total	U.S. Plan	U.K. Plan	Total
	(In thousands)
Prepaid asset	$96,835	$1,047	$97,882	$81,242	$998	$82,240
Accumulated other comprehensive loss	—	(4,902)	(4,902)	—	(8,529)	(8,529)

Net amount recognized at year end	$96,835	$(3,855)	$92,980	$81,242	$(7,531)	$73,711

        Pension expense is actuarially calculated annually based on data available at the beginning of each year. Assumptions used in the actuarial calculation include the discount rate selected and disclosed at the end of the previous year as well as other assumptions detailed in the table below, for the years ended November 30:

	U.S. Plan		U.K. Plan
	2003	2004	2003	2004
Weighted-average assumptions as of year end
Discount rate	6.0%	6.0%	6.0%	5.3%
Average salary increase rate	4.5	4.5	4.5	4.3
Expected long-term rate of return on assets	8.5	8.5	8.5	6.7

        Employees of certain subsidiaries of both the Energy and Engineering segments may participate in defined contribution plans. Benefit expense relating to these plans was approximately $2.2 million, $2.2 million, and $2.4 million for 2002, 2003 and 2004, respectively.

        We have a Supplemental Income Plan, which is a non-qualified pension plan, for certain company executives. Benefit expense recognized under this plan was approximately $0.7 million, $0.2 million, and $0.7 million for 2002, 2003 and 2004, respectively.

15.    Post-retirement Benefits

        We sponsor a non-contributory, defined-benefit post-retirement plan, which provides certain health care benefits, for all U.S. salaried employees of our Engineering segment who also participate in the U.S. pension plan. We account for the plan pursuant to SFAS No. 106, Employers' Accounting for Post-retirement Benefits Other Than Pensions. Substantially all of our employees of our Engineering segment may become eligible for these benefits if they reach normal retirement age while working for us.

        We recognized approximately $3.9 million, $4.3 million, and $4.7 million of net periodic post-retirement benefit expense in 2002, 2003, and 2004, respectively, based upon actuarial estimates. The obligation under these plans was determined by the application of the terms of medical and life insurance plans together with relevant actuarial assumptions and health care cost trend rates ranging ratably from 10.25% in 2003 to 5.00% in 2011. We have not measured the impact of the prescription drug coverage under the Medicare Modernization Act because our plans are fully insured plans and the savings are dependent upon outside vendors. The discount rate used in determining the accumulated post-retirement benefit obligation was 6.5%, 6.0%, and 6.0% at November 30, 2002, 2003, and 2004, respectively.

        On November 30, 2004, our plan was spun off. Previously, it was a part of a multi-employer plan sponsored by a related party. As a consequence of the spin-off, our accrued post-retirement benefit account was reduced by the $15.7 million value of the accrued post-retirement benefit account attributable to the non-IHS Inc. plans and recorded as a charge to equity.

        Net periodic pension expense for 2002, 2003, and 2004 includes the results from the multi-employer plan from which the IHS post-retirement plan was spun off effective November 30, 2004. The following table provides the components of the net periodic post-retirement benefit expense for the years ended November 30:

	2002	2003	2004
	(In thousands)
Service costs incurred	$1,090	$1,294	$1,481
Interest costs	2,453	2,556	2,641
Amortization of net actuarial loss	351	439	545

Net periodic pension benefit expense	$3,894	$4,289	$4,667

        The following table provides the components in the changes in the projected post-retirement benefit plan obligation for the years ended November 30:

	2003	2004
	(In thousands)
Post-retirement benefit obligation at beginning of year	$38,895	$43,438
Service costs	1,294	1,481
Interest costs	2,556	2,641
Actuarial loss	2,440	(100)
Benefits paid	(1,747)	(1,726)
Effect of spin-off	—	(20,882)

Post-retirement benefit obligation at end of year	$43,438	$24,852

        The following table provides the reconciliation of funded status for the years ended November 30:

	2003	2004
	(In thousands)
Underfunded status	$(43,438)	$(24,852)
Unrecognized net actuarial loss	11,980	6,112

Accrued post-retirement benefit liability at end of year	$(31,458)	$(18,740)

        Employer contributions to the post-retirement benefit plan expected to be paid during the year ending November 30, 2005, are approximately $0.9 million.

        The following table provides the expected cash flows for our post-retirement benefit plan (in thousands):

2005	$947
2006	1,024
2007	1,104
2008	1,162
2009	1,233
2010-2014	7,219

        Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care plans. A one-percentage-point change in assumed health-care cost trend rates would have the following effects:

	One-percentage- point increase	One-percentage- point decrease
	(In thousands)
Effect on total of service and interest cost for the year ended November 30, 2004	$820	$(645)
Effect on post-retirement benefit obligation as of November 30, 2004	4,288	(3,434)

16.    Long-term Leases, Commitments and Contingencies

        Rental charges in 2002, 2003, and 2004 approximated $11.0 million, $10.8 million, and $12.7 million, respectively. Minimum rental commitments under noncancelable operating leases in effect at November 30, 2004 are as follows (in thousands):

2005	$13,870
2006	10,701
2007	8,588
2008	7,868
2009	6,937
2010 and thereafter	1,429

$49,393

        We had outstanding letters of credit in the aggregate amount of approximately $1.5 million and $1.7 million at November 30, 2003 and 2004, respectively.

        From time to time, we are involved in litigation, most of which is incidental to our business. In our opinion, no litigation to which we currently are a party is likely to have a material adverse effect on our results of operations or financial condition.

17.    Supplemental Cash Flow Information

        Net cash provided by operating activities reflects cash payments for interest and income taxes as shown below, for the years ended November 30:

	2002	2003	2004
	(In thousands)
Interest paid	$2,972	$839	$127

Income tax payments, net	$4,519	$10,204	$16,651

        In 2004, we distributed a preferred stock investment with a fair value of approximately $4.3 million to an affiliate.

        Cash and cash equivalents amounting to approximately $124.5 million reflected on the consolidated balance sheets at November 30, 2004, are maintained primarily in U.S. Dollars, Canadian Dollars, British Pound Sterling, and Swiss Francs, and are subject to fluctuation in the current exchange rate.

18.    Segment Information

        We have two reportable segments: Energy and Engineering. Our Energy segment develops and delivers critical oil and gas industry data on exploration, development, production, and transportation activities to major global energy producers and national and independent oil companies. Our Energy segment also provides operational, research, and strategic advisory services to these customers, as well as to utilities and transportation, petrochemical, coal, and power companies. Our Engineering segment provides solutions incorporating technical specifications and standards, regulations, parts data, design guides, and other information to customers in its targeted industries. Both segments primarily derive their revenue from subscriptions.

        Information as to the operations of our two segments is set forth below based on the nature of the offerings. Our Chief Executive Officer and his direct reports represent our chief operating decision maker, and they evaluate segment performance based primarily on revenue and operating profit. The accounting policies of our segments are the same as those described in the summary of significant accounting policies (see Note 1).

        No single customer accounted for 10% or more of our total revenue for 2002, 2003, or 2004. There are no intersegment revenues for any period presented.

        As shown below, certain corporate transactions are not allocated to the reportable segments. Amounts not allocated include compensation expense related to equity awards, net periodic pension and post-retirement benefits income, corporate-level impairments, gain on sales of corporate assets, and gain on sale of investment in affiliate.

	Energy	Engineering	Segment Totals	Amounts not Allocated	Consolidated Total
	(In thousands)
2002
Revenue	$147,291	$191,620	$338,911	$—	$338,911
Segment operating income	30,520	22,344	52,864	4,254	57,118
Depreciation and amortization	3,290	4,853	8,143	1,209	9,352
Assets	198,989	185,941	384,930	196,361	581,291

2003
Revenue	$156,151	$189,689	$345,840	$—	$345,840
Segment operating income	29,541	28,190	57,731	8,558	66,289
Depreciation and amortization	3,841	3,886	7,727	1,216	8,943
Assets	229,211	192,258	421,469	198,644	620,113
2004
Revenue	$186,374	$208,177	$394,551	$—	$394,551
Segment operating income	32,311	32,983	65,294	(15,601)	49,693
Depreciation and amortization	5,424	3,772	9,196	946	10,142
Assets	307,366	224,059	531,425	221,219	752,644

        The following is a schedule of revenue and long-lived assets by geographic location:

	2002		2003		2004
	Revenues	Long-lived assets	Revenues	Long-lived assets	Revenues	Long-lived assets
	(In thousands)
United States	$185,332	$127,808	$180,307	$160,038	$196,672	$218,653
United Kingdom	68,039	10,276	68,541	21,314	84,407	33,763
Canada	29,366	42,733	32,798	53,010	41,747	73,176
Switzerland	30,840	24,264	30,757	38,050	33,644	42,134
Rest of world	25,334	5,476	33,437	9,941	38,081	10,566

Total	$338,911	$210,557	$345,840	$282,353	$394,551	$378,292

        Revenue by geographic area is generally based on the location of our subsidiary that receives credit for the sale (which may not correspond to either the billing address of the customer to which it was shipped or the foreign currency in which it was billed). Long-lived assets include property and equipment, net; intangible assets, net; and goodwill.

19.    Reorganization and Recapitalization

        Until November 9, 2004, Holland America Investment Corporation (HAIC U.S.), a Delaware corporation, was a wholly owned subsidiary of NV H.A.I.C. HAIC U.S. owned all of our outstanding stock. Effective November 9, 2004, HAIC U.S. became a wholly owned subsidiary of Urpasis Investments Limited and Urvanos Investments Limited, Cyprus limited liability companies.

        On November 10, 2004, we changed our capitalization to 80,000 shares of Class A common stock, 13,750 shares of Class B common stock, and 1,000 shares of Class C common stock.

        On November 12, 2004, HAIC U.S. contributed substantially all of its assets to us in exchange for our new common stock. Subsequently, HAIC U.S. liquidated by distributing its assets, comprised principally of our new common stock, to Urpasis Investments Limited and Urvanos Investments Limited.

        On November 19, 2004, we changed our capitalization to 80,000,000 shares of Class A common stock, 13,750,000 shares of Class B common stock and 1,000 Shares of Class C common stock.

        On December 13, 2004, we changed our name from IHS Group Inc. to IHS Inc.

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

          Through and including             , 2005 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                    Shares

IHS Inc.

Class A Common Stock

PROSPECTUS

Joint Book-Running Managers

Goldman, Sachs & Co.

Citigroup

Joint Lead Manager

Morgan Stanley

UBS Investment Bank

KeyBanc Capital Markets

Piper Jaffray

Representatives of the Underwriters

Part II
Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution.

Amount To Be Paid
SEC registration fee		$41,195
NASD filing fee		35,500
New York Stock Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*
To be provided by amendment.

          Each of the amounts set forth above, other than the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee, is an estimate. These expenses will be borne by the Registrant.

Item 14.    Indemnification of Directors and Officers.

          Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant's Bylaws provide for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

          Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Certificate of Incorporation provides for such limitation of liability.

          The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

          The proposed form of Underwriting Agreement will provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

          Since October 2004, the Registrant issued the following securities:

  •
  1,286,667 restricted shares of Class A common stock and deferred stock units representing 1,301,801 shares of Class A common stock to certain employees pursuant to the 2004 Offer Under the Non-Qualified Stock Option Plan and the 2002 Non-Qualified Stock Option Plan of IHS Group Inc.; and

  •
  597,000, 59,500, and 94,667 restricted shares of Class A common stock to certain senior executives, non-employee directors, and new hires, respectively, pursuant to the Registrant's 2004 Long-Term Incentive Plan.

          The issuances of the securities described in the transactions above were deemed to be exempt from registration under the Securities Act of 1933 in reliance on Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract related to compensation.

Item 16.    Exhibits and Financial Statement Schedules.

  (a)
  The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description
1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation
3.2*	Amended and Restated By-Laws
4.1*	Form of Class A Common Stock Certificate
4.2*	Registration Rights Agreement among IHS Inc. and Urvanos Investments Limited and Urpasis Investments Limited
5*	Opinion of Davis Polk & Wardwell
10.1*
Amended and Restated Credit Agreement among IHS Inc., Information Handling Services Group Inc., Information Handling Services Inc., IHS Energy Group Inc., IHS Engineering Group UK Ltd., Petroconsultants S.A., KeyBank National Association, U.S. Bank National Association, Wells Fargo Bank, National Association, and the other lenders party thereto, dated as of January 7, 2005
10.2	Employment Agreement by and between IHS Inc. and Charles A. Picasso, dated as of October 15, 2004
10.3	Employment Agreement by and between IHS Inc. and Stephen Green, dated as of November 1, 2004
10.4	Employment Agreement by and between IHS Inc. and Michael J. Sullivan, dated as of November 1, 2004
10.5	Employment Agreement by and between IHS Inc. and H. John Oechsle, dated as of November 1, 2004
10.6	Termination Agreement by and between Robert R. Carpenter and Information Handling Services Group Inc., dated as of August 4, 2004

10.7	Amendment to Termination Agreement by and between Robert R. Carpenter and Information Handling Services Group Inc., dated as of November 29, 2004
10.8	Termination Agreement and General Release and Waiver of Claims by and between Randolph A. Weil and Information Handling Services Group Inc., dated as of November 5, 2004
10.9	IHS Inc. 2004 Long-Term Incentive Plan
10.10	IHS Inc. 2004 Directors Stock Plan
10.11	IHS Inc. 2004 Long-Term Incentive Plan, Form of 2004 Restricted Stock Award
10.12	IHS Inc. 2004 Long-Term Incentive Plan, 2004 Restricted Stock Award for Charles A. Picasso, dated as of December 23, 2004
10.13	IHS Inc. 2004 Long-Term Incentive Plan, 2004 Restricted Stock Award for Jerre L. Stead, dated as of December 23, 2004
10.14	IHS Inc. 2004 Long-Term Incentive Plan, 2004 Restricted Stock Award for H. John Oechsle, dated as of December 23, 2004
10.15	Offer Under the Non-Qualified Stock Option Plan (Effective December 1, 1998) and the 2002 Non-Qualified Stock Option Plan of IHS Group Inc., dated as of November 22, 2004 (for senior executives)
10.16
Offer Under the Non-Qualified Stock Option Plan (Effective December 1, 1998) and the 2002 Non-Qualified Stock Option Plan of IHS Group Inc., dated as of November 22, 2004 (for directors and other employees)
10.17	IHS Supplemental Income Plan
10.18	Summary sheet for nonemployee director compensation
21*	List of Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP
23.2*	Consent of Davis Polk & Wardwell (included in Exhibit 5)
24	Power of Attorney (included on signature page)

*
To be filed by amendment

(b)
Financial Statement Schedules

          All schedules for the Registrant have been omitted since the required information is not present or because the information is included in the financial statements or notes thereto.

Item 17.    Undertakings

          The undersigned hereby undertakes:

           (a)  The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

           (b)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

           (c)  The undersigned registrant hereby undertakes that:

             (1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

             (2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on the 4th day of February 2005.

IHS INC.
By:	/s/ CHARLES A. PICASSO Name: Charles A. Picasso Title: President and Chief Executive Officer

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jerre L. Stead and Stephen Green, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on the 4th day of February 2005.

Signature	Title

/s/ CHARLES A. PICASSO Charles A. Picasso	President and Chief Executive Officer (Principal Executive Officer)
/s/ MICHAEL J. SULLIVAN Michael J. Sullivan	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ JERRE L. STEAD Jerre L. Stead	Chairman of the Board
/s/ C. MICHAEL ARMSTRONG C. Michael Armstrong	Director
/s/ ROGER HOLTBACK Roger Holtback	Director
/s/ BALAKRISHNAN S. IYER Balakrishnan S. Iyer	Director
/s/ MICHAEL KLEIN Michael Klein	Director
/s/ RICHARD W. ROEDEL Richard W. Roedel	Director
/s/ MICHAEL V. STAUDT Michael v. Staudt	Director

EXHIBIT INDEX

Exhibit Number	Description
1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation
3.2*	Amended and Restated By-Laws
4.1*	Form of Class A Common Stock Certificate
4.2*	Registration Rights Agreement among IHS Inc. and Urvanos Investments Limited and Urpasis Investments Limited
5*	Opinion of Davis Polk & Wardwell
10.1*
Amended and Restated Credit Agreement among IHS Inc., Information Handling Services Group Inc., Information Handling Services Inc., IHS Energy Group Inc., IHS Engineering Group UK Ltd., Petroconsultants S.A., KeyBank National Association, U.S. Bank National Association, Wells Fargo Bank, National Association, and the other lenders party thereto, dated as of January 7, 2005
10.2	Employment Agreement by and between IHS Inc. and Charles A. Picasso, dated as of October 15, 2004
10.3	Employment Agreement by and between IHS Inc. and Stephen Green, dated as of November 1, 2004
10.4	Employment Agreement by and between IHS Inc. and Michael J. Sullivan, dated as of November 1, 2004
10.5	Employment Agreement by and between IHS Inc. and H. John Oechsle, dated as of November 1, 2004
10.6	Termination Agreement by and between Robert R. Carpenter and Information Handling Services Group Inc., dated as of August 4, 2004
10.7	Amendment to Termination Agreement by and between Robert R. Carpenter and Information Handling Services Group Inc., dated as of November 29, 2004
10.8	Termination Agreement and General Release and Waiver of Claims by and between Randolph A. Weil and Information Handling Services Group Inc., dated as of November 5, 2004
10.9	IHS Inc. 2004 Long-Term Incentive Plan
10.10	IHS Inc. 2004 Directors Stock Plan
10.11	IHS Inc. 2004 Long-Term Incentive Plan, Form of 2004 Restricted Stock Award
10.12	IHS Inc. 2004 Long-Term Incentive Plan, 2004 Restricted Stock Award for Charles A. Picasso, dated as of December 23, 2004
10.13	IHS Inc. 2004 Long-Term Incentive Plan, 2004 Restricted Stock Award for Jerre L. Stead, dated as of December 23, 2004
10.14	IHS Inc. 2004 Long-Term Incentive Plan, 2004 Restricted Stock Award for H. John Oechsle, dated as of December 23, 2004
10.15	Offer Under the Non-Qualified Stock Option Plan (Effective December 1, 1998) and the 2002 Non-Qualified Stock Option Plan of IHS Group Inc., dated as of November 22, 2004 (for senior executives)

10.16
Offer Under the Non-Qualified Stock Option Plan (Effective December 1, 1998) and the 2002 Non-Qualified Stock Option Plan of IHS Group Inc., dated as of November 22, 2004 (for directors and other employees)
10.17	IHS Supplemental Income Plan
10.18	Summary sheet for nonemployee director compensation
21*	List of Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP
23.2*	Consent of Davis Polk & Wardwell (included in Exhibit 5)
24	Power of Attorney (included on signature page)

*
To be filed by amendment.

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PROSPECTUS SUMMARY
Our Company
Our Competitive Strengths
Our Growth Strategy
Risk Factors
Company Information
The Offering
Summary Consolidated Financial Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SUMMARY COMPENSATION TABLE
OPTION GRANTS IN LAST YEAR (2004)
AGGREGATED OPTION EXERCISES IN LAST YEAR (2004) AND YEAR-END OPTION VALUES
PENSION PLAN TABLE
PRINCIPAL AND SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
UNDERWRITING
Paid by IHS
Paid by the Selling Stockholders
VALIDITY OF CLASS A COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
IHS INC. CONSOLIDATED BALANCE SHEETS
IHS INC. CONSOLIDATED STATEMENTS OF OPERATIONS
IHS INC. CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
IHS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
IHS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Part II Information Not Required in Prospectus
SIGNATURES
EXHIBIT INDEX